Form 20-F
period 2015-12-31
Lombard Medical, Inc.
filed 2016-04-29
CIK 1597426

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 001-36402
LOMBARD MEDICAL, INC.
 (Exact name of Registrant as specified in its charter)
Cayman Islands
 (Jurisdiction of incorporation or organization)

6440 Oak Canyon Drive
Irvine, CA 92618
United States of America
(Address of principal executive offices)

Simon Hubbert, Chief Executive Officer
Lombard Medical, Inc.
 6440 Oak Canyon Drive
Irvine, CA 92618
United States of America
Telephone No +1 (949) 379-3750
E-Mail: globalinfo@lombardmedical.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class	Name of each exchange on which registered
Ordinary shares, $0.01 par value per share	The Nasdaq Global Market
          Securities registered or to be registered pursuant to Section 12(g) of the Act: None
          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 19,885,965 ordinary shares, par value $0.01 per share.
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

TABLE OF CONTENTS

GENERAL INFORMATION		1
PRESENTATION OF FINANCIAL AND OTHER DATA		1
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS		1
PART I		3
Item 1	Identity of Directors, Senior Management and Advisers	3
Item 2	Offer Statistics and Expected Timetable	3
Item 3	Key Information	3
	A. Selected Consolidated Financial Data	3
	B. Capitalization and Indebtedness	3
	C. Reasons for the offer and use of proceeds	3
	D. Risk Factors	3
Item 4	Information On The Company	19
	A. History and Development of the Company	19
	B. Business Overview	20
	C. Organizational Structure	34
	D. Property Plant and Equipment	35
Item 4A.	Unresolved Staff Comments	35
Item 5	Operating and Financial Review and Prospects	35
	A. Results of Operations	38
	B. Liquidity & Capital Resources	40
	C. Research and development, patents and licenses, etc	42
	D. Trend information	42
	E. Off Balance Sheet Arrangements	42
	F. Contractual Obligations and Commitments	43
	G. Safe Harbor	43
Item 6	Directors, Senior Management and Employees	43
	A. Directors and Senior Management	43
	B. Compensation	45
	C. Board Practices	46
	D. Employees	48
	E. Share Ownership	48
Item 7	Major Shareholders and Related Party Transactions	50
	A. Major Shareholders	50
	B. Related Party Transactions	51
	C. Interests of experts and counsel	54
Item 8	Financial Information	54
	A. Consolidated Statements and Other Financial Information	54
	B. Significant Changes	54
Item 9	The Offer and Listing	54
	A. Offer and Listing Details	54
	B. Plan of Distribution	55
	C. Markets	55
i

	D. Selling Shareholders	56
	E. Dilution	56
	F. Expenses of the Issue	56
Item 10	Additional Information	56
	A. Share Capital	56
	B. Memorandum and articles of association	56
	C. Material contracts	56
	D. Exchange controls	56
	E. Taxation	56
	F. Dividends and paying agents	59
	G. Statement by experts	59
	H. Documents on Display	59
	I. Subsidiary information	60
Item 11	Quantitative & Qualitative Disclosures About Market Risk	60
Item 12	Description of Securities Other Than Equity Securities	60
	A. Debt Securities	60
	B. Warrant and Rights	60
	C. Other Securities	60
	D. American Depositary Shares	60
PART II		61
Item 13	Defaults, Dividend Arrearages and Delinquencies	61
Item 14	Material Modifications To The Rights of Security Holders and Use of Proceeds	61
	A. Material Modifications to the Rights of Security Holders	61
	B. Use of Proceeds	61
Item 15	Controls & Procedures	61
Item 16A.	Audit Committee Financial Expert	61
Item 16B.	Code of Ethics	62
Item 16C.	Principal Accountant Fees and Services	62
Item 16D.	Exemptions From The Listing Standards For Audit Committees	62
Item 16E.	Purchases of Equity Securities by the Issuer band Affiliated Purchasers	62
Item 16F.	Change in the Registrants Certifying Accountant	62
Item 16G.	Corporate Governance	62
Item 16H.	Mine Safety Disclosure	63
PART III		63
Item 17	Financial Statements	63
Item 18	Financial Statements	63
Item 19	Exhibits	63

ii

GENERAL INFORMATION
In this annual report on Form 20-F (“Annual Report”), “Lombard Medical,” the Group,” the “Company,” “we,” “us” and “our” refer to Lombard Medical, Inc. and its consolidated subsidiaries, except where the context otherwise requires.
PRESENTATION OF FINANCIAL AND OTHER DATA
The consolidated financial statement data as at December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 have been derived from our consolidated financial statements, as presented elsewhere in this Annual Report, which have been prepared in accordance with International Financial Reporting Standards, (“IFRS”), as issued by the International Accounting Standards Board, (“IASB”), and as adopted by the European Union and audited in accordance with the standards of the Public Company Accounting Oversight Board, (“PCAOB”), in the United States.
We have historically conducted our business through Lombard Medical Technologies plc, and its subsidiaries. On April 30, 2014, we effected the change of domicile pursuant to which Lombard Medical Technologies plc became a wholly-owned subsidiary of Lombard Medical, Inc., a newly formed Cayman Islands exempted company with limited liability. Following this change of domicile our financial statements present the results of operations of Lombard Medical, Inc. and its consolidated subsidiaries. Our loss per share numbers reflect the new capital structure of Lombard Medical, Inc.
All references in this Annual Report on Form 20-F to “$” are to U.S. dollars, all references to “£” are to pounds sterling and all references to “€” are to Euros. Solely for the convenience of the reader, unless otherwise indicated, all pounds sterling amounts as at and for the year ended December 31, 2015 have been translated into U.S. dollars at the rate at December 31, 2015, the last business day of our year ended December 31, 2015, of $1.48 to £1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.
TRADEMARKS
We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. In addition, our name, logo and website name and address are our service marks or trademarks. Each trademark, trade name or service mark by any other company appearing in this Annual Report on Form 20-F belongs to its holder. Our principal trademarks or trade names that we use are Aorfix™, Aorflex™, IntelliFlex™, and Altura™.
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report on Form 20-F contains forward-looking statements that involve risks and uncertainties. These statements relate to future events, or our future performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to differ materially from any future results, levels of activity, performance, or achievements expressed, or implied by these forward looking statements. Words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “will,” “may” or other words that convey judgments about future events or outcomes indicate such forward-looking statements. Forward-looking statements in this Annual Report on Form 20-F may include statements about:

■
risks associated with our recently completed acquisition of Altura Medical, Inc. (“Altura”), including but not limited to the failure to realize anticipated revenue, and other potential benefits of the acquisition; costs, fees, expenses and charges associated with the integration which may negatively impact our financial condition and operating results; and business disruption, including adverse effects on business relationships with suppliers, customers and other business partners;

■	continued market acceptance of our products;
■	continued growth in the number of patients qualifying for treatment of Abdominal Aortic Aneurysms, (“AAA”s), through our products;
■	our ability to effectively compete with the products offered by our competitors;
■	the level and availability of third party payor coverage and reimbursement for our products;
■	our ability to successfully commercialize our products in the United States and other jurisdictions;
■	our ability to effectively develop new or complementary technologies;
■	our ability to manufacture our products to meet demand;
■	changes to our international operations;
■	our ability to effectively manage our business and keep pace with our anticipated growth;
■	our ability to retain and further develop our direct sales force in the United States, Germany and the United Kingdom;
■	the nature of and any changes to legislative, regulatory and other legal requirements that apply to us, our products, our suppliers and our competitors;
■	the timing of and our ability to obtain and maintain any required regulatory clearances and approvals;

■	our ability to protect our intellectual property rights and proprietary technologies;
■	our ability to operate our business without infringing the intellectual property rights and proprietary technology of third parties;
■	product liability claims and litigation expenses;
■	reputational damage to our products caused by mis-use or off-label use or government or voluntary product recalls;
■	our ability to attract, retain, and motivate qualified personnel;
■	our ability to make future acquisitions and successfully integrate any such future-acquired businesses;
■	our ability to maintain adequate liquidity to fund our operational needs and research and developments expenses; and
■	general macroeconomic and world-wide business conditions.

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
Item 2  Offer Statistics and Expected Timetable
Not applicable.
Item 3  Key Information
A.  Selected Consolidated Financial Data
The following selected consolidated financial data as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014, and 2013 have been derived from our consolidated financial statements included elsewhere in this Annual Report on Form 20-F. The selected income statement and cash flow statement data for the fiscal years ended December 31, 2012 and 2011 and the selected balance sheet data for the fiscal years ended December 31, 2013, 2012 and 2011 have been derived from our consolidated financial statements not included herein. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period. The information set forth below should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this Annual Report on Form 20-F and with our consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 20-F. We have not declared or paid any dividends in the periods presented. All our operations are continuing. As described elsewhere in this Annual Report on Form 20-F, subsequent to the effectiveness of the registration statement and the listing of our ordinary shares on the NASDAQ Global Market, holders of ordinary shares of Lombard Medical Technologies plc received one ordinary share of Lombard Medical, Inc. for every four shares previously held in Lombard Medical Technologies plc. Our loss per share numbers have been retrospectively adjusted to reflect the issuance of one ordinary share in Lombard Medical, Inc. for four ordinary shares in Lombard Medical Technologies plc as if it had occurred at January 1, 2013. Our loss per share numbers have been adjusted to give effect to the issuance and sale by us of 5,000,000 ordinary shares in the U.S. Initial Public Offering (“IPO”).

	AS OF AND FOR THE YEAR ENDED DECEMBER 31,
	2015	2014	2013	2012	2011
	($ in thousands, except per share data)
Statement of income data–continuing:
Revenue	15,114	13,277	6,960	6,175	6,425
Operating loss	(39,293)	(36,143)	(20,034)	(13,086)	(18,331)
Net loss	(37,804)	(34,752)	(19,204)	(13,162)	(16,184)

Basic and diluted loss per ordinary share	(2.13)	(2.39)	(2.14)	(2.61)	(3.97)
Weighted average number of ordinary shares - basic and diluted	17,757	14,556	8,972	5,041	4,080

Balance sheet data:
Cash and cash equivalents	32,332	53,334	40,866	4,450	11,620
Total assets	85,740	72,899	58,470	14,965	23,646
Total equity	43,115	64,833	49,333	6,729	19,070
Share capital	199	162	52,406	44,800	44,800

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

Risks Related to Our Business
Our revenue is currently generated from a limited number of products, and any decline in the sales of these products or failure to gain market acceptance of these products will negatively impact our business.
To date, we have focused extensively on the development and commercialization of Aorfix for the treatment of AAA. Following our acquisition of Altura, we launched the Altura Endovascular Stent Graft in CE Mark countries in January 2016. If we are unable to continue to achieve and maintain greater market acceptance of these products and do not achieve sustained positive cash flow from operations, we will be constrained in our ability to fund development and commercialization of improvements in our products and other product lines. In addition, if we are unable to market our products as a result of a quality problem, or failure to maintain regulatory approvals, we would lose our primary source of revenue and our business would be negatively affected.
We may not succeed in commercializing our products for several reasons, including:
■	physicians and hospitals may continue relying on open surgical repair, or use the other approved EVAR devices available for patients;
■	our direct sales force may not be large enough, or effective enough to sufficiently train and educate physicians and hospitals about the benefits of our products;
■	coverage and reimbursement for our products may not be sufficient for customers to choose our device when in need of an EVAR device;
■	new technologies, or improved products by competitors; and
■	negative publicity about, or actual or perceived problems with our produtcs could discourage physician and hospital adoption of our products.

If we are unable to educate physicians and hospitals about the advantages of our products, do not achieve significantly greater market acceptance of our products, do not gain momentum in our sales activities, or fail to significantly grow our market share, we will not be able to grow our revenue and our business and financial condition will be adversely affected.
We have a history of operating losses. If we do not achieve and maintain profitability, our financial condition and stock price could suffer.
We have incurred significant losses and negative cash flows from operations since inception. The Group incurred a net loss for the year ended December 31, 2015 of $37.8 million (2014: $34.8 million), and as at December 31, 2015 had an accumulated deficit of $227.9 million (2014: $192.9 million) and cash and cash equivalents of $32.3 million (2014: $53.3 million). Our prior losses, combined with expected future losses, have had and will continue to have, for the foreseeable future, an adverse effect on our stockholders’ deficit and working capital. We have never achieved profitability, and do not anticipate being profitable in the near future. If our revenue grows more slowly than we anticipate, or if our operating expenses are higher than we expect, we may not be able to achieve profitability, our financial condition will suffer and our stock price could decline. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.
Our independent registered public accountants have expressed substantial doubt regarding our ability to continue as a going concern.
Our auditors have expressed their opinion that there is substantial doubt about the Company’s ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of these uncertainties. Our ability to continue as a going concern is dependent upon our ability to successfully raise adequate additional financing and our ability to successfully develop our sales and marketing programs and commence our planned operations. We cannot assure you that we will be able to obtain additional financing or achieve profitability in our operations. Our failure to obtain additional financing or achieve profitability in our operations could require the Company to liquidate our business interests, and could result in the loss of your entire investment.
We will be required to obtain additional funds in the future, and these funds may not be available on acceptable terms, or at all.
Based on forecasts revised in December 2015, we expect to use up our current cash resources between Q3 2016 and Q1 2017, depending on the effectiveness of the cost savings programs being implemented by management. We will therefore need to raise additional capital or incur indebtedness to continue to fund our future operations, which may come from one or a number of public or private sources.
Our ability to raise additional funds will depend on the results of our continued marketing of our Aorfix product line, including the commercial launch of the IntelliFlex LP Delivery System, our commercialization efforts for the Altura Endovascular Stent Graft, as well as clinical and regulatory events. It may also be impacted by adverse financial, economic, and market conditions, many of which are beyond our control. We cannot be certain that sufficient funds will be available when required or on satisfactory terms.
To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities would result in ownership dilution to existing stockholders. There are no assurances that we will be able to raise additional financing for the amounts required to execute our business plans and on terms acceptable to us. If adequate funds are not available on terms that are acceptable when required by us, we may be required to significantly reduce or refocus our operations, which could have a material adverse effect on our business, financial condition and results of operations, which could result in insolvency. In addition, we may have to delay, reduce the scope or eliminate some of our research and development or sales activities, which could delay the time to market for any of our product candidates or reduce our revenue growth potential, if such adequate funds are not available.

Our cash requirements in the future may be significantly different from our current estimates and depend on many factors, including:

■	the results of our commercialization efforts for our products;
■	the need for additional capital to fund future development programs;
■	the costs involved in obtaining and enforcing patents or any litigation by third parties regarding intellectual property;
■	the establishment and maintenance of high volume manufacturing and increased sales and marketing capabilities; and
■	our success in entering into collaborative relationships with other parties.

To finance these activities, we will seek funds through borrowings or through additional rounds of financing, including private or public equity or debt offerings and collaborative arrangements with corporate partners. We may be unable to raise funds on favorable terms, or at all.
During the recent economic instability, it has been difficult for many companies to obtain financing in the public markets or to obtain debt financing on commercially reasonable terms, if at all. If we borrow additional funds, or issue debt securities, these securities could have rights superior to holders of our common stock, and could contain covenants that will restrict our operations. We might have to obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to our technologies, product candidates, or products that we otherwise would not relinquish. If we do not obtain additional resources, our ability to capitalize on business opportunities will be limited, and the growth of our business will be harmed.
We may not realize all of the anticipated benefits of the recent acquisition of Altura.
The success of the acquisition will depend, in part, on our ability to realize the anticipated growth opportunities and synergies from integrating Altura’s business into our existing business operations. Our ability to realize these benefits, and the timing of this realization, depend upon a number of factors and future events, many of which we cannot control. These factors and events include:

■
the results of future clinical trials of Altura’s products, consisting of any endovascular stent-graft that comprises or incorporates (i) a braided stent frame with a ribbed graft, (ii) a substantially “D” or semi-circular cross-section, or (iii) reverse or retrograde deployment capability, which we refer to as the Altura Endovascular Stent Graft;

■	the receipt of approval from the FDA to sell the Altura Endovascular Stent Graft in the United States;
■	obtaining and maintaining patent rights relating to the Altura technology;
■	effectively consolidating research and development operations;
■	retaining and attracting key employees;
■	consolidating corporate and administrative functions;
■	continuing to develop an effective direct sales and marketing organization in Europe;
■	preserving our and Altura’s important business relationships; and
■	minimizing the diversion of management’s attention from ongoing business concerns.

We are in a highly competitive market segment, which is subject to rapid technological change. If our competitors are better able to develop and market products that are safer, more effective, less costly, easier to use, or otherwise more attractive than any products that we may develop, our ability to generate revenue will be reduced.
Our industry is highly competitive and subject to rapid and profound technological change. Our success depends, in part, upon our ability to maintain a competitive position in the development of technologies and products for use in the treatment of AAA and other aortic disorders.
We face competition from both established and development stage companies. Several of the companies developing or marketing competing products enjoy several advantages, including:

■	greater financial and human resources for product development, sales and marketing and patent litigation;
■	significantly greater name recognition;
■	established relationships with physicians, customers and third-party payors;
■	additional lines of products, and the ability to offer rebates or bundle products to offer greater discounts or incentives to gain a competitive advantage;
■	established sales and marketing, and distribution networks; and
■
greater experience in conducting research and development, manufacturing, clinical trials, preparing regulatory submissions and obtaining regulatory clearance or approval for products and marketing approved products.

Our competitors may develop and patent processes or products earlier than us, obtain regulatory clearance or approvals for competing products more rapidly than us, and develop more effective or less expensive products or technologies that render our technology or products obsolete or non-competitive. We also compete with our competitors in recruiting and retaining qualified scientific, sales, and management personnel, establishing clinical trial sites and patient enrollment in clinical trials, as well as in acquiring technologies and technology licenses complementary to our products or advantageous to our business. If our competitors are more successful than us in these matters, our business may be harmed.

We have limited resources to invest in research and development and to grow our business and we will need to raise additional funds in the future for these activities.
We believe that our growth will depend, in significant part, on our ability to commercialize our products, as well as to develop new, or improved technologies for the treatment of AAA and other aortic disorders, and technology complementary to our existing products. Our existing resources may not allow us to conduct all of the sales and marketing and research and development activities that we believe would be beneficial for our future growth. As a result, we will need to seek funds in the future to finance these activities. If we are unable to raise funds on favorable terms, or at all, we may not be able to increase our research and development activities and the growth of our business may be negatively impacted.
Our success depends on our ability to manage our business as we increase the scale of our operations.
It may be difficult for us to control costs if we significantly expand our sales, marketing and manufacturing capacities. Changes in manufacturing and rapid expansion of personnel may mean that less experienced people are producing and selling our products, which could result in unanticipated costs and disruptions to our operations. Our success in growing our business will depend upon our ability to implement improvements in our operational systems, including information technology systems and financial internal control procedures, realize economies of scale, manage multiple development projects, and continue to expand, train and manage our personnel and distributors worldwide. If we cannot scale and manage our business to expand sales of our products, we may not achieve our desired growth and our financial results may suffer.
Reduction or interruption in supply, and an inability to develop alternative sources for supply could adversely affect our manufacturing operations and related product sales.
We manufacture all of our Aorfix products at our UK facility in Didcot. While the company we acquired during the year, Altura, does not currently manufacture products, we are utilizing a third-party manufacturer until manufacturing can be transitioned to our existing manufacturing facility in Didcot, which is expected to take place in 2016. We purchase many of the components and raw materials used in manufacturing these products from numerous suppliers in various countries. Generally, we have been able to obtain adequate supplies of such raw materials and components. However, for reasons of quality assurance, cost effectiveness, or availability, we procure certain components and raw materials from single-source suppliers. Our use of these single-source suppliers of raw materials and components exposes us to several risks, including disruptions in supply, price increases, late deliveries and an inability to meet customer demand. Finding alternative sources for these raw materials and components could be difficult and in many cases could entail a significant amount of time, disruption and cost. We work closely with our suppliers to try to ensure continuity of supply while maintaining high quality and reliability. However, we cannot guarantee that these efforts will be successful. In addition, due to the stringent regulations and requirements of the FDA regarding the manufacture of our products, we may not be able to quickly establish additional or replacement sources for certain components or materials. A reduction or interruption in supply, and an inability to develop alternative sources for such supply, could adversely affect our ability to manufacture our products in a timely or cost-effective manner and to make our related product sales. In addition, as discussed below, we expect to require significantly more supply of the raw materials and components necessary to manufacture our products as we further expand sales.
Quality problems with our products could harm our reputation and erode our competitive position, sales, and market share.
Quality is extremely important to us and our customers due to the serious and costly consequences of product failure. Our quality certifications are critical to the marketing success of our products. If we fail to meet these standards, our reputation could be harmed, we could lose customers, we could have to conduct a public recall, our continued sales could be hindered, and our revenue and results of operations could decline. Aside from specific customer standards, our success depends generally on our ability to manufacture precision-engineered components, subassemblies, and finished devices from multiple materials. If our components fail to meet these standards or fail to adapt to evolving standards, our reputation will be harmed, our competitive position could be damaged, and we could lose customers and market share. Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.
If we experience decreasing prices for our products and we are unable to reduce our expenses, our results of operations will suffer.
We may experience decreasing prices for our products due to pricing pressure experienced by our customers from managed care organizations and other third-party payors, increased market power of hospitals, and increased competition among medical engineering and manufacturing services providers. If the prices for our products decrease and we are unable to reduce our expenses, our results of operations will be adversely affected.
Our success depends on our being able to capture a meaningful share of the EVAR market.
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
Our success depends on educating physicians so that they will use, and continue to use, our products in endovascular AAA procedures.
Aorfix has a broader label than any approved EVAR product in the United States and Japan, as well as a broader label than all but one approved EVAR product in the European Union. However, many of our competitors with EVAR products not approved for angles above 60 degrees in the United States and Japan and 75 degrees, and one product at 90 degrees, in the European Union, are well known by physicians and their products may be chosen by physicians over Aorfix despite the absence of regulatory approval for use in these high angle anatomies. Below angles of 60 degrees in the United States and Japan, and 75 degrees in the European Union, there are several approved products in all jurisdictions where we compete and many are supported by competitors who have greater resources than we do. If we are unable to educate physicians with regard to the use of Aorfix both in high angle neck anatomies as well as for less challenging anatomies, our business could be negatively impacted. The Altura Endovascular Stent Graft is currently CE marked, but is not yet approved for use in the United States. However, once the product obtains this approval physicians will need to be educated in order for the product to be competitive in the marketplace. We completed FDA submission for IntelliFlex LP Delivery System for its Aorfix product line in December 2015 and are seeking clearance to market the device in 2016. We are seeking regulatory clearance to market the device in the EU and Japan in 2016 as well. Once the product obtains this approval physicians will need to be educated in order for the product to be competitive in the marketplace.

The continuing development of our products depends upon us maintaining strong relationships with physicians.
If we fail to maintain our working relationships with physicians and build relationships with new physicians, our products may not be marketed in line with the needs and expectations of the professionals who use and support them, which could cause a decline in our revenues. The research, development, marketing, and sales of our products are dependent upon our maintaining working relationships with physicians. We rely on these professionals to provide us with considerable knowledge and experience regarding the development, marketing, and sale of our products. Physicians assist us as researchers, marketing and product consultants, inventors, and public speakers. If we are unable to maintain our strong relationships with these professionals and continue to receive their advice and input, the development and marketing of our products could suffer, which could have a material adverse effect on our consolidated earnings, financial condition, and cash flows.
If we fail to further develop and maintain our direct sales forces in the United States, the United Kingdom and Germany, our business could suffer.
We have direct sales forces for our products in the United States, the United Kingdom and Germany, three of our four largest markets. We utilize a network of third-party distributors for other jurisdictions. As we continue to sell our products in our direct markets and increase our marketing efforts in Europe, we will need to maintain our current sales representatives and also likely increase the size of our sales force in Europe, primarily. There is significant competition for sales personnel experienced in relevant medical device sales. If we are unable to attract, motivate, develop, and retain qualified sales personnel and thereby grow our sales forces in the United States, Germany and the United Kingdom, we may not be able to maintain or increase our revenues.
Our third-party distributors may not effectively distribute our approved products.
We depend in part on medical device distributors and strategic relationships for the marketing and selling of our approved products as well as the training of physicians in the proper use of our approved products in the European Union, outside of the United Kingdom and Germany, in Asia and in Latin America. For example, since we have obtained regulatory approval for Aorfix in Japan, we depend on Medico’s Hirata to distribute Aorfix in Japan and to train physicians in Japan in how to properly use Aorfix. We depend on these distributors’ efforts to market our approved products and train physicians, yet we are unable to control their efforts completely. In addition, we are unable to ensure that our distributors comply with all applicable laws regarding the sale of our approved products. If our distributors fail to effectively market and sell our approved products, and to train physicians in full compliance with applicable laws, our operating results and business may suffer.
If clinical trials of our current or future products do not produce results necessary to support regulatory clearance or approval, we will be unable to continue to commercialize these products.
To market a medical device in the United States, we must obtain approval of a premarket approval application, (“PMA”), or clearance from the FDA under Section 510(k) of the Federal Food, Drug and Cosmetic Act, (the “FDCA”), unless an exemption from pre-market review applies. In order to obtain premarket approval and, in some cases, a 510(k) clearance, a product sponsor must conduct well controlled clinical trials designed to test the safety and effectiveness of the product. We will likely need to conduct additional clinical trials in the future to support new product approvals, or for the approval of new indications for the use of our products. Clinical testing is expensive, and typically takes many years, which carries an uncertain outcome. The data obtained from clinical trials may be inadequate to support approval or clearance of a submission. In addition, the occurrence of unexpected findings in connection with clinical trials may prevent or delay obtaining approval or clearance. The initiation and completion of any of our clinical trials may be prevented, delayed, or halted for numerous reasons, including, but not limited to, the following:

■
the FDA, institutional review boards, (“IRBs”), or other regulatory authorities do not approve a clinical study protocol, force us to modify a previously approved protocol, or place a clinical study on hold;

■	subjects do not enroll in, or enroll at the expected rate, or complete a clinical study;
■	subjects, or investigators do not comply with study protocols;
■	subjects do not return for post-treatment follow-up at the expected rate;
■
subjects experience serious, or unexpected adverse side effects for a variety of reasons that may or may not be related to our products such as the advanced stage of co-morbidities that may exist at the time of treatment, causing a clinical study to be put on hold;

■	sites participating in an ongoing clinical study may withdraw, requiring us to engage new sites;
■	difficulties, or delays associated with establishing additional clinical sites;
■
third-party clinical investigators decline to participate in our clinical studies, do not perform the clinical studies on the anticipated schedule, or are inconsistent with the investigator agreement, clinical study protocol, good clinical practices, and other FDA and IRB requirements;

■	third-party organizations do not perform data collection and analysis in a timely or accurate manner;
■	regulatory inspections of our clinical studies require us to undertake corrective action or suspend or terminate our clinical studies;
■	changes in federal, state, or foreign governmental statutes, regulations or policies;
■	interim results are inconclusive or unfavorable as to immediate and long-term safety or efficacy;
■	the study design is inadequate to demonstrate safety or efficacy; or
■	the clinical trials do not meet the study endpoints.

Failure can occur at any stage of clinical testing. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and/or non-clinical testing in addition to those we have planned. Our failure to adequately demonstrate the efficacy and safety of any of our devices would prevent receipt of regulatory clearance or approval and, ultimately, the commercialization of that device, or indication for use.
If we are unable to protect our intellectual property, our business may be negatively affected.
Our success depends in large part on our ability to secure effective intellectual property protection for our products and processes in the United States, and internationally. We attempt to protect our intellectual property rights through a combination of patent, trade secret, trademark, and copyright laws, as well as licensing agreements and third-party confidentiality and invention assignment agreements. Because of the differences in foreign trademark, patent and other laws concerning proprietary rights, our intellectual property rights may not receive the same degree of protection in foreign countries as they would in the United States. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition.
We have filed and intend to continue to file patent applications for various aspects of our technology to cover our products and processes. While we generally apply for patents in those countries where we intend to make, have made, use, or sell patented products, we may not accurately predict all of the countries where patent protection will ultimately be desirable. If we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date. Additionally, we may fail to secure necessary patents prior to or after obtaining regulatory clearances, thereby permitting competitors to market competing products. Moreover, we cannot assure that any of our patent applications will be approved. We also cannot assure that the patents issued as a result of our foreign patent applications will have the same scope of coverage as our U.S. patents. Further, we cannot be certain that we will be the first creator of inventions covered by any patent application because some patent applications are maintained in secrecy for a period of time. Thus, we could adopt technology without knowledge of a pending patent application. In addition, the patents we already own could be challenged, re-examined, invalidated or circumvented by others and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Further, we cannot assure that competitors will not infringe our patents, or that we will have adequate resources to enforce our patents.
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
We rely on our trademarks, trade names, and brand names to distinguish our products from the products of our competitors, and have registered or applied to register many of these trademarks. We cannot assure that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks.
We may need to engage in expensive and prolonged litigation to assert or defend any of our intellectual property rights or to determine the scope and validity of rights claimed by other parties.
If our products or processes infringe upon the intellectual property of third parties, the sale of our products may be challenged and we may have to defend costly and time-consuming infringement claims.
The market for medical devices is subject to frequent litigation regarding patent and other intellectual property rights. We face the risk of claims that we have infringed third parties’ intellectual property rights. Any claim of intellectual property infringement, even those without merit, could be expensive and time consuming to defend and with no certainty as to the outcome, litigation could be too expensive for us to pursue. Our failure to prevail in such litigation, or our failure to pursue litigation could result in the loss of our rights that could substantially hurt our business. Our competitors, many of which have substantially greater resources and have made substantial investments in competing technologies, may have applied for or obtained, or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make and sell our products. We have not conducted an independent review of patents issued to third parties. The large number of patents, the rapid rate of new patent issuances, the complexities of the technology involved and uncertainty of litigation increase the risk of business assets and management’s attention being diverted to patent litigation. In addition, because of our developmental stage, claims that our products infringe on the patent rights of others are more likely to be asserted after commencement of commercial sales of new products incorporating our technology.
Our failure to obtain rights to intellectual property of third parties, or the potential for intellectual property litigation, could divert management’s attention and force us to do one or more of the following things:

■	stop selling, making, or using products that use the disputed intellectual property;
■	obtain a license from the intellectual property owner to continue selling, making, licensing, or using products, which license may not be available on reasonable terms, or at all;
■	redesign our products, processes or services; or
■	pay significant damages.

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
Manufacturing and marketing our commercial products, and clinical testing of our products and product candidates, may expose us to product liability claims. Although we have, and intend to maintain, product liability insurance, the coverage limits of our insurance policies may not be adequate and one or more successful claims brought against us may have a material adverse effect on our business and results of operations. Additionally, adverse product liability actions could negatively affect our reputation, continued product sales, and our ability to obtain and maintain regulatory approval for our products.
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
Our U.S. administrative operations are currently based at a location that may be at risk from earthquakes.
Our U.S. administrative operations are currently at a single location in Irvine, California, near known earthquake fault zones. Any future earthquake could cause substantial delays in our operations, damage or destroy our equipment, and cause us to incur additional expenses. An earthquake could seriously harm our business and results of operations. The insurance coverage we maintain may not be adequate to cover our losses in any particular case.
If any future acquisitions or business development efforts are unsuccessful, our business may be harmed.
As part of our business strategy to be an innovative leader in the treatment of aortic disorders, we may need to acquire other companies, technologies, and product lines in the future. Acquisitions involve numerous risks, including the following:

■	the possibility that we will pay more than the value we derive from the acquisition, which could result in future non-cash impairment charges;
■
difficulties in integration of the operations, technologies, and products of the acquired companies, which may require significant attention of our management that otherwise would be available for the ongoing development of our business;

■	the assumption of certain known and unknown liabilities of the acquired companies; and
■	difficulties in retaining key relationships with employees, customers, partners, and suppliers of the acquired company.

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
Discovery of previously undisclosed, or unknown liabilities held by Altura could have an adverse effect on our business, operating results and financial condition.
Acquisitions involve risks, including inaccurate assessment of undisclosed, contingent or other liabilities or problems. Following the completion of the acquisition, the surviving corporation, which is now a wholly-owned subsidiary of ours, possesses not only all of the assets, but also all of the liabilities of Altura. Although we conducted a due diligence investigation of Altura and its known and potential liabilities and obligations, it is possible that undisclosed, contingent or other liabilities or problems may arise which we were previously unaware of. These undisclosed liabilities could have an adverse effect on our business, operating results and financial condition. The amount of such liabilities may be in excess of the value of our ordinary shares that were placed into the escrow fund for twelve months following the closing of the acquisition to secure our rights to indemnification under the Acquisition Agreement, or such liabilities may not be uncovered until after our ordinary shares that were placed into the escrow fund have been released from the escrow fund.

Risks Related to the Regulation of Our Industry
If third party payors do not provide reimbursement for the use of our products, our revenues may be negatively impacted.
Our success in marketing our products depends in large part on whether U.S., Japan, European Economic Area, (“EEA”), and other government health administrative authorities, private health insurers and other organizations will reimburse customers for the cost of our products. Reimbursement for EVAR has been in place for a considerable period of time. Reimbursement codes for EVAR are in place in the United States, Japan, United Kingdom, Italy, Germany, Spain and other countries with developed healthcare systems. Our Company does not obtain specific or special reimbursement codes other than those codes which cover products in the EVAR market. Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. Further, many international markets have government managed healthcare systems that control reimbursement for new devices and procedures. In most markets there are private insurance systems as well as government-managed systems. If sufficient reimbursement is not available for our current or future products, in either the United States, Japan, the EEA or elsewhere, the demand for our products will be adversely affected.
We may be subject to, or otherwise affected by federal and state healthcare laws, including anti-kickback, fraud and abuse and health information privacy and security laws, and could face substantial penalties if we are unable to fully comply with such laws and such penalties could adversely impact our reputation and business operations.
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
Healthcare fraud and abuse and health information privacy and security laws potentially applicable to our operations include:

■
the federal Anti-Kickback Statute, which applies to our marketing practices, educational programs, pricing policies and relationships with healthcare providers, by prohibiting, among other things, soliciting, offering, receiving, or providing compensation, directly or indirectly, intended to induce the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare, or Medicaid programs;

■
federal false claims laws that prohibit, among other things, knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other governmental healthcare programs that are false or fraudulent;

■
the federal “Stark Law,” which prohibits a physician from referring Medicare, or Medicaid patients to an entity providing “designated health services,” in which the physician has an ownership or investment interest or with which the physician has entered into a financial arrangement;

■
the federal Health Insurance Portability and Accountability Act of 1996, (“HIPAA”), and its implementing regulations (all as amended by the Health Information Technology for Economic and Clinical Health Act), which created federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters and also imposes certain regulatory and contractual requirements regarding the privacy, security and transmission of individually identifiable health information;

■
federal “sunshine” requirements imposed by the Affordable Care Act, (“ACA”), on device and pharmaceutical manufacturers regarding any payment or “transfer of value” made or distributed to physicians and teaching hospitals. Failure to submit required information may result in civil monetary penalties of up to an aggregate of $150,000 per year (or up to an aggregate of $1 million per year for “knowing failures”, for all payments, transfers of value or ownership or investment interests) that are not timely, accurately, and completely reported in an annual submission. Manufacturers were required to begin collecting data on August 1, 2013 and were required to submit reports to the CMS by March 31, 2014 (and the 90th day of each subsequent calendar year); and

■
state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers, state transparency requirements and state laws governing the privacy and security of certain health information, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

In addition, certain states mandate implementation of corporate compliance programs (and/or the maintenance of databases to ensure compliance with these laws) and/or impose additional restrictions on our financial relationships with physicians and other healthcare providers.
Another development affecting fraud and abuse risks is the increased use of the whistle-blower or qui tam provisions of the False Claims Act. The False Claims Act imposes liability on any person or entity who, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program. The qui tam provisions of the False Claims Act allow a private individual to bring civil actions on behalf of the federal government alleging that the defendant has submitted a false claim to the federal government, and to share in any monetary recovery. In recent years, the number of suits brought by private individuals has increased dramatically. In addition, various states have enacted false claim laws analogous to the False Claims Act. Many of these state laws apply where a claim is submitted to any third-party payor and not merely a federal healthcare program.

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
Our business is indirectly subject to health care industry cost-containment measures that could result in reduced sales of our products.
Most of our customers, and the health care providers to whom our customers supply, rely on third-party payors, including governmental healthcare programs and private health insurance plans, to reimburse some or all of the cost of the procedures in which our products are used. The continuing efforts of governmental authorities, insurance companies, and other third-party payors of healthcare costs to contain or reduce these costs could lead to patients or customers being unable to obtain coverage and reimbursement from these third-party payors. If coverage and reimbursement cannot be obtained by patients or customers, sales may decline significantly and our customers may reduce or eliminate purchases of our products. The cost-containment measures that health care providers are instituting, in the United States, Japan, the EEA and elsewhere, could harm the results of our operations and prospects. For example, managed care organizations have successfully negotiated volume discounts for pharmaceuticals. While this type of discount pricing has not been commonly used for medical devices, if managed care or other organizations were able to affect discount pricing for devices, it could result in lower prices to our customers from their customers and, in turn, reduce the amounts we can charge our customers for our medical devices.
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
The ACA includes, among other things, a deductible 2.3% excise tax on any entity that manufactures or imports medical devices offered for sale in the United States. This excise tax, which became effective on January 1, 2013, resulted in a significant increase in the tax burden on our industry, and if any efforts we undertake to offset the excise tax are unsuccessful, the increased tax burden could have an adverse effect on our results of operations and cash flows. The total cost imposed on the medical device industry by the ACA may be up to approximately $20 billion over ten years.
In December 2015, President Obama signed the Consolidated Appropriations Act of 2016, which imposed a two-year moratorium on the 2.3% excise tax beginning on January 1, 2016 and ending on December 31, 2017. Upon the end of this period we believe the medical device excise tax could continue to have an adverse effect on our results of operations and cash flows.
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
In September 2012, the European Commission published proposals for the revision of the European Union (“EU”) regulatory framework for medical devices. The proposal would replace the Medical Devices Directive and two related directives concerning active implantable medical devices and in vitro diagnostic medical devices respectively with a new regulation concerning medical devices and another concerning in vitro diagnostic medical devices. Unlike Directives that must be implemented into national laws, the Regulations would be directly applicable in all EEA Member States and so are intended to eliminate current national differences in regulation of medical devices.
On October 22, 2013, the European Parliament approved a package of reforms to the European Commission’s proposals. Under the revised proposals, only designated “special notified bodies” would be entitled to conduct conformity assessments of high-risk devices. These special notified bodies will need to notify the European Commission when they receive an application for a conformity assessment for a new high-risk device. The Commission will then forward the notification and the accompanying documents on the device to the Medical Devices Coordination Group (“MDCG”) for an opinion. These new procedures may result in the re-assessment of our existing medical devices, or a longer or more burdensome assessment of our new products.

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
It is important to our business that we continue to build a more complete product offering for treatment of AAA and other aortic disorders. As such, our success will depend in part on our ability to develop and introduce new products. Before we can market or sell a new regulated product or a significant modification to an existing product in the United States, we must obtain either clearance from the FDA under Section 510(k) of the FDCA or approval of a PMA application from the FDA, unless an exemption from pre-market review applies. In the 510(k) clearance process, the FDA must determine that a proposed device is “substantially equivalent” to a device legally on the market, known as a “predicate” device, with respect to intended use, technology and safety and effectiveness, in order to clear the proposed device for marketing. Clinical data is sometimes required to support substantial equivalence. The PMA pathway requires an applicant to demonstrate the safety and effectiveness of the device based, in part, on extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labelling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices. Products that are approved through a PMA application generally need FDA approval before they can be modified. Both the 510(k) and PMA processes can be expensive and lengthy and require the payment of significant fees, unless an exemption applies. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or longer, from the time the application is submitted to the FDA until an approval is obtained. In the United States, our currently commercialized products have received PMA approval. The FDA can delay, limit or deny clearance or approval of a device for many reasons, including:
■	we may not be able to demonstrate to the FDA’s satisfaction that our products are safe and effective for their intended users;
■	the data from our pre-clinical studies and clinical trials may be insufficient to support clearance or approval, where required; and
■	the manufacturing process or facilities we use may not meet applicable requirements.

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
Additionally, the FDA and other regulatory authorities have broad enforcement powers. Regulatory enforcement or inquiries, or other increased scrutiny on us, could affect the perceived safety and efficacy of our products and dissuade our customers from using our products. We may not be able to successfully develop and obtain regulatory clearance or approval for product enhancements, or new products, or these products may not be accepted by physicians or the payors who financially support many of the procedures performed with our products. The success of any new product offering or enhancement to an existing product will depend on several factors, including our ability to:
■	properly identify and anticipate physician and patient needs;
■	develop and introduce new products or product enhancements in a timely manner;
■	avoid infringing upon the intellectual property rights of third parties;
■	demonstrate, if required, the safety and efficacy of new products with data from preclinical studies and clinical trials;
■	obtain the necessary regulatory clearances or approvals for new products or product enhancements;
■	be fully compliant with regulatory requirements for marketing new devices or modified products;
■	provide adequate training to potential users of our products;
■	receive adequate coverage and reimbursement for procedures performed with our products; and
■	develop an effective and compliant, dedicated marketing and distribution network.
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
Our medical devices are subject to regulation by numerous government agencies, including the FDA, the Ministry of Health, Labour and Welfare in Japan, the EU Commission, EEA Competent Authorities, and comparable foreign agencies. The FDA and other U.S. agencies, Japan’s Ministry of Health, Labour and Welfare, the European Commission, EEA Competent Authorities, and foreign governmental agencies regulate, among other things, with respect to medical devices:
■	design, development and manufacturing;
■	testing, labelling, content and language of instructions for use and storage;
■	clinical trials;
■	product safety;
■	marketing, sales and distribution;
■	pre-market clearance and approval;
■	record keeping procedures;
■	advertising and promotion;
■	recalls and field safety corrective actions;
■	post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury;
■	medical device tracking;
■	post-market approval studies; and
■	product import and export.

We also are subject to numerous additional licensing and regulatory requirements relating to safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. Some of the most important requirements we face include:

■	FDA Regulations (Title 21 CFR 820);
■
Japanese Regulations including: Japan Pharmaceutical Affairs Law (e.g. Law No.145 Established as of August 10, 1960, Law No. 87 Revised as of July 26, 2005); Regulations for Buildings and Facilities (e.g. MHLW Ministerial Ordinance No. 2, 1961); and, Manufacturing and Quality Control (MHLW Ministerial Ordinance No. 169, 2004);

■	European Union and EEA Member State legislation (e.g., the EU Medical Devices Directive 93/42/EEC) and CE mark requirements;
■	Medical Device Quality Management System Requirements (ISO 13485);
■	Occupational Safety and Health Administration requirements; and
■	California Department of Health Services requirements.

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
Even after we have obtained the proper regulatory clearance or approval to market a product, we have ongoing responsibilities under FDA regulations, Japan’s Ministry of Health, Labour and Welfare, the EEA Member State laws implementing the EU Medical Devices Directive, and other foreign laws and regulations. Our products remain subject to strict regulatory controls on manufacturing, marketing and use. We received FDA approval for Aorfix in February 2013 and continue to further develop our regulatory compliance program as we continue to roll-out the product in the United States. We may be forced to modify or recall our product after release in response to regulatory action or unanticipated difficulties encountered in general use. Any such action could have a material effect on the reputation of our products and on our business and financial position.
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
The failure to comply with applicable regulations could jeopardize our ability to sell our products and result in enforcement actions such as:

■	warning letters;
■	fines;
■	injunctions;
■	civil penalties;
■	termination of distribution;
■	recalls or seizures of products;
■	delays in the introduction of products into the market;
■	total or partial suspension of production;
■	refusal to grant future clearances, approvals or certificates;
■	withdrawals or suspensions of current clearances, approvals or certificates, resulting in prohibitions on sales of our products; and
■	in the most serious cases, criminal penalties.

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
We are subject to rigorous regulation by the FDA, the U.S. Department of Justice and the U.S. Department of Health and Human Services (“HHS”), Office of Inspector General and numerous other federal, state, and foreign governmental authorities. These authorities have been increasing their scrutiny of our industry. An adverse outcome in one or more of these investigations could include the commencement of civil and/or criminal proceedings, substantial fines, penalties, and/or administrative remedies, including exclusion from government reimbursement programs and entry into Corporate Integrity Agreements, (“CIAs”), with governmental agencies. In addition, resolution of any of these matters could involve the imposition of additional and costly compliance obligations. Finally, if these investigations continue over a long period of time, they could divert the attention of management from the day-to-day operations of our business and impose significant administrative burdens, including cost, on us. These potential consequences, as well as any adverse outcome from these investigations or other investigations initiated by the government at any time, could have a material adverse effect on our financial condition and results of operations.

The misuse or use of our products beyond the scope of their approval may harm our image in the marketplace; result in injuries that lead to product liability suits, which could be costly to our business; or result in FDA sanctions if we are deemed to have engaged in promotion of such use.
The products we currently market have been approved by the FDA, Japan’s Ministry of Health, Labour and Welfare, or have been certified by EEA Notified Bodies with a specific indication for use on the approved product labelling. Our promotional materials and training methods must comply with FDA, Japan’s Ministry of Health, Labour and Welfare, EEA Member State legislation implementing the EU Medical Devices Directive, and other applicable laws and regulations, including in many cases the prohibition of the promotion of a medical device for a use that has not been cleared or approved by the FDA in the United States, the Ministry of Health, Labour and Welfare in Japan, or is not CE marked in the EU. We cannot, however, prevent a physician from using our products outside of those approved indications, as the FDA and EU and EEA Member State legislation do not generally restrict or regulate a physician’s choice of treatment within the practice of medicine. Although we train our sales force to not promote our products for off-label uses, if the FDA or Japan’s Ministry of Health, Labour and Welfare or an EEA Competent Authority determines that our promotional materials or training constitutes promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, which could have an adverse impact on our reputation and financial results. We could also be subject to investigations or prosecutions by United States Attorneys or state attorneys general, or similar foreign authorities, which could lead to substantial fines or other penalties. The imposition of these sanctions could also affect our reputation and position within the industry. Furthermore, the use of our products for indications other than those approved by the FDA in the United States, the Ministry of Health, Labour and Welfare in Japan or covered by the CE mark in the EEA, may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients or could potentially lead to patient injury.
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
We are required to comply with medical device reporting, (“MDR”), requirements and vigilance requirements, and must report certain malfunctions, deaths, and serious injuries associated with our products, which can result in voluntary corrective actions or agency enforcement actions.
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

If we, or our suppliers, fail to comply with the FDA’s good manufacturing practice regulations, this could impair our ability to market our products in a cost-effective and timely manner.
We and our third-party suppliers are required to comply with the FDA’s Quality System Regulation, (“QSR”), which covers the methods and documentation of the design, testing, production, control, quality assurance, labelling, packaging, sterilization, storage and shipping of our products. The FDA audits compliance with the QSR through periodic announced and unannounced inspections of manufacturing and other facilities. The FDA may impose inspections or audits at any time. If we or our suppliers have significant non-compliance issues or if any corrective action plan that we or our suppliers propose in response to observed deficiencies is not sufficient, the FDA could take enforcement action, including any of the following sanctions:

■	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;
■	customer notifications or repair, replacement, refunds, recall, detention, or seizure of our products;
■	operating restrictions, partial suspension, or total shutdown of production;
■	refusing or delaying our requests for 510(k) clearance or pre-market approval of new products or modified products;
■	withdrawing 510(k) clearances or pre-market approvals that have already been granted;
■	refusal to grant export approval for our products; or
■	criminal prosecution.

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
We operate in the medical device industry in several countries throughout the world, many of which pose elevated risks of anti-corruption violations. We sell our products through our direct sales force and through distributors to our end customers, including state-or-government-owned hospitals. This puts us and our distributors in contact with persons who may be considered “foreign officials” or “foreign public officials” under the U.S. Foreign Corrupt Practices Act of 1977, (the “FCPA”), and the Bribery Act 2010 of the Parliament of the United Kingdom, or the UK Bribery Act, respectively. In March 2013, we adopted an Anti-Bribery Policy, and we are committed to doing business in accordance with all applicable anti-corruption laws. We are subject, however, to the risk that we, our affiliated entities, or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA and the UK Bribery Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of our operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations, as well as any investigation thereof, could damage our reputation and have an adverse impact on our business.
Risks Related to Our Ordinary Shares
Our ordinary share price may be highly volatile and, as a result, you could lose a significant portion or all of your investment or we could become subject to securities class action litigation.
The market price of the ordinary shares on the NASDAQ Global Market has and may continue to fluctuate as a result of several factors, including the following:

■	variations in our quarterly operating results;
■	volatility in our industry, the industries of our customers and the global securities markets;
■	risks relating to our business and industry, including those discussed above;
■	strategic actions by us or our competitors;
■	adverse judgments or settlements obligating us to pay damages;
■	actual or expected changes in our growth rates or our competitors’ growth rates;
■	investor perception of us, the industry in which we operate, the investment opportunity associated with the ordinary shares and our future performance;
■	adverse media reports about us or our directors and officers;
■	addition or departure of our executive officers;
■	changes in financial estimates or publication of research reports by analysts regarding our ordinary shares, other comparable companies or our industry generally;
■	trading volume of our ordinary shares;
■	sales of our ordinary shares by us or our shareholders;
■	domestic and international economic, legal and regulatory factors unrelated to our performance; or
■	the release or expiration of lock-up or other transfer restrictions on our outstanding ordinary shares.

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
If we fail to maintain NASDAQ’s continued listing requirement of a minimum bid price of at least $1.00 per share for a period of 30 consecutive business days, our shares may be delisted from the NASDAQ Capital Market.
Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “EVAR.”  To continue to be listed on NASDAQ, we need to satisfy a number of requirements, including a minimum bid price for our ordinary shares of $1.00 per share for a period of 30 consecutive business days.   If we fail to comply with such requirement, we would have a period of 180 calendar days to achieve compliance by meeting the applicable standard for a minimum of ten consecutive business days.  If we are not deemed in compliance before the expiration of the 180 day compliance period, NASDAQ may afford us an additional 180 day compliance period, provided that on the 180th day of the first compliance period we have demonstrated that we meet all applicable standards for initial listing on the NASDAQ Capital Market (except the bid price requirement) based on our most recent public filings and market information.
On February 24, 2016, we received a NASDAQ Staff Deficiency Letter indicating that the Company is not in compliance with the minimum bid price requirement for continued listing. According to the letter from NASDAQ, the Company had a grace period of 180 calendar days, starting February 24, 2016, to regain compliance with the minimum bid price requirement.  On April 8, 2016 we received a follow-up letter from NASDAQ indicating that we had achieved a closing bid price of $1.00 per share or higher for ten consecutive business days, from March 24 to April 7, 2016, and as such, we had regained compliance with the minimum bid requirement.
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
As at the date of this Annual Report, we believe that our directors and executive officers and shareholders holding more than 5% of our capital stock and their affiliates will beneficially own, in the aggregate, approximately 56.4% of our outstanding ordinary shares. Two of the shareholders holding more than 5% of our capital stock are affiliated with two of our directors. As a result, it is likely that certain of our largest shareholders, either individually or if acting in concert, would be able to exercise influence over most if not all matters requiring shareholders’ approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.
Additional equity issuances will dilute your holdings, and sales by certain of our large shareholders, directors, executive officers or a large number of other shareholders could adversely affect the market price of our ordinary shares.
As at the date of this Annual Report, we have 19,885,965 ordinary shares outstanding. With the exception of 575,000 ordinary shares held in escrow as a result of the Altura acquisition, all ordinary shares are freely transferable without restriction or additional registration under the Securities Act.
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
As a U.S. listed company, we incur significant legal, accounting and other expenses that we did not incur previously. These costs will further increase after we no longer qualify as an “emerging growth company.” We will continue to incur costs associated with our U.S. public company reporting requirements. We also will continue to incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act as well as new rules implemented by the Securities and Exchange Commission, or the SEC, and the NASDAQ Global Market. We expect these rules and regulations to continue to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

As a foreign private issuer, we are subject to different U.S. securities laws and NASDAQ governance standards than domestic U.S. issuers. This may afford less protection to holders of our ordinary shares, and you may not receive corporate and company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it.
As a foreign private issuer, the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Securities Exchange Act of 1934, as amended, or the Exchange Act. Although we report quarterly financial results and report certain material events, we are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence and our quarterly or current reports may contain less or different information than required under U.S. filings. In addition, we are exempt from the Section 14 proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Our exemption from Section 16 rules regarding sales of ordinary shares by directors and officers means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. As a result, you may not have all the data that you are accustomed to having when making investment decisions. Also, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder with respect to their purchases and sales of our ordinary shares. The periodic disclosure required of foreign private issuers is more limited than that required of domestic U.S. issuers and there may therefore be less publicly available information about us than is regularly published by or about U.S. public companies.
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
We are an “emerging growth company,” as defined in the Jumpstart Our Business Start-ups (“JOBS”) Act, and, for as long as we continue to be an “emerging growth company,” we may continue to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We will cease to be an “emerging growth company” upon the earliest of (1) the first fiscal year following the fifth anniversary of the IPO, (2) the first fiscal year after our annual gross revenue is $1 billion or more, (3) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities or (4) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year. We cannot predict if investors will find our ordinary shares less attractive if we choose to rely on these exemptions. If some investors find our ordinary shares less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our ordinary shares and our share price may be more volatile.
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
Based on our operations, composition of assets and market capitalization in 2015, we believe that we were not a passive foreign investment company, (“PFIC”), for U.S. federal income tax purposes in 2015. In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least (i) 75% of its gross income is classified as “passive income” or (ii) 50% of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For these purposes, cash is considered a passive asset. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it holds 25% or more (by value) of the stock. The determination of whether we are a PFIC is made annually, after the close of the relevant taxable year. Therefore, it is possible that we could be classified as a PFIC for the current taxable year or in future years due to changes in the composition of our assets or income, as well as changes to our market capitalization. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, and may fluctuate considerably given that market prices of medical technology companies have been especially volatile. If we were to be treated as a PFIC for any taxable year during which a U.S. Holder held our ordinary shares, however, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. For example, if we were classified as a PFIC, U.S. Holders would not be eligible to make an election to treat us as a qualified electing fund, (“QEF”) election, because we do not anticipate providing U.S. Holders with the information required to permit a QEF election to be made. Such a QEF election, if available, could mitigate adverse consequences should we be classified as a PFIC.
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
Our corporate affairs will be governed by our amended and restated memorandum and articles of association, the Companies Law (2013 Revision) (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not technically binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and certain states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. As a result, there may be significantly less protection for investors than is available to investors in companies organized in the United States, particularly Delaware. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States. The Cayman Islands courts are also unlikely:

■	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of United States securities laws; and
■	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of United States securities laws that are penal in nature.

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

■	the statutory provisions as to the required majority vote have been met;
■
the shareholders have been fairly represented at the meeting in question, the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class and that the meeting was properly constituted;

■	the arrangement is such that it may reasonably be approved by an intelligent and honest man of that share class acting in respect of his interest; and
■	the arrangement is not one which would be more properly sanctioned under some other provision of the Companies Law.

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
Such provisions may reduce the price that investors may be willing to pay for our ordinary shares in the future, which could reduce the market price of our ordinary shares. These provisions include:

■	a prohibition on shareholder action through written consent;
■	a requirement that extraordinary general meetings of shareholders be called only by a majority of the board of directors or, in limited circumstances, by the board upon shareholder requisition;
■	an advance notice requirement for shareholder proposals and nominations to be brought before an annual general meeting;
■
provisions relating to the multiple classes and three-year terms of our directors, the manner of election of directors, removal of directors and the appointment of directors as an addition to the existing board or to fill a vacancy;

■	the authority of our board of directors to issue preferred shares with such terms as our board of directors may determine; and
■	a requirement of approval of not less than 66 2/3% of the votes cast by shareholders entitled to vote thereon in order to amend any provisions of our memorandum and articles of association.
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
From December 13, 2005 until April 30, 2014, Lombard Medical Technologies plc’s ordinary shares were listed on the Alternative Investment Market, (“AIM”), a market operated by London Stock Exchange plc, under the symbol LMT. On April 25, 2014, we completed our initial public offering of ordinary shares on the Nasdaq Global Market. Our ordinary shares are traded under the symbol EVAR.

On July 30, 2015, we completed the Merger of Merger Sub with and into Altura Medical, Inc., pursuant to the terms of the Merger Agreement. As a result of the Merger, Altura is a wholly-owned subsidiary of ours. Upon the closing of the Merger (herein referred to as the “Acquisition”), and in accordance with the terms of the Merger Agreement, we issued an aggregate of 3,700,000 unregistered ordinary shares to the former stockholders and certain former executive officers of Altura in exchange for the shares of Altura preferred stock outstanding immediately prior to the closing of the Acquisition. This included the delivery of an aggregate of 575,000 unregistered ordinary shares to Computershare Trust Company, N.A., in its capacity as escrow agent, to secure our rights, and the rights of certain of our affiliates and representatives, to indemnification as provided in the Merger Agreement. As a condition to the closing of the Acquisition, various former Altura preferred stockholders entered into the Lock-Up Agreement, dated July 30, 2015, with us pursuant to which they will not, without our prior approval, sell, transfer or otherwise dispose of any of our ordinary shares received at the closing of the Acquisition, which are not in escrow, during the period commencing on the closing date of the Acquisition and ending 180 days after the closing date of the Acquisition, subject to certain exceptions. Additionally, as a condition of the Lock-Up Agreement, some of the 575,000 shares which are held in escrow cannot and will not, without our prior approval, be sold, transferred or otherwise disposed of during the escrow period commencing on the closing date of the transaction and ending 365 days after the closing date of the transactions, subject to certain exceptions.
In connection with the Acquisition, we modified our $26 million secured term loan facility with Oxford Finance LLC to accelerate the draw of approximately $5.5 million from our optional $10 million near-term revenue milestone in order to finance the acquisition of Altura. The proceeds of the debt drawdown were used to refinance existing indebtedness of Altura. In October 2015, we achieved the revenue milestone for the optional $10 million second tranche of the loan facility with Oxford Finance LLC. As such, we drew the remaining $4.5 million from this tranche on October 8, 2015. As of December 31, 2015 we had received $21.0 million loan funding as part of the $26 million secured loan facility with Oxford Finance LLC. The final $5 million will only become available to us when and if additional revenue targets of $25.0 million trailing revenues are reached in 2016.
Based on forecasts revised in December 2015, we expect to use up our current cash resources between Q3 2016 and Q1 2017, depending on the effectiveness of the cost savings programs being implemented by management. We therefore need to raise additional capital or incur indebtedness to continue to fund our future operations, which may come from one or a number of public or private sources.
Our ability to raise additional funds will depend on the results of our commercialization efforts for the Altura Endovascular Stent Graft, and the next generation of the Aorfix delivery system, as well as clinical and regulatory events, and may also be impacted by adverse financial, economic, and market conditions, many of which are beyond our control. We cannot be certain that sufficient funds will be available when required, or on satisfactory terms.
To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities would result in ownership dilution to existing stockholders. There are no assurances that we will be able to raise additional financing for the amounts required to execute our business plan and on terms acceptable to us. If adequate funds are not available on terms that are acceptable when required by us, we may be required to significantly reduce or refocus our operations, which could have a material adverse effect on our business, financial condition and results of operations, which could result in insolvency. In addition, we may have to delay, reduce the scope or eliminate some of our research and development or sales activities, which could delay the time to market for any of our product candidates or reduce our revenue growth potential, if such adequate funds are not available. These factors raise substantial doubt about our ability to continue as a going concern. We will therefore need to raise additional capital or incur indebtedness to continue to fund our future operations, which may come from one or a number of public or private sources.
Since incorporation in 2003, we have traded solvently and have not been subject to any bankruptcy proceedings. For information about our capital expenditures, please see “Capital Expenditures” in Item 5 of this Annual Report on Form 20-F.
Our head office is located at 6440 Oak Canyon Drive, Irvine, California, 92618, and our phone number is (949) 379-3750. More comprehensive information about our products and company is available on our website at www.lombardmedical.com. Our website and the information contained on, or accessible through, our website are not part of this Annual Report on Form 20-F.
B.  Business Overview
Overview
We are a medical technology company specializing in developing, manufacturing, and marketing endovascular stent-grafts that address significant unmet needs in the repair of aortic aneurysms. Our highest revenue product, currently Aorfix, is the only AAA stent-graft approved by the FDA and Japanese Ministry for Labor, Health and Welfare for the treatment of AAAs with angulation at the neck of the aneurysm of up to 90 degrees.

AAA	Aorfix in Situ	Altura in Situ

An AAA is a balloon-like enlargement of the aorta in the abdominal cavity which, if left untreated, may rupture. Most ruptured AAAs are fatal. According to iData Research, Inc. AAAs are the thirteenth leading cause of death in the United States and the tenth leading cause of death in U.S. men aged 65 years and older. AAAs are currently treated either through invasive and traumatic open surgical repair or through less invasive endovascular aortic repair, or EVAR. According to data produced by Medtech Ventures, the worldwide EVAR market was estimated to be approximately $1.6 billion in 2015, with the U.S. market estimated at approximately $800 million according to iData Research, Inc. According to Medtech Ventures, it is estimated that more than 500,000 AAA patients are diagnosed annually in the developed world, with 200,000 of such patients receiving treatment.
According to Medtech Ventures, approximately 20% of all AAA patients have aneurysms with neck angulation greater than 60 degrees, which we refer to as high angle neck anatomy. There are no EVAR devices other than Aorfix approved by the FDA to treat AAAs with high angle neck anatomy. Our U.S. Pythagoras study data suggests that an additional approximately 10% of AAA patients with neck angulation less than 60 degrees have moderate or severe tortuosity, which is an abnormality of shape or path, in the iliac arteries, which branch off the aorta into the legs. Our data indicates that Aorfix can substantially reduce complication and re-intervention rates in this AAA patient group. The marketing of Aorfix has initially focused on these two groups, the 20% of all AAA patients for which we have the only FDA-approved product, and the additional 10% of all AAA patients where we believe Aorfix will demonstrate superior performance to other FDA-approved EVAR devices.
We also believe we may in the future successfully penetrate the broader AAA market with Aorfix. We believe data on Aorfix show complication rates in patients whose aneurysms have neck angulation of 60 degrees or less, which we refer to as low angle neck anatomy, that are comparable to those of other FDA-approved EVAR devices in such patients. Clinicians in the United States may prefer to use only one device, to treat a broad range of AAA patients. Our new product, the Altura Endovascular Stent Graft will aim to target this market segment.
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
We formally launched Aorfix in the U.S. in November 2013 and are currently marketing Aorfix in the United States through our direct sales force. Our U.S. marketing efforts have been initially focused on physicians treating AAA patients at the top U.S. EVAR centers at which over 50% of U.S. EVAR procedures are performed annually. Outside of the United States, we market Aorfix through our direct sales forces in Germany and the United Kingdom and through a number of country-exclusive distribution agreements with partners in other European Union countries, Latin America and Asia. We received regulatory approval to market Aorfix in Japan in August 2014.
We continue to make progress in the area of new product development and in May 2015 we opened our new corporate headquarters in Irvine California. In December 2015, we submitted a Regulatory supplement to the FDA for approval of our next generation delivery system, which will include reduced device profile and an integrated sheath to reduce vessel trauma. We have also made significant progress toward expanding the size range of Aorfix, thereby addressing the needs of patients with AAAs having aortic neck diameters either too large or too small for the current product size range. In February 2015, the FDA approved The Aorfix™ Plus stent graft range with proximal neck diameters up to 36mm. In June 2015, we launched a 34mm Aorfix™ Plus stent graft in the US.
With the acquisition of Altura in July 2015, we plan to market and sell the Altura Endovascular Stent Graft, an ultra-low profile (14f) AAA stent graft system indicated for standard anatomies which received CE Mark in 2015. We launched the product in Europe in January 2016 with a plan for a broader international roll-out later in 2016. In the U.S., the Altura Endovascular Stent Graft is not yet approved; however, we intend to file for an Investigational Device Exemption (“IDE”) from the U.S. FDA in 2016 with the intent to begin recruitment for a U.S. clinical study later in 2016.
Like Aorfix, the Altura stent-graft is used to treat abdominal aortic aneurysms by the procedure known as EndoVascular Aneurysm Repair (EVAR).  Stent-grafts are a combination of a vascular graft, which is usually a tube made from woven polyester or from expanded PTFE, and a stent, which is usually a light-weight metallic structure formed into a cylinder. The Altura stent-graft supplies blood to both iliac arteries but instead of bifurcating, it is made from two separate components.  These two components lie side by side in the aorta and blood flows directly into each of the iliac arteries.  In order to fit with a blood-tight seal in the aorta, the aortic ends of the Altura stent-graft are ‘D’ shaped in cross section so that when the pair of components are arranged to lie with the flat parts of the ‘D’ cross section back to back, they form a circular cross section that fits and seals into the aorta.  This arrangement avoids performing the technically advanced manoeuvres required to implant a ‘Y’ shaped device.  The objective of the Altura graft is to make most of the steps in EVAR procedures easier.  The stent-graft uses a braided stent, instead of Z, diamond or ring stents, and this structure allows the stent-graft to be stretched out longitudinally so that it becomes long and narrow.  This feature, when combined with the smaller size of the ‘D’ shaped stent, allows the Altura delivery system to be particularly narrow (14 French, <5mm).  A narrower delivery system makes percutaneous access easier to achieve and allows the stent-graft to be advanced through arteries that are diseased and therefore narrower than normal.
The braided stent design of Altura can be expanded or contracted at will by using the delivery system to compress or to stretch the stent-graft along its axis.  When expanded, the stent-graft can be made to be a tight fit in the artery so that it can seal and fix in place.  However, if the physician expands the graft but decides to adjust its position, the stent-grafts and be stretch out again to be long and narrow so that the stent-graft can be re-positioned.  This feature Allows Altura to be placed very accurately next to branch vessels or specific lesions in the arteries whereas many other stent-grafts cannot be re-positioned once deployed.  Axially compressing the braid of the Altura stent-graft can also be used to increase the radial strength of the graft in areas of challenging anatomy, such as narrowing (stenosis) or tortuosity.

In order to see the anatomy of arteries under X-rays, a liquid contrast material that shows strongly on X-rays must be injected into the artery.  A thin tube (catheter) is usually placed inside the artery alongside the stent-graft and small quantities of contrast liquid can be injected.  The contrast then briefly fills the artery and its branches before flowing away in the blood-stream.  Arteries are usually soft and sometimes move considerably when delivery catheters are pushed into them.  This means that it is sometimes necessary to keep checking the positions of arteries and branches by using multiple injections of contrast.  It is not always convenient to place a catheter before deploying a stent-graft or at every stage throughout its deployment and to make this issue easier, the Altura delivery systems allows liquid contrast to be injected into the patient directly through the delivery system without the need for a separate catheter.  This feature increases the accuracy of stent-graft placement in both the aorta and in the iliac arteries and it avoids the need to introduce a catheter until the very end of the procedure.
Stent-grafts usually have aortic components and iliac components which plug into the aortic component.  These components are usually deployed from the delivery system by holding the stent-graft component in one position while the physician slides back the delivery catheter to allow the stent-graft component to be released without moving its position.  Universally, by pulling the delivery catheter back, the stent-graft is deployed first at the end furthest away from the physician and therefore deepest in the patient.  This arrangement is ideal for accurate placement at the renal arteries where the top of the stent-graft must be aligned accurately with the point in the aorta where the renal artery branches away.  In the iliac artery, however, the bottom end of the stent-graft must be aligned with the hypogastric artery and this end usually emerges last from the delivery system.  This can make it harder to align the graft accurately with the branch.  The Altura delivery system is unique among stent-grafts in having a catheter which deploys the iliac component in the reverse direction, allowing placement of the component first at the hypogastric artery, which makes it easier to position accurately.  The feature of being able to inject contrast liquid is also available in this delivery system, allowing the precise location of the hypogastric artery to be visualised at the time of deployment.
Stent-grafts need to fit a wide range of sizes of anatomy; most manufacturers have a selection of tens to more than a hundred components of different sizes of stent-graft to allow this variety to be treated. Altura uses four separate components (two aortic and two iliac parts) allowing many different sizes to be constructed from a small selection of parts.  The adjustability of the braided stent allows each size of stent-graft to fit a wide range of vessel diameters and lengths.  The majority of EVARs can be completed with Altura from a choice of just 3 aortic sizes and 3 iliac sizes, making it easy to plan cases and to keep a small stock in hospitals for emergent treatments.
The combination of Altura’s technology with our flagship Aorfix product creates a patient driven platform that we believe will allow us to capture market share from our competitors. The Altura Endovascular Stent Graft offers a simple, safe, and efficient treatment option for standard AAA anatomy and will allow physicians to treat a large number of patients more efficiently in the future, while Aorfix offers the only on-label solution for patients with Aortic neck angulation up to 90 degrees.
Market Overview
Abdominal Aortic Aneurysms
Arterial aneurysms occur most commonly in the aorta, which extends from the chest to the abdomen. The abdominal aorta is the segment between the renal (kidney) arteries and the two iliac arteries. AAAs occur when a portion of the abdominal aorta bulges into an aneurysm because of a weakening of the vessel wall, which may result in life threatening internal bleeding upon rupture. The causes of AAA are not fully understood but AAAs often occur in patients who also have coronary artery disease, or poor circulation in their lower limbs that is associated with atherosclerosis.
Risk factors for AAAs generally include family history, smoking, high blood pressure, high cholesterol and gender (with higher incidence in men). This disease generally progresses with age.
According to Medtech Ventures, approximately 4,500,000 people are living with AAAs in the developed world, at least 1,500,000 of which are in the United States, and each year approximately 500,000 new patients are diagnosed in the developed world, according to iData Research, Inc. According to iData Research, Inc., the overall patient mortality rate for ruptured AAAs is approximately 80%, making them among the leading causes of death in the United States.
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
The most prominent of these initiatives is the SAAAVE Act, which was signed into law in the United States on February 8, 2006 as part of the Deficit Reduction Act of 2005, and began providing coverage on January 1, 2007. For people who meet certain eligibility criteria, and as implemented by CMS, SAAAVE provides for a one-time free of charge AAA screening for certain men who have smoked cigarettes sometime in their lives, and men or women who have a family history of the disease. This screening is provided as part of the “Welcome to Medicare” physical.

According to the U.S. Census Bureau, the population of the United States aged 65 and over was approximately 43,000,000 in 2012, or 13.7% of the total U.S. population. This section of the population is forecast to grow, both in absolute terms and by percentage of the population, to 56,000,000 (16.8% of the population) by 2020, according to the U.S. Census Bureau. Accordingly, given this demographic trend towards an aging population, the number of AAAs in the United States is expected to increase naturally over time. In addition, the percentage of cases diagnosed may also to grow due to an increasing prevalence of screening for AAAs, such as that conducted under the SAAAVE initiative.
Once diagnosed, the current standard of care for AAAs that are below 5.5 centimeters in diameter is to continue monitoring, but not to make any surgical intervention to repair the aneurysm. For AAAs with diameters greater than 5.5 centimeters, there are two methods of treatment, open surgery and EVAR.
An article published in the New England Journal of Medicine on January 31, 2008 compared the results of open surgical repair versus EVAR for the treatment of AAAs on more than 45,000 patients over a three year period. Among the findings discussed in the article were:

■	the 30-day mortality rate of all patients in the study undergoing EVAR was approximately 1.2%, as compared to 4.8% for open surgical repair;
■	patients treated by EVAR were three times less likely to be discharged to a rehabilitation facility or nursing home rather than their own homes as compared to patients treated with open repair; and
■	the average hospital stay for patients in the study after EVAR was 3.4 days versus 9.3 days for patients after open surgical repair.

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
EVAR Market
According to Medtech Ventures, the current annual worldwide EVAR market size is estimated to be approximately $1.6 billion and is expected to grow at a compound annual growth rate of 6% to approximately $1.9 billion in 2018. It is estimated that more than 500,000 AAA patients worldwide are diagnosed annually in the developed world, with approximately 200,000 of such patients receiving treatment. Based upon this information, we expect the underlying market for Aorfix is expected to continue to expand. See Item 5. Operating and Financial Review and Prospects and the financial statements included elsewhere in this Annual Report for a breakdown of our revenues by geographic location.
U.S. Market
AAAs are the thirteenth leading cause of death in the United States and the tenth leading cause of death in U.S. men aged 65 years and older. According to iData Research, Inc., the U.S. EVAR market was estimated to be approximately $800 million in 2015 and each year, 200,000 patients are diagnosed with AAA. At present, other than Aorfix, there are five FDA-approved AAA stent-grafts available in the U.S. EVAR market. Each of these other FDA-approved AAA stent-grafts is approved only to treat AAAs with a neck angulation of 0 to 60 degrees.
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
Open surgical repair requires a large incision in the patient’s abdomen, the cross clamping of the aorta to stop blood flow and implantation of a graft which is sutured to the aorta, connecting one end above the aneurysm to the other end below the aneurysm. This highly invasive surgical procedure generally lasts between two and four hours. After receiving open surgical repair, the patient usually requires a few days in the hospital’s surgical intensive care unit, and the total hospital stay may be four to ten days. Post-procedure convalescence may take another four to six weeks due to the invasiveness of the operation and the procedure carries a 5-6%, 30-day mortality rate.
Our AAA Solutions
Aorfix
To date, Aorfix has been used to treat over 5,000 patients worldwide. Aorfix is the only device in the United States and one of only two devices in the European Union with a label indication for the treatment of AAA patients with aortic neck angulations of up to and including 90 degrees. The procedure typically takes less than two hours and involves catheter-based delivery using the Aorflex system to deploy the Aorfix stent-graft through a small incision in the groin into the femoral artery.

Aorfix	Aorflex Delivery System

As a result, Aorfix offers physicians an approved device to treat patients with high angle neck anatomy, who would otherwise need to be treated through open surgery or with a stent-graft that is not approved for use in such neck anatomy. While we have not conducted any direct head-to-head studies comparing Aorfix to other stent-graft devices in patients with high angle neck anatomy, several clinical studies have been published on AAA EVAR devices. Based on a review of these clinical studies, we believe Aorfix provides more favorable outcomes in high angle neck anatomy patients and results in fewer complications than AAA EVAR devices that have not been approved for use in such patients. As compared to treatment through open surgery, Aorfix carries lower risk and requires a significantly shorter period of hospital stay and post- operative recovery. We have initially focused our marketing efforts on approximately 30% of all AAA patients comprised of AAA patients with high angle neck anatomy (approximately 20%) and low angle neck anatomy AAA patients with iliac arterial tortuosity (approximately 10%). We believe this patient population can be uniquely, or better treated by using Aorfix.
Moreover, we believe that by offering physicians an approved AAA stent-graft that is clinically proven to treat patients from 0 to 90 degrees, we can also penetrate and gain share of the low angle AAA market. Using Aorfix to treat AAA patients with low angle as well as high angle neck anatomy allows physicians to treat the broadest range of patients with one stent-graft, reducing costs and training time through rationalization of suppliers.
We recently completed our submission with the FDA for IntelliFlex LP, a new delivery system technology created for Aorfix. IntelliFlex features a low profile, intuitive, compact and ergonomic design that enhances the precision and control of Aorfix deployment and placement. In addition, the system incorporates an integrated exchange sheath designed to reduce the possibility of vessel trauma during the procedure. We are seeking clearance to market the new delivery system in the United States in 2016. Additionally, we are seeking regulatory approval in 2016 in the EU and Japanese markets.
Altura Endovascular Stent Graft System
The Altura Endovascular Stent Graft system received CE Mark approval in 2015. It features an innovative ultra-low profile endovascular stent graft technology that offers a simple and predictable solution to the treatment of standard AAA anatomies.

Altura Endovascular Stent Graft	Altura Delivery System

We completed a live case at the Leipzig Interventional Course (“LINC”) in late January 2016, which demonstrated the products’ effectiveness. We launched into key select centres in the UK & Germany shortly thereafter, with the first commercial procedures in the UK and Germany completed at University Hospital of South Manchester and the Saarland University Medical Centre-Clinic for Diagnostic and Interventional Radiology, respectively. Both hospitals are major EVAR centers in their countries. We have since had a full release of the Altura Endovascular Stent Graft in the UK and Germany and we anticipate a broader launch across the EU during the remainder of 2016 and intend to subsequently seek regulatory approval in the U.S., Japan, and other international markets in the future to further expand our sales.
Our Strategy
We are pursuing the following strategies:

■
Launch and continue marketing the Altura Endovascular Stent Graft in Europe principally through the expansion of our existing sales and marketing infrastructure. We completed our sales team training at the end of January 2016. In addition, we performed a live case at LINC in late January 2016 which demonstrated the products’ effectiveness. We launched into key select centres in the UK & Germany shortly thereafter. We anticipate a broader launch across the EU during the remainder of 2016 and intend to subsequently seek regulatory approval in the U.S., Japan, and other international markets in the future to further expand our sales.

■
Develop and launch enhancements to the Aorflex delivery system and increase size range of Aorfix stent-graft. We are continuing to develop new versions of our Aorflex & IntelliFlex delivery systems to allow physicians to use Aorfix to treat patients with narrow access vessels through a lower profile design that may reduce vessel trauma and allow re-positioning of the top end of the Aorfix graft to further enhance deployment accuracy. Development work is at an advanced stage, however, final testing and regulatory approval is required before commercial launch. In addition, we are developing and testing size range extensions for Aorfix that, if approved, would allow Aorfix to be used to treat patients with anatomy that falls outside of our current size range. Non-standard, larger Aorfix devices have already had limited clinical use in Europe as custom implants.

■
Increase commercial revenues in Europe principally through the expansion of our sales and marketing infrastructure. We intend to increase the size of our direct sales force to support our launch of the Altura Endovascular Stent Graft and continuing Aorfix penetration. We also intend to leverage the data from our U.S. Pythagoras study and our ARCHYTAS Global Clinical Registry to demonstrate to hospitals and physicians throughout the European Union the strengths of Aorfix.

■
Continue marketing Aorfix in the United States with our direct sales force. In total, approximately 1,500 U.S. centers conduct AAA procedures. We are targeting the highest volume U.S. EVAR centers where approximately 50% of annual EVAR procedures in the United States are conducted. We are also focusing on treating AAA patients exhibiting high angle neck anatomy or tortuosity of the iliac arteries. We estimate that these patients represent approximately 30% of all AAA patients.

■
Continue marketing Aorfix in Japan through our partner. We have partnered with Medico’s Hirata, a leading supplier of vascular products in Japan, to exclusively distribute Aorfix in Japan. We received Japanese regulatory approval for Aorfix to treat angulation from 0 to 90 degrees in August 2014. Medico’s Hirata has significant prior experience in the Japanese AAA market through its work in obtaining regulatory approval and gaining market share through a previous relationship with another AAA stent-graft company. Through Medico’s Hirata’s existing and established sales force, we believe we will be able to continue to maximize the potential of Aorfix in this important market.

■
Continue marketing Aorfix in the rest of the world through our distribution network. We intend to continue to expand our marketing efforts in the rest of the world through various third-party distributors, who have prior experience in the markets which we intend to further expand our sales. Through the existing and established sales forces of these distributors, we believe we will be able to maximize the potential of Aorfix in these markets.

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
Aorfix sales constituted a significant portion of our historical revenue. We generated total revenue of $15.1 million, $13.3 million and $7.0 million, in the years ended December 31, 2015, 2014 and 2013, respectively.

Aorfix is a two-part modular implant comprising a bifurcated main body section and a (contralateral) plug-in leg. The main body section bifurcates into a full-length (ipsilateral) leg section and a short leg mating section on the plug in side (the socket). The plug-in leg is joined during the procedure to the socket to form the complete bifurcated system. We also supply accessories that allow extension of the stent-graft. Each component is supplied pre-loaded into a delivery system comprising a catheter with built-in deployment handle. The self-expanding implant is formed from a single, continuous nitinol wire and a woven polyester fabric (synthetic textile). Proximal hooks, also fabricated from nitinol, are provided in the main body section to assist fixation. Aorfix was approved by the FDA for treatment of patients with abdominal aortic and aorto-iliac aneurysms having vascular morphology suitable for endovascular repair.
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
IntelliFlex
IntelliFlex LP is a new delivery system technology created for Lombard’s flagship Aorfix™ AAA stent graft. IntelliFlex features a low profile, intuitive, compact and ergonomic design that enhances the precision and control of Aorfix deployment and placement. In addition, the system incorporates an integrated exchange sheath designed to reduce the possibility of vessel trauma during the procedure. We completed our FDA submission for IntelliFlex LP in December 2015 and are seeking clearance to market the device in 2016. Additionally, we are seeking regulatory approval in 2016 in the EU and Japanese markets.
Altura Endovascular Stent Graft System
The Altura system received CE Mark approval in 2015. It features an innovative ultra-low profile endovascular stent graft technology that offers a simple and predictable solution to the treatment of standard AAA anatomies. We completed a live case at LINC in late January 2016, which demonstrated the products’ effectiveness. We launched into key select centres in the UK & Germany shortly thereafter. We anticipate a broader launch across the EU during the remainder of 2016 and intend to subsequently seek regulatory approval in the U.S., Japan, and other international markets in the future to further expand our sales.
Product Development Pipeline
Delivery Systems
We will be developing future versions of the Aorfix stent-graft delivery system and the Altura Endovascular Stent Graft to allow physicians to use Aorfix & the Altura Endovascular Stent Graft to treat patients with narrow access vessels through a low profile design that reduces vessel trauma and to further enhance physician accuracy in placing the stent-grafts.
Aorfix Size Range
We have made significant progress toward expanding the size range of Aorfix, thereby addressing the needs of patients with AAAs with aortic neck diameters either too large or too small for the current product size range. Based on published clinical data, we estimate that this expanded patient group could constitute up to 25% of the total AAA patient population. In Europe, larger sizes of Aorfix can be made to a physician’s special prescription and patients have already been treated with such devices and in Q1 2015 the FDA approved The Aorfix™ Plus stent graft range with proximal neck diameters up to 36mm. We continue to explore additional sizing options for Aorfix to meet the needs of a larger variety of patients.
Altura Endovascular Stent Graft System
We will continue to market Altura throughout the European market, and seek regulatory approval in additional markets in order to reach a broader international market. We will continue to train our sales force to ensure physicians understand all the benefits associated with using the product in the future.
Sales and Marketing
With the acquisition of Altura in July 2015, we plan to market and sell the Altura Endovascular Stent Graft, an ultra-low profile (14f) AAA stent graft system indicated for standard anatomies which received CE Mark in 2015. Lombard launched the product in Europe in January 2016 with a plan for a broader international roll-out later in 2016. In the U.S., the Altura Endovascular Stent Graft is not yet approved; however, Lombard intends to file for an IDE from the U.S. FDA in 2016 with the intent to begin recruitment for a U.S. clinical study early in 2017.
The combination of Altura’s technology with our flagship Aorfix product creates a patient driven platform that we believe will allow us to capture market share from our competitors. The Altura Endovascular Stent Graft offers a simple, safe, and efficient treatment option for standard AAA anatomy and will allow physicians to treat a large number of patients more efficiently in the future, while Aorfix offers the only on-label solution for patients in the United States with Aortic neck angulation up to 90 degrees.
Suppliers
We utilize a network of raw material, component and service suppliers to manufacture components of our products and to provide services such as sterilization and logistics. The majority of our raw material, component and service suppliers are located in the United Kingdom with the rest based in continental Europe and the United States. We manage our supply base with a mixture of longer term supply agreements and individual purchase orders. We have had long-term relationships with the majority of our suppliers. We regularly review our forecasted capacity needs against our current and anticipated supplies.

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
Manufacturing
We manufacture Aorfix at our UK facility in Didcot. We assemble and test the complete the devices on our own, using custom designed equipment and processes. Our UK manufacturing facility has been inspected by the FDA and PMDA as well as the European Notified Body, TüV. To meet growing demand for Aorfix in the United States, address growing sales in Europe and launch Aorfix in Japan, we expanded our manufacturing facilities in Didcot in 2014 by approximately 10,000 square feet. This expansion involved the construction of a new cleanroom and materials handling space from which we have been manufacturing clinical product since the fourth quarter of 2014. We believe this expansion will allow us to meet Aorfix demand for the foreseeable future.
Altura is currently manufactured at a third party manufacturing center in Menlo Park, California and will continue to be manufactured there until such time as manufacturing can be transitioned to our facility in Didcot.  We expect this transition to be completed by the middle of 2016.
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
Hospitals are the primary purchasers of our products in the United States. Third-party payors, such as Medicare, Medicaid and private health insurance plans, are subsequently billed for the healthcare services used to treat a patient’s AAA. Coverage for a particular procedure and reimbursement to hospitals for medical treatment is determined by government agencies, private insurers and other payors. This reimbursement is based on the procedure performed and is generally unrelated to the specific medical device used. It is at a fixed rate based on the diagnosis-related group, (“DRG”), established by CMS.
Procedures utilizing our products are currently reimbursed in the United States under specific DRG codes. CMS has issued ICD-9 procedure code 39.71, “Endovascular implantation of other graft in abdominal aorta” for the proper procedure coding of EVAR for billing purposes. For hospital reimbursement, patients treated with Aorfix are classified under DRG codes 237 or 238, “Major Cardiovascular Procedures with Major Complications” and “Major Cardiovascular Procedures without Major Complications,” respectively.

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
In Germany, separate pricing and reimbursement processes are in place for products used in physician office settings and in hospitals. For products used in a hospital setting, hospitals are reimbursed on the DRG basis. For products used outside of hospitals, pricing and reimbursement status can only be obtained after submitting the pricing and reimbursement dossier to the German competent authority, (the “G-BA”), and achieving a positive assessment.
In the United Kingdom, the National Institute for Health and Care Excellence, (“NICE”), provides independent, authoritative and evidence-based guidance on the most effective ways to prevent, diagnose and treat disease to guide the National Health Service, (“NHS”), and others with responsibilities for commissioning or providing healthcare. NICE has issued technology appraisal guidance entitled “Endovascular stent–grafts for the treatment of abdominal aortic aneurysms” (TA167, issued in February 2009) in which it concludes that endovascular stent-grafts are recommended as a treatment option for patients with unruptured infra-renal abdominal aortic aneurysms, for whom surgical intervention (open surgical repair or endovascular aneurysm repair) is considered appropriate. Aorfix was specifically included in this appraisal.
In Japan, medical devices are reimbursed by Japan’s National Health Insurance system and it is illegal in almost all cases for Japanese customers to buy devices without reimbursement coverage. In order to obtain reimbursement coverage, an insurance coverage request form must be submitted after receiving ‘pre-market approval’ or ‘pre-market certification’. Medical devices are classified into four main reimbursement categories, A, B, C and D; A and B are for already categorized devices, and C and D are for new medical device reimbursement categories. In Japan, the AAA Stent Graft, regardless of the manufacturer, has been approved and win our registration approval, we believe Aorfix has automatically been admitted into this reimbursement system. In Japan, reimbursement prices are revised every two years based on pricing surveys and the purchasing price cannot be more than 1.5 times higher than the average price in major foreign countries.

Competition
In February 2013, the FDA approved Aorfix to treat AAA patients with high angle neck anatomy. Aorfix is currently the only FDA-approved AAA stent-graft for patients with high angle neck anatomy. There is one other EVAR device, manufactured by Vascutek-Terumo that is approved in the European Union for treatment of AAA neck angulation up to and including 90 degrees.
The EVAR market for treatment of AAA with neck angulation below 60 degrees is highly competitive, subject to technological change and significantly affected by new product introductions and market activities of other participants. Our currently marketed products are, and any future products we commercialize will be, subject to competition. In the United States we believe that our significant competitors in this market include Medtronic, Inc., Cook Medical, W.L. Gore & Associates, Inc., and Endologix, Inc. In Europe we believe that our significant competitors in this market are those five companies and, in addition to Vascutek-Terumo, Bolton Medical and Jotec. In the EVAR market in Japan, we are in competition with Medtronic, Inc., Cook Medical, W.L. Gore & Associates, Inc., and Endologix, Inc.
Because of the size and the high growth profile of the AAA market, we anticipate that companies could dedicate significant resources to developing competing products. We believe that the principal competitive factors in our markets include:

■	improved outcomes for AAA patients;
■	ease of use;
■	quality;
■	product price;
■	scope of regulatory approval for EVAR of AAA angulations; and
■	qualification for and availability of coverage and reimbursement.

Intellectual Property
Our success depends upon our ability to protect our proprietary technology and intellectual property. To protect our proprietary technologies and intellectual property, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, as well as customary confidentiality and other contractual protections. As of the date of this filing, we own 170 issued patents globally, of which 20 are issued U.S. patents. As of the date of this filing we own 80 patent applications pending globally, of which 12 patent applications are pending in the United States.
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
As of the date of this filing, we also own 7 U.S. trademark registrations and 33 foreign trademark registrations, as well as 2 pending U.S. trademark registrations and 5 pending foreign trademark registrations.
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
Government Regulation
Our business is subject to extensive federal, state, local and foreign statutes and regulations, such as FDA and International Standards Organization (“ISO”) 13485. These organizations govern all phases of the product development and approval process including but not limited to Good Manufacturing Practices, Premarket reviews, Quality Systems, Postmarket reporting and surveillance programs, and other requirements and restrictions. While some laws and regulations are clear, some of the pertinent laws have not been definitively interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of subjective interpretations. In some cases there are industry guidelines or draft guidelines; however these too are subject to interpretation. In addition, these laws and their interpretations are subject to change.
Competent authorities in the EEA countries and U.S. federal as well as state governmental agencies continue to subject the healthcare industry to intense regulatory scrutiny, including heightened civil and criminal enforcement efforts. We believe that we have structured our business operations and relationships with our customers to comply with all applicable legal and regulatory requirements. However, it is possible that governmental entities or other third parties could interpret these laws differently and assert otherwise. We discuss below the statutes and regulations that are most relevant to our business.

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
U.S. Food and Drug Administration Regulation
Our Aorfix product is a medical device subject to extensive regulation by the FDA and other federal, state, and local regulatory bodies. FDA regulations govern, among other things, the following activities that we or our partners perform and will continue to perform:

■	establishment registration and device product listing;
■	product design and development;
■	product testing and clinical trials;
■	product manufacturing;
■	product safety;
■	post-market adverse event reporting, including reporting of deaths, serious injuries, and device malfunctions;
■	post-market surveillance;
■	device tracking;
■	complaint handling;
■	repair or recall of products and field safety corrective actions;
■	product storage;
■	record keeping;
■	premarket clearance or approval;
■	post-approval studies;
■	labeling, advertising and promotion;
■	product import and export; and
■	product marketing sales and distribution.

The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales.
FDA’s Premarket Clearance and Approval Requirements
Unless an exemption applies, each medical device we wish to distribute commercially in the United States, including our Altura product offering, will require either prior 510(k) clearance or prior approval of a PMA application from the FDA. The FDA classifies medical devices into one of three classes. Devices deemed to pose the lowest risk are placed in Class I, and most Class I devices are exempt from premarket notification requirements. Class I devices are subject to statutory general controls, including establishment registration, device listing, and reporting. Moderate risk devices are placed in Class II, which requires the manufacturer to submit to the FDA a premarket notification requesting permission for commercial distribution. This process is known as 510(k) clearance. Some low risk devices are exempt from this 510(k) requirement. Class II devices are subject to general controls and also to special controls, such as product standards, guidelines, or post-market surveillance and in some cases clinical data. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in Class III, requiring approval of a PMA application. The FDA can impose post-approval requirements, such as requiring post-approval studies or patient registries. Our currently marketed products are Class III devices requiring approval of a PMA. Both 510(k) notification submissions and PMA applications are subject to the payment of user fees, paid at the time of submission for FDA review. The FDA can also impose restrictions on the sale, distribution or use of devices at the time of their clearance or approval, or subsequent to marketing.
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
Premarket Approval Pathway
A PMA application, which will apply to our Altura United States FDA approval process, must be submitted for Class III devices or if the device cannot be cleared through the 510(k) process, or de novo process. The PMA application process is generally more costly and time consuming than the 510(k) process and requires proof of the safety and effectiveness of the device to the FDA’s satisfaction. Accordingly, a PMA application must be supported by extensive data including, but not limited to, technical information regarding device design and development, pre-clinical studies, clinical trials, manufacturing information, and labeling to support the FDA’s determination that the device is safe and effective for its intended use. When a PMA is submitted, the FDA will make an administrative determination whether to accept the application for filing. If the FDA determines that it is not complete, the agency will issue a refuse to file, or RTF, letter. If the FDA accepts the application for filing, the agency will begin an in-depth substantive review of the application. By statute, the FDA has 180 days to review the application although, generally, review of the application often takes between one and three years, and may take significantly longer. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with the QSR, which imposes extensive requirements for design control and validation, testing, documentation, labeling, management review, and other quality assurance procedures in the design and manufacturing process.

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
Clinical Trials
A clinical trial is almost always required to support a PMA application and may be required for a 510(k) premarket notification or de novo petition. In the United States, absent certain limited exceptions, human clinical trials intended to support product clearance or approval require FDA approval of an IDE application. Some types of studies of “non-significant risk” devices are deemed to have an approved IDE once certain requirements are addressed and IRB approval is obtained. The IRB must make a determination that the study qualifies as a non-significant risk device study. After obtaining IRB approval and consent of the study subjects, the clinical trial can proceed. The clinical investigators and the study sponsor must comply with certain FDA regulations governing the conduct of and reporting for non-significant risk device studies.
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

■	submitting and updating establishment registration and device listings with the FDA;
■
compliance with the QSR, which requires manufacturers, including third-party manufacturers, to follow requirements applicable to design controls, testing, record keeping, documentation, manufacturing standards, labeling, complaint handling, management review, and other quality assurance procedures;

■	unannounced routine or for-cause device inspections by the FDA, which may include our suppliers’ facilities;
■	labeling regulations, which prohibit the promotion of products for uncleared or unapproved, or off-label, uses and impose other restrictions on labeling;
■	clearance or approval of product modifications that could significantly affect safety or efficacy or that would constitute a major change in intended use;
■
medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur;

■
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

■	post-approval restrictions or conditions, including requirements to conduct post-market surveillance studies to establish continued safety data.

The FDA may conduct unannounced inspections to determine compliance with the QSR and other regulations, and these inspections may include the manufacturing facilities of subcontractors. Failure by us or our suppliers to comply with applicable regulatory requirements can result in enforcement action by the FDA or other regulatory authorities, which may result in sanctions and related consequences, including:

■	untitled letters or warning letters;
■	cease and desist orders;
■	injunctions, or consent decrees;
■	civil monetary penalties;
■	recall, detention or seizure of our products;
■	operating restrictions, partial suspension or total shutdown of production;
■	refusal of or delay in granting our requests for 510(k) clearance or PMA approval of new products or modified products;
■	withdrawing 510(k) clearance or PMA approvals that are already granted;
■	refusal to grant export approval or export certificates for our products;
■	criminal prosecution; and
■	unanticipated expenditures to address or defend such actions.

Federal Trade Commission
In addition to the FDA, the Federal Trade Commission, (“FTC”), regulates the advertising of medical devices. FDA directly regulates the advertising of “restricted devices,” which are devices that have been restricted by PMA approval order or by a regulation for certain 510(k)-cleared devices. Otherwise the FTC regulates advertising of devices. The FTC has regulations and guidelines applicable to substantiation of claims and testimonials used in promotion of devices. State laws may also regulate advertising and promotion of medical devices.
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
Particularly in the United States, third-party payors continue to carefully review, and increasingly challenge, the prices charged for procedures and medical products. Medicare coverage and reimbursement policies are developed by the CMS, the federal agency responsible for administering the Medicare program, and its contractors. CMS and its contractors establish Medicare coverage and reimbursement policies for medical products and procedures and such policies are periodically reviewed and updated. While private payors vary in their coverage and payment policies, many look upon the coverage and payment by Medicare as a benchmark by which to make their own coverage decisions. Medicare reimbursement rates for the same or similar procedures vary due to geographic location, nature of the facility in which the procedure is performed (i.e., teaching or community hospital) and other factors. A key component in ensuring that the appropriate payment amount is received for physician and other services, including those procedures using our products, is the existence of a currency procedural technology (“CPT”) code. To receive payment, healthcare practitioners must submit claims to insurers using these codes for payment for medical services. CPT codes are assigned, maintained and annually updated by the American Medical Association and its CPT Editorial Board. The lack of a CPT code that describes procedures performed using our products, or a change to an existing code that describes such procedures, may adversely affect reimbursement for these procedures.
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
The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, Congress authorized the Office of Inspector General of the U.S. Department of Health and Human Services, (“OIG”), to issue a series of regulations, known as “safe harbors.” These safe harbors, issued by the OIG beginning in July 1991, set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG.
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

HIPAA and Other Privacy Regulations
The Privacy Standards and Security Standards under HIPAA, establish a set of basic national privacy and security standards for the protection of certain individually identifiable health information by health plans, healthcare clearinghouses and healthcare providers, referred to as covered entities, and the business associates with whom such covered entities contract for services. The Health Information Technology for Economic and Clinical Health Act of 2009, (“HITECH”), makes certain of HIPAA’s privacy and security standards also directly applicable to covered entities’ business associates. A business associate is a person or entity that performs certain functions or activities on behalf of a covered entity that involve the use or disclosure of protected health information in connection with recognized health care operations activities. As a result, business associates are now subject to significant civil and criminal penalties for failure to comply with applicable privacy and security rule requirements. Moreover, HITECH creates a new requirement to report certain breaches of unsecured, individually identifiable health information and imposes penalties on entities that fail to do so. Additionally, certain states have adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA. HIPAA and HITECH will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our customers. If our data practices do not comply with the requirements of HIPAA, or HITECH, we may be directly subject to liability under HIPAA, or HITECH. Any liability from failure to comply with the requirements of HIPAA, or HITECH, to the extent such requirements are deemed to apply to our operations, or contractual obligations, could adversely affect our financial condition. The costs of complying with privacy and security related legal and regulatory requirements are burdensome and could have a material adverse effect on our results or operations.
Foreign Government Regulation
Sales of medical devices in countries outside the EEA and United States are subject to foreign government regulations, which vary substantially from country to country. In order to market our products outside the EEA and the United States, we must obtain regulatory approvals and comply with extensive safety and quality regulations. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA clearance or approval or a CE Certificate of Conformity in the EEA, and the requirements may differ. Many other countries, such as Australia, India, New Zealand, Pakistan and Sri Lanka, accept CE Certificates of Conformity, or FDA clearance, or approval although others, such as Brazil, Canada and Japan require separate regulatory filings.
Employees
As of December 31, 2015, we had 189 employees, 59 of whom were primarily engaged in sales and marketing, 19 of whom were primarily engaged in product development and research, 93 of whom were primarily involved in manufacturing and quality activities and 18 of whom were primarily engaged in administration and finance. A majority of these employees are located outside the United States, with 119 employees located in the United Kingdom, 7 employees located in mainland Europe and 1 employee located in Asia. Our remaining 62 employees reside in the US. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.
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
C. Organizational Structure
Organization
We are a Cayman Islands exempted company with limited liability incorporated on January 16, 2014 and resident in the United Kingdom for tax purposes. Exempted companies are Cayman Islands companies whose operations are conducted mainly outside the Cayman Islands. Our business was founded on January 14, 2003 as Advanced Medical Technologies Limited (subsequently Advanced Medical Technologies plc, Lombard Medical Technologies plc and then Lombard Medical Technologies Limited), a corporation organized in England and Wales. Our principal executive offices are located at 6440 Oak Canyon Drive, Irvine, California, U.S.A., 92618.
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

The following is a list of our subsidiaries:

Name of undertaking	Country of registration	Activity	% holding

Lombard Medical Technologies Limited	England and Wales	Investment holding company	100[1]
Lombard Medical Limited	England and Wales	Medical implants	100[2]
LionMedical Limited	England and Wales	Investment holding company	100[2]
PolyBioMed Limited.	England and Wales	Dormant	100[2]
Lombard Medical (Scotland) Limited	Scotland	Medical fabrics	100[2]
Lombard Medical Technologies, Inc.	United States	Medical implants	100[2]
Lombard Medical Technologies GmbH	Germany	Medical implants	100[2]
Altura Medical, Inc.	United States	Medical implants	100[1]
(1) Direct subsidiary of Lombard Medical, Inc.
(2) Indirect subsidiary of Lombard Medical, Inc.

D.  Property Plant and Equipment.
We lease facilities in Didcot, Oxfordshire, England. These 31,827 square-foot facilities house our research and development operations, manufacturing operations and storage of Aorfix raw materials and finished goods. The lease for these facilities terminates in July 2022.
We presently occupy a leased facility in Irvine, California. This 17,014 square-foot location houses our U.S. new global headquarters. This location will house also our U.S. offices through many years of future growth. The lease for this facility terminates in April, 2021.
We do not own any real property. We are not aware of any environmental issues that may affect our utilization of our property. Further details of our Plant and Equipment are given in Note 4 to our consolidated financial statements.
Item 4A  Unresolved Staff Comments
There are no written comments from the staff of the U.S. Securities and Exchange Commission which remain unresolved before the end of the fiscal year to which the Annual Report relates.
Item 5  Operating and Financial Review and Prospects
The following discussion of our financial condition and results of operations should be read in conjunction with “Selected Financial Data,” and our consolidated financial statements included elsewhere in this Annual Report. We present our consolidated financial statements in U.S. dollars to the nearest ($000), except where otherwise indicated, and in accordance IFRS, as issued by the IASB.
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
The consolidated financial statements included elsewhere in this Annual Report, which are the subject of the following discussion and analysis, are those of Lombard Medical, Inc. and its consolidated subsidiaries from April 30, 2014 and those of Lombard Medical Technologies plc and its consolidated subsidiaries before the April 30, 2014. Prior to April 30, 2014 we conducted our business through Lombard Medical Technologies plc and its subsidiaries, and upon consummation of the change of domicile, Lombard Medical Technologies plc became our wholly-owned subsidiary. Prior to the change of domicile and the completion of the Initial Public Offering, Lombard Medical, Inc. held no material assets and did not engage in any operations. The consolidated financial statements of Lombard Medical, Inc. and Lombard Medical Technologies plc have been prepared in accordance with IFRS as issued by IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including the United States. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly in “Risk Factors.”
Overview
We are a medical technology company specializing in developing, manufacturing, and marketing endovascular stent-grafts that address significant unmet needs in the repair of aortic aneurysms. Our lead product, Aorfix, is the only AAA stent-graft approved by the FDA for the treatment of AAAs with angulation at the neck of the aneurysm of up to 90 degrees.
We formally launched the U.S. roll-out of Aorfix in November 2013 and currently market Aorfix in the United States through our direct U.S. sales force. We have been initially focusing our U.S. marketing efforts on physicians treating AAA patients at the top 300 U.S. EVAR centers, at which over 50% of U.S. EVAR procedures are performed annually. Outside of the United States, we market Aorfix through our direct sales forces in Germany and the United Kingdom and through a number of country-exclusive distribution agreements with partners in other European Union countries and Latin America. We received regulatory approval to market Aorfix in Japan in August 2014.We acquired Altura in July 2015, and formally launched the Altura Endovascular Stent Graft in January 2016.

We have historically generated revenue primarily from sales of Aorfix. We generated revenue of $15.1 million, $13.3 million, and $7.0 million in the years ended December 31, 2015, 2014, and 2013, respectively. While we have historically derived revenue predominantly from sales of Aorfix in the European Union, following the February 2013 FDA approval of Aorfix in the United States, we expect that future sales of Aorfix in the United States will continue to represent the major contributor to our total revenue, and following regulatory approval for Aorfix in Japan in August 2014, we believe revenue from sales of Aorfix in Japan will also continue to be a significant contributor to our future results of operations. We had operating losses of $39.3 million, $36.1 million, and $20.0 million in the years ended December 31, 2015, 2014, and 2013, respectively.
As of December 31, 2015, we had cash and cash equivalents of $32.3 million.
We are engaged in a single business activity of cardiovascular devices and we do not have multiple operating segments. Our cardiovascular devices business consists of the development and commercialization of these products. Our historical financial statements contain five geographic locations where revenue is earned, the United Kingdom, Germany, the United States, Japan and Rest of World. The table below sets forth our revenue results by geographic destination for the periods covered by this Annual Report on Form 20-F:

	YEAR ENDED DECEMBER 31,
	2015	2014	2013
	($ in thousands)
Revenue by Destination:
United Kingdom	1,696	1,926	1,808
Germany	977	1,506	1,205
United States of America	4,616	3,258	530
Japan	5,035	3,551	—
Rest of World	2,790	3,037	3,417
Total	15,114	13,277	6,960

In addition to the information in the table above, we analyze our business based on the categories and information in the table below.

	YEAR ENDED DECEMBER 31,
	2015	2014	2013
	($ in thousands)
Aorfix Commercial Revenue
United States market	4,616	3,248	508
Western Europe direct markets	2,673	3,431	3,013
Japan distributor market	5,035	3,550	—
Rest of World distributor markets	2,790	3,038	2,610
Total Aorfix commercial revenue	15,114	13,267	6,131
Other commercial revenue	—	10	817
Total commercial revenue	15,114	13,277	6,948
Clinical trial revenue	—	—	12
Total revenue	15,114	13,277	6,960

Included in the “Other Commercial Revenue” and “Rest of World” categories in the tables above are the following revenue figures for the Company’s OEM business which was divested in December 2013:

	YEAR ENDED DECEMBER 31,
	2015	2014	2013
	($ in thousands)
Revenue from the divested OEM Business	—	—	807
	—	—	807

There were no revenues relating to the OEM business for the years ended December 31, 2015 and December 31, 2014.

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
The average rates of exchange used for $/£ for the years ended December 31, 2015, December 31, 2014 and December 31 2013 were 1.53, 1.64, and 1.56, respectively. The spot rates used for $/£ as at December 31, 2015 and December 31, 2014 were 1.48 and 1.55, respectively.
The average rates of exchange used for $/€ for the years ended December 31, 2015, December 31, 2014, and December 31, 2013 were 1.38, 1.32, and 1.33, respectively. The spot rates used for $/ € as at December 31, 2015 and December 31, 2014 were 1.36 and 1.21, respectively.
Research and development expenditure
Research and development expenditure was $11.3 million, $9.2 million, and $7.0 million in the years ended December 31, 2015, 2014, and 2013, respectively. We expect to continue to incur research and development expenses as we develop new products to expand our product pipeline, and undertake clinical activities, including clinical studies to gain additional regulatory clearances.
Reimbursement and other regulatory factors
Our ability to generate revenue from sales of our products is highly dependent upon the level of reimbursement that hospitals can receive from government regulators in the jurisdictions in which they seek to use our products to treat AAAs. Reductions in available reimbursement for our products or other regulatory hurdles that could arise would significantly hinder our ability to compete with other EVAR device providers.
Direct sales forces
We have direct sales forces for Aorfix in the United States, the United Kingdom and Germany. We also intend to increase the size of our direct sales forces in Germany or the United Kingdom based on our ongoing evaluation of the growth potential of our products in each market. Adding a sales representative to one of our direct sales forces results in an increase in selling, marketing and distribution expenses. It generally takes several months to sufficiently train and integrate a new sales representative before such representative can generate revenue for us.
Components of Our Results of Operations
Revenue
We generate revenue primarily from the sale of our lead product, Aorfix. We and our distributors sell Aorfix to hospitals for EVAR for AAA. Product sales to direct customers and sales through a distributor of products provided for a particular procedure are recognized when goods are delivered to customers and are net of any provision for estimated returns. Sales made through a distributor that are not for a particular procedure are recognized on delivery to the distributor, as returns are not generally accepted under our distribution agreements.
We expect to increase revenue following the commercial launch of the Altura Endovascular Stent Graft in Europe. We expect the European market to be characterized by increased volumes and higher average selling prices. Going forward we expect European Altura product sales to become a large revenue contributor as we continue to focus significant resources on the roll-out of this product in Europe. We continue to expect Aorfix sales to be a significant contributor to our revenues in the future through both our direct sales force and distribution partners.
Cost of sales
Our cost of sales primarily consists of raw materials, components and services we purchase to manufacture our products, in addition to compensation and benefits of production personnel and production support personnel. Cost of sales also includes depreciation expense for production equipment, indirect production consumables and allocated facilities-related expenses. Any yield loss in the manufacture of the product is included within cost of sales.
Selling, marketing and distribution expenses
Selling, marketing and distribution expenses primarily consist of compensation, benefits and other related costs, for personnel employed in sales, marketing, medical education and training and sales distribution departments. These expenses also include costs attributable to marketing our products to customers, including attending medical device events, the training of physicians and the proctoring of medical procedures.
Research and development expenses
Our research and development expenses primarily consist of compensation, benefits and other related costs for research and development personnel and clinical and regulatory personnel as well as amortization of intellectual property and patent fees. Research and development expenses also include materials and consultancy expenses in addition to allocated facilities-related costs. For clinical and regulatory activities, such expenses also include trial costs such as payments to trial centers, materials and consultancy expenses and allocated facilities-related costs. Our research and development activities primarily relate to the development, testing and regulatory work for medical devices to treat conditions of the Aorta. Research and development expenses have historically been expensed as incurred.

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
Taxation
We are currently in a loss making position and have tax losses brought forward from prior years. Taxation losses carried forward at the end of December, 31, 2015 amounted to approximately $138.1 million compared to approximately $129.1 million for the year ended December, 31, 2014. We claim repayable UK research and development tax credits each year relating to the surrender of UK current year tax losses from research and development expenditure. The remaining tax losses are carried forward for surrender against future taxable profits. In addition, we pay overseas tax on taxable profits arising in our subsidiary companies in the United States and Germany.
A.  Results of Operations
The following table sets forth, for the periods indicated, our results of operations:

	YEAR ENDED DECEMBER 31,
	2015	2014	2013
	($ in thousands)
Revenue	15,114	13,277	6,960
Cost of sales	(8,296)	(7,541)	(4,315)
Gross profit	6,818	5,736	2,645
Selling, marketing and distribution expenses	(23,125)	(21,363)	(10,452)
Research and development expenses	(11,279)	(9,213)	(6,963)
Administrative expenses	(11,707)	(9,800)	(5,264)
Initial Public Offering expenses	—	(1,503)	—
Total operating expenses	(46,111)	(41,879)	(22,679)
Operating loss	(39,293)	(36,143)	(20,034)
Finance income - interest receivable	134	247	164
Finance costs	(860)	(83)	(449)
Loss before taxation	(40,019)	(35,979)	(20,319)
Taxation	2,215	1,227	1,115
Loss for the period	(37,804)	(34,752)	(19,204)

Year ended December 31, 2015 Compared to the Year Ended December 31, 2014
Revenue
Revenue increased by $1.8 million, or 13.8%, to $15.1 million for the year ended December 31, 2015 from $13.3 million for the year ended December 31, 2014.
In the Japanese market, revenue increased by $1.4 million, or 38.9%, to $5.0 million for the year ended December 31, 2015 from $3.6 million for the year ended December 31, 2014, primarily due to the fact that a full year of revenue has been recorded in this market for the current year, which was partially offset by a large non-recurring distribution stocking shipment for Medico’s Hirata of almost $2.0 million recorded in late 2014.
In the US market, our Aorfix revenue increased by $1.4 million, or 43.8% to $4.6 million for the year ended December 31, 2015 from $3.2 million in December 31, 2014, as adoption of Aorfix in the US has increased since we initiated sales of Aorfix in the US in 2013.
In our Western Europe direct markets, the United Kingdom and Germany, revenue decreased $0.7 million, or 20.6%, to $2.7 million for the year ended December 31, 2015 from $3.4 million for the year ended December 31, 2014, primarily due to the turnover in our sales force.
Cost of sales
	YEAR ENDED DECEMBER 31,		VARIANCE
	2015	2014	$’000%
	($ in thousands)
Cost of sales	(8,296)	(7,541)	755	10.0%
Gross profit	6,818	5,736	1,082	18.9%
Gross profit margin	45%	43%	2%	—

Cost of sales increased to $8.3 million for the year ended December 31, 2015 compared to $7.5 million for the year ended December 31, 2014. This was due primarily to the increase in the volume of units sold over the same period. Gross profit margin increased to 45% for the year ended December 31, 2015 compared to 43% for the year ended December 31, 2014, due to the effect of higher average U.S. selling prices and the spreading of fixed manufacturing costs over increased production volumes.

Operating expenses
	YEAR ENDED DECEMBER 31,		VARIANCE
	2015	2014	$’000%
	$(’000)
Selling, marketing and distribution expenses	(23,125)	(21,363)	1,762	8.2%
Research and development expenses	(11,279)	(9,213)	2,066	22.4%
Administrative expenses	(11,707)	(9,800)	1,907	19.4%
Initial Public Offering expenses	—	(1,503)	(1,503)	-100.0%

Selling, marketing and distribution expenses increased by $1.7 million, or 7.9%, to $23.1 million for the year ended December 31, 2015 from $21.4 million for the year ended December 31, 2014.  This increase was primarily attributable to an increase in marketing activities to support our worldwide market expansion, including support to our Japanese distributor for the launch of the Aorflex delivery system in Japan in 2015.
Research and development expenses increased by $2.1 million, or 22.8%, to $11.3 million for the year ended December 31, 2015 from $9.2 million for the year ended December 31, 2014.  This increase was primarily driven by increased personnel and product development costs related to our IntelliFlex LP delivery system, as well as $1.5 million in development costs associated with the Altura product line.
Administrative expenses increased by $1.9 million, or 19.4%, to $11.7 million for the year ended December 31, 2015 from $9.8 million for the year ended December 31, 2014. This increase resulted primarily from a $1.0 million increase in legal and professional fees associated with the acquisition of Altura, as well as an increase in non-cash share-based compensation costs of $0.3 millionAdditionally, our property and related expenses increased by $0.2 million in the year ended December 31, 2015 reflecting the increased costs associated with moving our global headquarters to our expanded facility in Irvine, California.
$1.5 million of public offering expenses were recognised in the year ended December 31, 2014 reflecting the costs of our NASDAQ IPO in April 2014 which reflect the element of the total Initial Public Offering expenses not directly attributable to the issue of new ordinary shares. These costs were not incurred in the year ended December 31, 2015.
Taxation
The tax credit of $2.2 million in the year ended December 31, 2015, compared to a credit of $1.2 million for the year ended December 31, 2014, represents an estimate of $1.7 million for the research and development tax credit arising in the current period, as well as $0.5 million for an adjustment to the research and development tax credit related to the prior year.

Year ended December 31, 2014 Compared to the Year Ended December 31, 2013
Revenue
Revenue increased by $6.3 million, or 91%, to $13.3 million for the year ended December 31, 2014 from $7.0 million for the year ended December 31, 2013. Aorfix commercial revenue increased by $7.1 million, or 116%, to $13.3 million in the year ended December 31, 2014 from $6.1 million for the year ended December 31, 2013.
In Japan our distributor market revenue was $3.6 million for the year ended December 31, 2014 following the regulatory approval in Japan of Aorfix in August 2014.
In the US market, our Aorfix revenue increased by $2.7 million to $3.2 million for the year ended December 31, 2014 from $0.5 million for the year ended December 31, 2013, primarily due to the number of patients who were treated increasing following the FDA approval for Aorfix in February 2013.
In our Western Europe direct markets, the United Kingdom and Germany, revenue increased $0.4 million or 14% to $3.4 million for the year ended December 31, 2014 from $3.0 million for the year ended December 31, 2013. $0.3 million of this growth was in Germany, which grew by 25% due to an increase in cases completed.
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

Selling, marketing and distribution expenses increased by $10.9 million, or 104%, to $21.4 million for the year ended December 31, 2014 from $10.5 million for the year ended December 31, 2013 due to an increase in sales and marketing expenses of $10 million in the United States. This was due to an increases in headcount of 26 FTE’s between 2013 and 2014 and an increase in general sales and marketing activity following FDA approval of Aorfix in February 2013.
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
B. Liquidity and Capital Resources
The Company has incurred significant losses and negative cash flows from operations since inception. We incurred a net loss for the year ended December 31, 2015 of $37.8 million (2014: $34.8 million), and as at December 31, 2015 had an accumulated deficit of $227.9 million (2014: $192.9 million) and cash and cash equivalents of $32.3 million (2014: $53.3 million).
Based on forecasts revised in December 2015, we expect to use up our current cash resources between Q3 2016 and Q1 2017, depending on the effectiveness of the cost savings programs being implemented by management. We therefore need to raise additional capital, or incur indebtedness to continue to fund its future operations, which may come from one or a number of public or private sources.
Our ability to raise additional funds will depend on the results of our continued marketing of our Aorfix product line, including the commercial launch of the IntelliFlex LP Delivery System, our commercialization efforts for the Altura Endovascular Stent Graft, as well as clinical and regulatory events. It may also be impacted by adverse financial, economic, and market conditions, many of which are beyond our control. We cannot be certain that sufficient funds will be available when required or on satisfactory terms.
To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities would result in ownership dilution to existing stockholders. There are no assurances that we will be able to raise additional financing for the amounts required to execute our business plans and on the terms acceptable to us. If adequate funds are not available on terms that are acceptable when required by us, we may be required to significantly reduce or refocus our operations, which could have a material adverse effect on our business, financial condition and results of operations, which could result in insolvency. In addition, we may have to delay, reduce the scope or eliminate some of its research and development or sales activities, which could delay the time to market for any of our product candidates or reduce its revenue growth potential, if such adequate funds are not available. These factors raise substantial doubt about our ability to continue as a going concern.
Cash and cash equivalents of $32.3 million were held as of December 31, 2015. All cash and cash equivalents are held with institutions with a minimum credit rating of A- as defined by at least one of the three main credit rating agencies. As of December 31, 2015, all cash and cash equivalents were held in accounts with banks or financial institutions such that the funds are immediately available or in fixed term deposits with a maximum maturity of three months.

On February 24, 2016, we received a NASDAQ Staff Deficiency Letter indicating that the Company is not in compliance with the minimum bid price requirement for continued listing. According to the letter from NASDAQ, the Company had a grace period of 180 calendar days, starting February 24, 2016, to regain compliance with the minimum bid price requirement.  On April 8, 2016 we received a follow-up letter from NASDAQ indicating that we had achieved a closing bid price of $1.00 per share or higher for ten consecutive business days, from March 24 to April 7, 2016, and as such, we had regained compliance with the minimum bid requirement.
Cash Flows
	YEAR ENDED DECEMBER 31,
	2015	2014	2013
	($ in thousands)
Cash outflow from operating activities	(33,796)	(34,373)	(17,755)
Cash flows from investing activities	(1,367)	(1,580)	(3,753)
Cash flows from financing activities	14,543	49,658	55,500
Net increase/(decrease) in cash and cash equivalents	(20,620)	13,705	33,992

Cash outflow from operating activities
Net cash outflow from operating activities decreased to $33.8 million for the year ended December 31, 2015 from $34.4 million for the year ended December 31, 2014. This was principally due to an increase of $1.4 million in research and development tax credits which were offset by an increase of $0.6 million in depreciation and amortization of licenses, software, and property, plant, and equipment and an increase of $0.2 million in share based compensation expense.
Net cash outflow from operating activities increased to $34.4 million for the year ended December 31, 2014 from $17.8 million for the year ended December 31, 2013 principally due to a $10.9 million increase in expenditure on sales and marketing activities, the majority of which was incurred in the U.S through expansion of the sales force; a $2.3 million increase in expenditure on research and development activities, mainly due to development of the next generation products; and $1.5m of IPO expenses that were not directly related to the issuance of new shares and have been expensed in the Income Statement . In addition, there was increased working capital requirements of $3.7 million compared to reduced working capital requirements in 2013 of $0.6 million. This was principally due to an increase in inventories during the year ended December 31, 2014 to accommodate the growth in revenues and a decrease in payables due to timing of payments at the period end. This was partially offset by an inflow of $1.2 million from UK R&D tax credits received in the year, compared to zero in the year ended December 31, 2013.
Cash flows from investing activities
Net cash used in investing activities decreased to $1.4 million for the year ended December 31, 2015 from $1.6 million for the year ended December 31, 2014 principally due to a reduction in the interest received during the year, a reduction in the purchases of capital equipment purchases and intangible assets, which was then offset by the $0.2 million cash paid for the acquisition of Altura.
Net cash used in investing activities decreased to $1.6 million for the year ended December 31, 2014 from $3.8 million for the year ended December 31, 2013 principally due to an initial payment in connection with the license agreement we entered into with Medtronic in the year ended December 31, 2013.
Cash flows from financing activities
Net cash inflow from financing activities decreased to $14.5 million for the year ended December 31, 2015 compared to $49.7 million for the year ended December 31, 2014 primarily due to the funds received from the Initial Public Offering on April 25, 2014, which raised $49.7 million (net of expenses) through an offer, subscription and placing of new shares in the prior year, which did not reoccur in the current year. In addition, during the year, the Company issued loan notes of $21.0 million, and repaid $5.3 million in loan notes.
Net cash flows from financing activities were $49.7 million for the year ended December 31, 2014 compared to $55.5 million for the year ended December 31, 2013 and consisted of funds received from the Initial Public Offering on April 25, 2014, which raised $49.7 million (net of expenses) through an offer, subscription and placing of new shares.
Indebtedness
Medico’s Hirata Convertible Loan
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
Within two years of receiving Japanese regulatory approval for Aorfix, Medico’s Hirata may grant us an additional $2.5 million convertible loan, which additional loan would provide Medico’s Hirata with the right to extend the term of our distribution agreement with them for an additional seven years. If Medico’s Hirata exercises its option to extend the term of our distribution agreement, all loan balances will be forgiven at the end of the extended term. Should all criteria be met and the outstanding balances are forgiven by Medico’s Hirata, we would recognize a gain on extinguishment of debt.  Interest on all covered convertible loans is 3% per annum.

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
As at December 31, 2015 the Company received $21 million (including $11 million, $5.5 million and $4.5 million received on April 24, July 30, and October 8, 2015, respectively) loan funding as part of a $26 million secured loan facility with Oxford Finance LLC (Oxford). The Company has the option of drawing a final $5 million becoming available after reaching additional revenue targets of $25.0 million trailing revenues in 2016. The interest on the loan is three month US LIBOR + 7.24% fixed at each advance. The interest rate on the first $11 million, second $5.5 million and third $4.5 million is 7.52%, 7.53%, and 7.56%, respectively. The term of the $26 million facility is 60 months from April 24, 2015, with a maximum interest-only period of 36 months, depending if all tranches are drawn.
Pursuant to the Loan Agreement, we are required to make interest only payments through April 1, 2017. However, if subsequent tranches are drawn, the interest only period can be extended to a maximum of 36 months. At maturity (April 1, 2020), or the earlier repayment in full, the Company is required to make a final payment fee to Oxford which is included in the effective interest rate of the loan. The current final payment fee associated with the loan is approximately $1.0 million.
Capital Expenditures
We incurred capital expenditures in relation to property, plant and equipment of $1.2 million, $1.5 million and $1.8 million in the years ended December 31, 2015, 2014 and 2013, respectively.
In the year ended December 31, 2015, $0.2 million was spent in the United States and $0.4 million in the United Kingdom on manufacturing and development equipment and $0.5 million in the United States on office fixtures and fittings and IT equipment. For the year ended December 31, 2014, $0.5 million was spent in the United States on training and IT equipment and $0.6 million in the United Kingdom on manufacturing and development equipment and $0.4 million in the United Kingdom on office fixtures and fittings and IT equipment.
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

F.  Contractual Obligations and Commitments
The table below sets forth our contractual obligations and commercial commitments as of December 31, 2015 that are expected to have an impact on liquidity and cash flow in future periods.

	PAYMENTS DUE BY PERIOD
	LESS THAN 1 YEAR	BETWEEN 1 AND 3 YEARS	BETWEEN 3 AND 5 YEARS	MORE THAN 5 YEARS	TOTAL
	($ in thousands)
License maintenance obligations (1)	40	80	80	240	440
Debt obligations (2)(3)(4)	1,582	13,598	12,010	3,126	30,316
Operating lease obligations	815	1,034	935	244	3,028
Total	2,437	14,712	13,025	3,610	33,784

(1)	License maintenance obligations for royalty payments to a supplier.
(2)	Debt obligations consist of principal and interest payments related to our outstanding loan facilities.
(3)
In March 2013 we received $2.5 million from a convertible loan facility from our distribution partner in Japan, paying interest at 3% per annum. The loan is repayable seven years from the receipt of regulatory approval for Aorfix in Japan, which was granted in August 2014. Total interest payable on this loan is estimated to be $0.6 million.

(4)	In April 2015 we entered into a $26 million secured loan facility with Oxford Finance LLC. To date, we have drawn $21 million under this facility. The loan is repayable in April 2020.

We have contractual obligations for contingent consideration payments related to the Altura acquisition. The timing of the payments and amount payable in cash is not determinable as of December 31, 2015.  See Note 3 of our Consolidated Financial Statements.
G.  Safe Harbor
See the section entitled “Information Regarding Forward-Looking Statements” at the beginning of this Annual Report.
Item 6  Directors, Senior Management and Employees
A.  Directors and Senior Management
The following table sets forth certain information with respect to our directors and executive officers as of December 31, 2015.

NAME	AGE	POSITION
Raymond Cohen(2)(5)	56	Chairman of the Board of Directors
Simon Hubbert	48	Chief Executive Officer, Director
William J. Kullback	56	Chief Financial Officer
Peter Phillips	57	Chief Technology Officer
Michael Gioffredi	64	President, North America
Linda D’Abate	67	Vice President, Global Clinical & Regulatory Affairs
David Milne(5)(6)	53	Director
Michael H. Carrel(1)(4)	45	Director
Timothy Haines(2)(3)(4)(5)(6)	58	Director
Simon Neathercoat(1)(3)*	66	Director
Craig Rennie(2)(3)*	67	Director
John Rush(1)(3)(4)(6)	57	Director

(1)	Member of the Audit Committee as at December 31, 2015
(2)	Member of the Nomination Committee as at December 31, 2015
(3)	Member of the Compensation Committee as at December 31, 2015
*	Simon Neathercoat and Craig Rennie resigned from the Board of Directors on January 15, 2016.
(4)	Member of the Audit Committee after January 15, 2015
(5)	Member of the Nomination Committee after January 15, 2015
(6)	Member of the Compensation Committee after January 15, 2015

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
Mr. Peter Phillips is our Chief Technology Officer. Dr. Phillips has a PhD from Guy’s Hospital in London. Dr. Phillips co-developed the Aorfix stent graft and led the development and commercialization of Aorfix from 1995. He is the Company’s leading expert on the technology and its clinical application. In 2006, Dr. Phillips moved to the United States to become President of Lombard’s U.S. Subsidiary, which was set up to support the Aorfix clinical trial. Upon returning to the United Kingdom in 2009, he took up the position of Chief Technology Officer. Dr. Phillips was a director of Surgicraft Ltd., a UK orthopedics company.
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
Mr. David Milne is a director, having joined the Board in August 2015 and serves as a managing partner of Boston-based venture capital firm SV Life Sciences. He has more than 30 years of operating, business development and venture capital experience in the medical device industry. Mr. Milne has held leadership positions in marketing, sales and business development, and has been involved in the founding of numerous medical technology companies. Previously, he was Chairman of the Board of Directors of Altura Medical, Inc. an endovascular stent graft developer acquired by Lombard in July 2015. Mr. Milne currently sits on the board of a number of life science companies, including publicly traded Entellus and TransEnterix listed on NASDAQ and the NYSE, respectively. Before entering venture capital, Mr. Milne held various positions in the medical industry, including Vice President, Business Development for Boston Scientific where he was responsible for more than $2 billion of transactions with 30 companies, including acquisitions, mergers, equity and debt financing structures. He has a Bachelor of Science degree in Biology from Rutgers University and an MBA in Marketing/Finance from New York University.
Mr. Michael H. Carrel is a director, having joined the Board in February 2015. He brings more than two decades of leadership experience and presently serves as the President and Chief Executive Officer of AtriCure, Inc., (Nasdaq:ATRC) a leading medical device company focused on surgical treatments for atrial fibrillation and left atrial appendage management. Since joining AtriCure in November 2012, Mr. Carrel has led the company through significant revenue growth including an increase of 31 percent over 2013. Prior to joining AtriCure, Mr. Carrel was the President and Chief Executive Officer of Vital Images, a publicly-traded medical imaging software company (Nasdaq:VTAL) from 2008 until it was sold to Toshiba in 2011. He stayed on as Chief Executive Officer of the new business unit within Toshiba until the integration was successfully completed in 2012. Mr. Carrel originally joined Vital Images in 2005 as Chief Operating and Financial Officer. During his time at Vital, Mr. Carrel worked extensively with leading physicians in numerous specialties to bring new products to market. Under his leadership, the company raised approximately $100 million in equity financing, grew revenue and profitability, increased global market share and expanded its presence to over 90 countries.
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
Mr. Simon Neathercoat is the senior independent director and has been on the Board since October 2007. Having qualified as a chartered accountant, Mr. Neathercoat spent most of his career in investment banking with Dresdner Kleinwort Wasserstein and Hoare Govett advising companies and boards of directors. He has an in-depth knowledge of ‘City Practices’ and corporate governance. Since 2001, Mr. Neathercoat has held a number of non-executive appointments, acting in the capacity of Chairman, Senior Independent Director and Chairman of Audit and Remuneration Committees. Mr. Neathercoat resigned from the Board of Directors on January 15, 2016.

Mr. Craig Rennie is a director and has been on the Board since October 2007. He has worked in the pharmaceutical industry in senior international managerial positions for over 30 years. In 1999, Mr. Rennie was appointed Chief Executive of Penn Pharmaceuticals where he led a primary MBO in 2000 and a secondary MBO and refinancing in 2004, when he assumed the role of Chairman and Chief Executive. He sold the restructured company in 2007 and is now an investor in several healthcare-related companies and a non-executive director of Actis Sales Technologies Ltd. Mr. Rennie resigned from the Board of Directors on January 15, 2016.
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
B.  Compensation
The following discussion provides the amount of compensation paid, payable, and benefits in kind granted, by us and our subsidiaries to our directors and executive officers for services in all capacities to us and our subsidiaries for the year ended December 31, 2015, as well as the amount contributed by us or our subsidiaries into money purchase plans for the year ended December 31, 2015 to provide pension, retirement or similar benefits to, our directors and executive officers.

Year Ended December 31, 2015 Directors Compensation ($ in thousands)
Name	Salary/ Fees(1)	Annual Bonus	Allowances (2)	Medical	Pension Benefit(3)	Compensation for loss of office	Share based benefits(4)	Total
	$	$	$	$	$	$	$	$
Non-Executive Directors
Raymond Cohen	120,000	—	—	—	—	—	—	120,000
Michael H. Carrel	47,258	—	—	—	—	—	99,367	146,625
Timothy Haines	53,470	—	—	—	—	—	—	53,470
Simon Neathercoat(7)	65,081	—	—	—	—	—	—	65,081
Craig Rennie(7)	57,424	—	—	—	—	—	—	57,424
John Rush	53,500	—		—	—	—	—	53,956
David Milne(5)	19,891	—	—	—	—	—	108,980	128,871
Executive Officers
Simon Hubbert	393,650	120,306	74,937	1,726	40,396	—	186,037	817,052
William J. Kullback	300,000	93,750	—	26,349	11,000	—	100,460	531,559
Michael Gioffredi	248,101	34,734	—	27,337	—	—	37,207	347,379
Linda D’Abate	246,000	33,671	—	3,734	—	—	37,207	320,612
Kenny Dang(6)	228,709	—	—	23,553	—	115,000	—	367,262
Peter Phillips	208,834	39,777	—	1,310	22,078	—	41,672	313,671
	2,043,396	322,238	74,937	84,009	73,474	115,000	610,930	3,323,984

(1)
For the year ended December 31, 2015, the compensation of all Directors and Executive Officers was set, and paid, in pounds sterling, except for Mr. Cohen, Mr. Rush, Mr. Carrel, Mr. Milne, Mr. Kullback, Mr. Gioffredi, Mrs. D’Abate and Mr. Dang where the currency was U.S. dollars. The pounds sterling values have been translated into U.S. dollars at the 2015 average exchange rate of 1.53.

(2)
For our Executive Officers, these amounts represent the value of the personal benefits granted to our senior management for the year ended December 31, 2015, which include housing, car allowance and medical and life insurance.

(3)	These amounts represent our contribution into money purchase plans.
(4)
The amounts shown are the grant date fair value of option awards granted in the year.  For a discussion of valuation assumptions used to determine grant date fair values, see Note 20 to our consolidated financial statements.

(5)	David Milne joined the Board in August 2015.
(6)	Kenny Dang left the Company on December 15, 2015.
(7)	Mr. Neathercoat and Mr. Rennie resigned from the Board of Directors on January 15, 2016.

Director Compensation
Directors’ fees are paid in line with market practice and are reviewed periodically. In 2015, Mr. Cohen, as Chairman, was paid an annual fee of $120,000, Mr. Neathercoat, as senior independent director and chairman of the Audit Committee, was paid an annual fee of £42,500, Mr. Rennie, as chairman of the Compensation Committee, was paid an annual fee of £37,500 and John Rush was paid an annual fee of $53,500. Timothy Haines, as the director appointed by Abingworth LLP, received no fees before April 30, 2014. From May 1, 2014, following the IPO, when Abingworth no longer held the right to appoint a director, it was paid an annual fee of £35,000 for the services of Timothy Haines. From February 2015, following his appointment, Mr. Carrel was paid a fee of $47,258. Following his appointment in August 2015, Mr. Milne was paid $19,891 in 2015. For details on the share option grants to our executive officers and directors, see Item 7B.
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
Executive Officer Compensation and Employment Agreements
The Company’s policy is to have employment agreements with executive officers with an indefinite term providing for a maximum of one year’s notice. Simon Hubbert was appointed on January 1, 2011 and has a one-year notice period. William J. Kullback was appointed on December 8, 2014 and has a one-year notice period. Peter Phillips was appointed on July 1, 2009 and has a one-year notice period. Michael Gioffredi was appointed on May 1, 2013 and has a six-month notice period. Linda D’Abate was appointed on January 13, 2014 and has no notice period. Kenny Dang was appointed on September 1, 2014 and had a six-month notice period.
The principal components of executive officers’ compensation packages are basic salary, a performance-related bonus, medium- and long-term incentives in the form of share options, pension contributions and other benefits. Executive officers are eligible for a performance related bonus based on achievement of various group and individual objectives during the year. In 2015, these awards were limited to a maximum of 60% of basic salary in respect of Simon Hubbert (CEO), 50% of basic salary in respect of William J. Kullback (CFO), 40% of basic salary in respect of Peter Phillips (CTO), 40% of basic salary in respect of Michael Gioffredi (President, North America), 25% of basic salary in respect of Linda D’Abate (Vice President, Global Clinical & Regulatory Affairs) and 25% of basic salary in respect of Kenny Dang (Former Vice President, Global Innovation and Development). In the event of a change in control, Mr. Kullback would receive a prorated portion of his total anticipated annual bonus for the year in which the change in control occurred. In addition, the Compensation Committee maintains the right to make one-off bonus award for exceptional performance. In 2015, no such awards were made.
All UK employees, including executive officers are invited to participate in a Group Personal Pension Plan, or GPPP, which is money-purchase in nature. The only pensionable element of compensation is basic salary. The Company contributes 10% of salary to the pension arrangements of the executive officers. In addition, the Company contributes 4% of salary and bonus to the 401k pension plans of any participating U.S. executive officers.
Benefits in kind for executive officers include life assurance, permanent health insurance and private medical insurance (including dental and optical insurance for U.S. executive officers). UK executive officers also receive a car allowance.
Details of the compensation paid to our executive officers in 2015 are shown in the table above.
For details on the share option grants to our executive officers and directors, see Item 7B.
C.  Board Practices
Board of Directors
The Board currently comprises five independent directors and two non-independent directors as these terms are used in the NASDAQ corporate governance rules.
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
Audit Committee
Our Audit Committee for the year ended December 31, 2015 consisted of three directors, namely Simon Neathercoat, Michael H. Carrel, and John Rush. Each of Messrs. Neathercoat, Carrel, and Rush satisfies the “independence” requirements of the NASDAQ Listing Rules and the SEC regulations. In addition, our Board has determined that Simon Neathercoat is qualified as an audit committee financial expert within the meaning of SEC regulations.

Due to the resignation of Simon Nethercoat on January 15, 2016, the Audit Committee going forward consists of three directors, namely Michael H. Carrel, Timothy Haines (non-voting observer on the Audit Committee), and John Rush. Each of Messrs Carrel, and Rush satisfies the “independence” requirements of the NASDAQ Listing Rules and the SEC regulations. In addition, our Board has determined that Michael H. Carrel is qualified as an audit committee financial expert within the meaning of SEC regulations.
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
Nomination Committee
Our Nomination Committee for the year ended December 31, 2015 consisted of three directors, namely Raymond Cohen, Timothy Haines and Craig Rennie. Each of Messrs. Cohen, and Rennie satisfies the “independence” requirements of the NASDAQ Listing Rules and the SEC regulations.
Due to the resignation of Craig Rennie on January 15, 2016, the Nomination Committee going forward consists of three directors, namely Raymond Cohen, Timothy Haines, and David Milne. Mr Cohen satisfies the “independence” requirements of the NASDAQ Listing Rules and the SEC regulations.
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
Due to the resignation of Simon Neathercoat and Craig Rennie on January 15, 2016, the Compensation Committee going forward consists of three directors, namely David Milne, Timothy Haines, and John Rush. Mr Rush satisfies the “independence” requirements of the NASDAQ Listing Rules and the SEC regulations.
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

Cayman Islands law provides that a company may indemnify its directors and officers as well as its other employees and agents against judgments, fines, and amounts paid in settlement and expenses, including attorney’s fees, in connection with any negligence, default, breach of duty or breach of trust in relation to us, other than in the case of fraud or dishonesty.
Terms of Directors’ Service
Directors are engaged on letters of appointment that set out their duties and responsibilities. Each director is appointed for an initial period of 12 months that is then terminable by either party on three or six months’ written notice. All directors are subject to re-election at an Annual General Meeting at intervals of no more than three years.
Raymond Cohen was appointed on July 9, 2013 and has a three-month notice period. Michael H. Carrel was appointed on February 11, 2015 and has a three-month notice period. Timothy Haines was appointed on May 31, 2011 and has a three-month notice period. Simon Neathercoat was appointed on October 1, 2007 and has a six-month notice period. Craig Rennie was appointed on October 1, 2007 and has a three-month notice period. John Rush was appointed on October 12, 2009, originally as Chief Executive Officer, before becoming Non-executive Chairman on January 1, 2011 and then a Non-executive Director on July 9, 2013, and has a three-month notice period. David Milne was appointed in August 2015 and does not have a notice period.
D.  Employees
The average number of employees by function and geographic location in the years ended December 31, 2015, 2014, and 2013 was as follows:

	2015	2014	2013
By Function:
Manufacture	93	65	36
Selling, marketing and distribution	59	65	34
Research and development	19	26	27
Administration	18	16	14
Total	189	172	111
By Geography:
United Kingdom	119	115	87
North America	62	49	19
Europe	7	7	5
Rest of the World	1	1	—
Total	189	172	111

We have never had a work stoppage and none of our employees are covered by collective bargaining agreements or represented by a labor union. We believe our employee relations are good.
E.  Share Ownership
Share ownership by the directors and executive officers as at the date of this Annual Report is shown in the following table:

	Ordinary Shares Beneficially Owned(1)
Name of Beneficial Owner	Number	Percent
Raymond Cohen	122,118	*
Michael H. Carrel	15,736	*
Timothy Haines	26,976	*
Simon Neathercoat	72.532	*
Craig Rennie	197,622	1.0%
John Rush	102,532	*
David Milne	—	*
Simon Hubbert	494,188	2.5%
William Kullback	86,742	*
Michael Gioffredi	157,190	*
Linda D’Abate	59,952	*
Kenny Dang	—	*
Peter Phillips	227,154	1.1%

(1) The voting rights of the shares owned by the directors and executive officers are the same as the other shareholders.

Share options held by the directors and executive officers as at the date of this Annual Report are shown in the following table:
	Ordinary Shares Underlying Options Awarded	Exercise Price (£/share)	Exercise Price ($/share)	Date of Grant	Date of Expiration
Raymond Cohen	83,893	2.50		9/25/2013	9/24/2023
	37,500		3.90	4/23/2014	4/22/2024
	28,000		1.28	1/4/2016	1/3/2026
	149,393

Michael H. Carrel	40,464		3.90	2/17/2015	2/16/2025
	14,000		1.28	1/4/2016	1/3/2026
	54,464

Timothy Haines	40,464		3.90	5/1/2014	4/30/2024
	14,000		1.28	1/4/2016	1/3/2026
	54,464

Simon Neathercoat	10,467	0.61		8/26/2011	8/25/2021
	16,716	0.61		9/8/2011	9/7/2021
	22,677	0.61		6/13/2013	6/12/2023
	12,500		1.28	4/23/2014	4/22/2024
	62,360

Craig Rennie	15,673	0.61		8/26/2011	8/25/2021
	4,488	0.61		9/8/2011	9/7/2021
	19,128	0.61		6/13/2013	6/12/2023
	12,500		1.28	4/23/2014	4/22/2024
	51,789
John Rush	7,656	2.50		2/5/2010	2/4/2020
	46,711	2.50		9/8/2011	9/7/2021
	30,225	2.50		6/13/2013	6/12/2023
	12,500		3.90	4/23/2014	4/22/2024
	14,000		1.28	1/4/2016	1/3/2026
	111,092

Simon Hubbert	13,591	2.50		6/21/2010	6/20/2020
	125,020	2.50		8/26/2011	8/25/2021
	196,961	2.50		6/13/2013	6/12/2023
	150,001		3.90	4/23/2014	4/22/2024
	250,000		1.30	12/31/2015	12/30/2025
	735,573

William J. Kullback	161,859		3.90	12/8/2014	12/7/2024
	135,000		1.30	12/31/2015	12/30/2025
	296,859

Michael Gioffredi	111,857	2.50		6/13/2013	6/12/2023
	50,000		3.90	4/23/2014	4/22/2024
	50,000		1.30	12/31/2015	12/30/2025
	211,857

Linda D’Abate	80,928		3.90	4/23/2014	4/22/2024
	50,000		1.30	12/31/2015	12/30/2025
	130,928

Kenny Dang	—		3.90	9/12/2014	9/11/2024
	—

Peter Phillips	14,395	2.50		2/5/2010	2/4/2020
	25,939	2.50		8/26/2011	8/25/2021
	10,069	2.50		9/8/2011	9/7/2021
	117,382	2.50		6/13/2013	6/12/2023
	75,001		3.90	4/23/2014	4/22/2024
	56,000		1.30	12/31/2015	12/30/2025
	298,786

Item 7  Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2015 by:

■	each of our executive officers and directors; and
■	each person, or group of affiliated persons, who is known by us to beneficially own 5% or more of our ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our ordinary shares. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days of December 31, 2015 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person.
Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of our ordinary shares beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the address of the beneficial owner is c/o Lombard Medical House, 4 Trident Park, Didcot, Oxfordshire OX11 7HJ, UK.

	Ordinary Shares Beneficially Owned[1]
Name of Beneficial Owner	Number	Percent
5% Beneficial Owners
Invesco Asset Management Limited	6,317,851	31.8%
Abingworth LLP	3,473,452	17.4%
SV Life Sciences Advisers LLP	1,077,499	5.4%

Our Directors
Raymond Cohen²	71,418	*
Michael H. Carrel[3]	15,736	*
Timothy Haines 4 5	26,976	*
Simon Neathercoat[6]	72,532	*
Craig Rennie[7]	197,622	1.0%
John Rush[8]	102,532	*
David Milne[9]	—	*

Our Executive Officers
Simon Hubbert[10]	445,088	2.2%
William J. Kullback[11]	71,937	*
Michael Gioffredi[12]	145,190	*
Linda D’Abate[13]	53,952	*
Kenny Dang	—	*
Peter Phillips[14]	221,554	1.1%

*	Represents beneficial ownership of less than one percent of our outstanding ordinary shares.
1	The Number of shares owned as shown both in this table and the accompanying footnotes and percentage ownership is based on 19,885,965 ordinary shares outstanding on December 31, 2015.
2	Consists of 13,225 ordinary shares and options over 58,193 ordinary shares.
3	Consists of options over 15,736 ordinary shares.
4
Investor Director and Partner of Abingworth LLP, which has voting and investment power over the shares held by the Abingworth funds. Mr. Haines may be deemed to share voting and dispositive power with respect to all Ordinary Shares of the Company held by the Abingworth funds.

5	Consists of options over 26,976 ordinary shares. Any gain on exercise will be remitted to Abingworth LLP by Timothy Haines.
6	Consists of 14,339 ordinary shares and options over 58,193 ordinary shares.
7	Consists of 150,000 ordinary shares and options over 47,622 ordinary shares.
8	Consists of 9,607 ordinary shares and options over 92,925 ordinary shares.
9
Managing Partner of SV Life Sciences Advisers LLP, which has voting and investment power over the shares held by the SV Life Sciences funds. Mr. Milne may be deemed to share voting and dispositive power with respect to all Ordinary Shares of the Company held by the SV Life Sciences funds.

10	Consists of 9,515 ordinary shares and options over 435,573 ordinary shares.
11	Consists of options over 71,937 ordinary shares.
12	Consists of options over 145,190 ordinary shares.
13	Consists of options over 53,952 ordinary shares.
14	Consists of 3,768 ordinary shares and options over 217,786 ordinary shares.

Holdings by U.S. Shareholders
Based upon a review of the information provided to us by our transfer agent, as of March 31, 2016, there were 417 holders of record of our shares, of which 36 record holders holding 19,264,692, or approximately 97%, of our outstanding ordinary shares, had registered addresses in the United States. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, nor is it representative of where such beneficial holders reside, since the shares held in the name of Cede & Co. are listed for trading on the NASDAQ and are beneficially owned by a wide range of underlying beneficial shareholders who hold their shares in “street name.”  In particular we are aware, based on public filings, that two of our principal beneficial shareholders, Invesco Asset Management Limited and Abingworth LLP, who together held 49.2% of our outstanding ordinary shares, reside outside the United States.
Changes in Major Shareholdings
To our knowledge, the changes in the percentage ownership held by the major shareholders since December 31, 2013 is as shown in the following table:

	Lombard Medical Technologies plc	Lombard Medical, Inc.
	Before NASDAQ IPO April 25, 2014	After NASDAQ IPO April 25, 2014	December 31, 2014	December 31, 2015
Invesco Asset Management Limited	39.0%	39.0%	39.0%	31.8%
Abingworth LLP	17.8%	16.8%	20.7%	17.4%
FIL Investments International (Fidelity)	9.5%	7.6%	<5%	<5%
Aisling Capital III, LP	0.0%	3.9%	5.5%	<5%
LSP Life Sciences Fund NV	5.7%	5.1%	5.1%	<5%
SV Life Sciences Advisers LLP	—	—	—	5.4%

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

July 2015 Shares Issued in Acquisition of Altura
In July 2015, as part of the consideration for the Company’s acquisition of Altura Medical, Inc., Lombard Medical, Inc. issued an aggregate of 3,125,000 ordinary shares of $0.01 each to certain former shareholders of Altura in exchange for the shares of Altura capital stock held by them immediately prior to the close of the acquisition.  In addition, the Company delivered an aggregate of 575,000 ordinary shares of $0.01 to Computershare Trust Company, N.A., in its capacity as escrow agent, which will be held for a period of twelve months and are subject to any adjustments to the liabilities assumed as part of the acquisition.  SV Life Sciences received 1,077,499 ordinary shares as a result of this transaction and may be entitled to an additional 198,260 ordinary shares held in escrow.
Share repricings
In August 2015, in an effort to (i) counteract the loss of share value, which caused all outstanding options to have exercise prices in excess of the fair market value of Company common shares and (ii) incentivize management to continue to strive to increase Company value for the benefit of stockholders, the Board of Directors approved a repricing of option awards held by employees and directors. Under the terms of this repricing, the Company repriced certain employee and director stock options having an exercise price of $3.90 or above to an exercise price of $3.90, which represented the closing share price on the day of the repricing. Other than the exercise price, all other terms of the repriced options, such as vesting and contractual life, remained the same. As a result of this repricing, we repriced a total of 1,989,505 outstanding options at a new exercise price of $3.90 per share.
In January 2016, the Board of Directors approved a repricing of all option awards held by Simon Neathercoat and Craig Rennie. Under the terms of this repricing, the Company repriced all outstanding stock options held by Mr. Neathercoat and Mr. Rennie having an exercise price of $0.90 or above to an exercise price of $0.90, which represented the closing share price on the day of the repricing. Other than the exercise price, all other terms of the repriced options, such as vesting and contractual life, remained the same. As a result of this repricing, we repriced a total of 114,149 options at a new exercise price of $0.90 per share.

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
February 17, 2015 Share Option Grant
On February 17, 2015, we granted 40,464 new share options over ordinary shares of $0.01 each, at an exercise price of $5.50 per share, to Michael Carrel. After the grant, Mr. Carrel held 40,464 share options over ordinary shares of $0.01 each.
August 18, 2015 Share Option Grant
On August 19, 2015, we granted 49,840 new share options over ordinary shares of $0.01 each, at an exercise price of $3.90 per share, to David Milne. After the grant, Mr. Milne held 49,840 share options over ordinary shares of $0.01 each.

December 31, 2015 Share Option Grant
On December 31, 2015, we granted 1,016,000 new share options over ordinary shares of $0.01 each, at an exercise price of $1.30 per share, to our directors and employees. The number of share options granted to each director is shown in the table below:

NAME	SHARE OPTIONS GRANTED	TOTAL SHARE OPTIONS HELD FOLLOWING GRANT
Linda D’Abate	50,000	130,928
Michael Gioffredi	50,000	211,857
Simon Hubbert	250,000	735,573
William Kullback	135,000	296,859
Peter Phillips	56,000	298,786

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
Employment Agreements
Each of Simon Hubbert, our Chief Executive Officer, William J. Kullback, our Chief Financial Officer, Peter Phillips, our Chief Technology Officer, Michael Gioffredi, our President, North America, and Linda D’Abate, our Vice President, Global Clinical & Regulatory Affairs have employment agreements with us.
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
Item 8  Financial Information.
A.  Consolidated Statements and Other Financial Information.
See “Item 18. Financial Statements.”
B.  Significant Changes
Except as disclosed in Note 23 to our consolidated financial statements included as part of this Annual Report, there have been no significant changes since December 31, 2015.
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

	Price Per Ordinary Share
	$
	High	Low
Annual (Year Ended December 31):
2014 (commencing April 25, 2014)	10.01	5.18
2015	6.50	1.25

Quarterly:
First Quarter 2015	6.50	3.55
Second Quarter 2015	5.88	3.80
Third Quarter 2015	4.60	3.26
Fourth Quarter 2015	3.96	1.25

Most Recent Six Months:
October 2015	3.96	3.20
November 2015	3.35	1.35
December 2015	1.53	1.25
January 2016	1.40	0.61
February 2016	1.25	0.55
March 2016	1.11	0.82

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
Second Quarter 2014 (April 1, 2014 – April 25, 2014)

B.  Plan of Distribution
Not applicable.
C.  Markets
Since April 25, 2014, 19,885,965 ordinary shares of Lombard Medical, Inc. have been listed on the NASDAQ Global Market, under the symbol “EVAR”. Until April 30, 2014, 44,743,187 ordinary shares of Lombard Medical Technologies plc were listed on AIM, a market operated by the London Stock Exchange, under the symbol “LMT”.

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
C.  Material contracts
Except as otherwise disclosed in this Annual Report on 20-F (including the Exhibits), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business. All material contracts are listed on Part III
D.  Exchange controls
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
Material U.S. Federal Income Tax Considerations
Subject to the limitations described below, the following are the material U.S. federal income tax consequences of the purchase, ownership and disposition of ordinary shares to a “U.S. Holder.” Non-U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of ordinary shares to them. For purposes of this discussion, a “U.S. Holder” means a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes:

■	an individual who is a citizen or resident of the United States;
■	a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any of its political subdivisions;
■	an estate, whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or
■
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
This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase ordinary shares. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder based on such holder’s particular circumstances, including Medicare tax imposed on certain investment income. In particular, this discussion considers only U.S. Holders that will own ordinary shares as capital assets within the meaning of section 1221 of the Code and does not address the potential application of U.S. federal alternative minimum tax or the U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including:

■	broker dealers or insurance companies;
■	U.S. Holders who have elected mark-to-market accounting;
■	tax-exempt organizations or pension funds;
■	regulated investment companies, real estate investment trusts, insurance companies, financial institutions or “financial services entities”;
■	U.S. Holders who hold ordinary shares as part of a “straddle,” “hedge,” “constructive sale” or “conversion transaction” or other integrated investment;
■	U.S. Holders who own or owned, directly, indirectly or by attribution, at least 10% of the voting power of our ordinary shares;
■	U.S. Holders whose functional currency is not the U.S. Dollar;
■	U.S. Holders who received ordinary shares as compensation;
■	U.S. Holders who are otherwise subject to UK taxation;
■	persons holding ordinary shares in connection with a trade or business outside of the United States; and
■	certain expatriates or former long-term residents of the United States.

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
Passive Foreign Investment Company
Based on our operations, composition of assets and market capitalization in 2015, we believe we were not a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes in 2015. The determination of whether we are a PFIC is made annually, after the close of the relevant taxable year. Therefore, it is possible that we could be classified as a PFIC in future years due to changes in the composition of our assets or income, as well as changes to our market capitalization. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate after the offering, and may fluctuate considerably given that market prices of medical technology companies have been especially volatile.
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
Under current UK tax law and published HM Revenue & Customs practice, such U.S. Holders will not be subject to:

■	UK withholding or income tax on dividends paid on the ordinary shares; nor
■	UK capital gains tax on a disposal of ordinary shares.

F.  Dividends and paying agents
Not applicable.
G.  Statement by experts
Not applicable.
H.  Documents on Display
You may read and copy any reports or information that we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling at the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other about issuers, like us, that file electronically with the SEC. The address of that site is “www.sec.gov”.

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
Item 11  Quantitative & Qualitative Disclosures About Market Risk
Market risk arises from our exposure to fluctuation in interest rates and currency exchange rates. These risks are managed by maintaining an appropriate mix of cash deposits in various currencies, placed with a variety of financial institutions for varying periods according to expected liquidity requirements. For information about our quantitative and qualitative risks, see Note 11 to the consolidated financial statements.
Item 12  Description of Securities Other Than Equity Securities
A. Debt Securities
Not Applicable.
B. Warrant and Rights
Not Applicable.
C. Other Securities
Not Applicable.
D. American Depositary Shares
Not Applicable.

PART II
Item 13  Defaults, Dividend Arrearages and Delinquencies
None.
Item 14  Material Modifications To The Rights of Security Holders and Use of Proceeds
A.  Material Modifications to the Rights of Security Holders
Not applicable.
B.  Use of Proceeds
Not applicable.
Item 15  Controls & Procedures
We have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) under the supervision and the participation of the Executive Management Board, which is responsible for the management of the internal controls, and which includes the Chief Executive Officer and the Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation as of December 31, 2015, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures (i) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report in ensuring that information required to be recorded, processed, summarized and reported in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles . Internal control over financial reporting includes policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. Management’s assessment excluded the internal control over financial reporting at Altura, which was acquired on July 30, 2015 and whose total assets and total operating expenses constitute 2% and 4% of total assets and total operating expenses of the consolidated financial statement amounts as of and for the year ended December 31, 2015. No matter how well designed, because of inherent limitations in all control systems, internal control over financial reporting may not prevent or detect misstatements should they occur. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the control procedures may deteriorate. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on such assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015.
This Annual Report does not include an attestation report of the Company’s registered public accounting firm because we qualify as an emerging growth company and, as such, are exempt from such attestation.
During the period covered by this Annual Report, we have not made any changes to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16A  Audit Committee Financial Expert
Our board of directors has determined that Simon Neathercoat is a financial expert as contemplated by the rules of the SEC implementing Section 407 of the Sarbanes Oxley Act of 2002. Due to the resignation of Simon Nethercoat on January 15, 2016, the Audit Committee going forward consists of three directors, namely Michael H. Carrel, Timothy Haines, and David Milne. Mr Carrel satisfies the “independence” requirements of the NASDAQ Listing Rules and the SEC regulations. In addition, our Board has determined that Michael H. Carrel is qualified as an audit committee financial expert within the meaning of SEC regulations.

Item 16B  Code of Ethics
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
Item 16C  Principal Accountant Fees and Services
The aggregate fees billed by our principal accountants, PricewaterhouseCoopers LLP, for the years ended December 31, 2015 and 2014 are shown in the table below.

	YEAR ENDED DECEMBER 31,
	2015	2014
	($ in thousands)
Audit fees	145	148
Audit related services (1)	507	821
Tax fees	18	35
Other Services	101	139
Total fees	771	1,143

(1) Audit related services in 2014 related principally to the work performed on the U.S. IPO. Audit related services in 2015 related primarily to the work performed on the Form F-3.

Pre-Approval policies and procedures
The Audit Committee recognizes it is important that the independence of the external auditors, real or perceived, is not impaired through the provision of non-audit services. To ensure the independence and objectivity of the external auditors, all services are pre-approved by the Audit Committee.
Item 16D Exemptions From The Listing Standards For Audit Committees
Not Applicable.
Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers
In 2015, no purchases of our equity securities were made by or on behalf of Lombard Medical, Inc. or any affiliated purchaser.
Item 16F Change in the Registrants Certifying Accountant
Not Applicable.
Item 16G Corporate Governance
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

■
NASDAQ Rule 5620(b), which requires a company, for all meetings of shareholders, to solicit proxies and provide proxy statements. As allowed by the laws of the Cayman Islands, while we may solicit proxies and provide proxy statements, we do not intend to adopt any such requirements.

■
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

■
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
Item 16H  Mine Safety Disclosure
Not Applicable.

PART III
Item 17  Financial Statements
We have elected to provide financial statements pursuant to Item 18.
Item 18  Financial Statements
The financial statements are filed as part of this Annual Report beginning on page F-1.
Item 19 Exhibits
Exhibit Number		Description of Exhibit
1.1	(1)	* Amended and Restated Memorandum and Articles of Association of the Company
4.1	(1)	* Loan Agreement between Lombard Medical Technologies plc and Medico’s Hirata Inc.
4.2	(1)	* Rules of Lombard Medical Technologies plc Share Option Plan as amended by the Board on February 5, 2010 and approved by Shareholders on May 20, 2010
4.3	(1)	* Contract of Employment between Lombard Medical Technologies plc and Simon Hubbert effective as of January 1, 2011
4.4		Contract of Employment between Lombard Medical Technologies plc and Bill Kullback, effective as of December 10, 2015
4.5	(1)	*Contract of Employment between Lombard Medical Technologies plc (now Lombard Medical Limited) and Peter Phillips effective as of April 11, 2001
4.6		Amendment to Contract of Employment between Lombard Medical Limited and Peter Phillips effective as of December 28, 2015
4.7	(1)	* Patent License Agreement between Lombard Medical Limited and Medtronic, Inc. dated October 14, 2013
4.8	(1)	* Lease between Hartberg Investments Limited and Lombard Medical Technologies plc dated November 12, 2013 in connection with Unit 2A, Trident Park, Basil Hill Road, Didcot, UK, OX117HJ
4.9	(1)
* Lease between Hartberg Investments Limited and Lombard Medical Technologies plc dated December 11, 2012 in connection with Building 3 (formerly known as Paradigm House) and 4, Trident Park, Basil Hill Road, Didcot, UK, OX11 7HJ

4.10	(1)	* Distribution Agreement between Lombard Medical Technologies plc and Medico’s Hirata Inc.
4.11	(1)	* Rules of Lombard Medical, Inc. Share Option Plan
4.12	(3)	* Lease between The Irvine Company LLC and Lombard Medical Technologies, Inc. dated February 9, 2015 in connection with Suite No. 200, 6440 Oak Canyon, Irvine, CA, 92618
4.13	(2)
*Agreement and Plan of Merger, dated as of July 30, 2015, by and among Lombard Medical, Inc., Delta Merger Sub, Inc., Altura Medical, Inc., certain stockholders of Altura Medical, Inc. and Shareholder Representative Services LLC, as Stockholders’ Representative.

4.14	(2)	* Consent and First Amendment to Loan Agreement, dated as of July 30, 2015, by and among Oxford Finance LLC, the lenders party thereto, Lombard Medical Technologies, Inc. and Altura Medical, Inc.
4.15	(2)	* Loan and Security Agreement, dated as of April 24, 2015, by and among Oxford Finance LLC, the lenders party thereto and Lombard Medical Technologies, Inc.
4.16	(2)	* Form of Amended and Restated Secured Promissory Note 1 (Term A Loan) between Lombard Medical Technologies, Inc. and Oxford Finance LLC.
4.17	(2)	* Form of Secured Promissory Note 1 (Term A Loan) between Lombard Medical Technologies, Inc. and Oxford Finance LLC.
4.18	(2)	* Pledge Agreement, dated as of July 30, 2015, between Lombard Medical, Inc. and Oxford Finance LLC.
4.19	(2)	* Pledge Agreement, dated as of April 24, 2015, between Lombard Medical Technologies Limited and Oxford Finance LLC.
4.20	(2)	* Guarantee and Indemnity, dated as of April 24, 2015, between Lombard Medical, Inc., Lombard Medical Technologies Limited, Lombard Medical Limited and Oxford Finance LLC.
4.21	(2)	* Debenture, dated as of April 24, 2015, among Lombard Medical Technologies Limited, Lombard Medical Limited and Oxford Finance LLC.
4.22	(2)	* Debenture, dated as of April 24, 2015, between Lombard Medical, Inc. and Oxford Finance LLC.
4.23	(2)	* Charge Over Shares, dated as of April 24, 2015, between Lombard Medical, Inc. and Oxford Finance LLC
4.24	(2)	* Form of Warrant to Purchase Shares between Lombard Medical, Inc. and Oxford Finance LLC.
8.1		List of Subsidiaries
12.1		Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2		Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1		Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2		Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1		Consent of PricewaterhouseCoopers LLP

*	Previously filed.
(1)	Incorporated by reference to the exhibits to the Registrant’s Registration Statement on Form F-1 (File No. 333-194461), originally filed on March 10, 2014.
(2)	Incorporated by reference to the exhibits to the Registrant’s Registration Statement on Form F-3 (File No. 333-208983), originally filed on January 3, 2016.
(3)	Incorporated by reference to the exhibits to the Registrant’s Annual Report on Form 20-F, filed on April 30, 2015.

Signature
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Lombard Medical, Inc.

	By:	/s/ SIMON HUBBERT
Name: Simon Hubbert
Title: Chief Executive Officer

Date: April 29, 2016

LOMBARD MEDICAL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of Lombard Medical, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive loss, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Lombard Medical, Inc. and its subsidiaries at December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses and negative cash flows from operations and will require additional financing to fund future operations. These circumstances raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers LLP, UK
April 29, 2016

Consolidated Balance Sheets
as at December 31, 2015 and 2014

		2015	2014
	NOTE	$’000	$’000
Assets
Goodwill	3,4	16,052	3,289
Intangible assets	3,5	21,889	1,970
Property, plant and equipment	6	3,043	3,087
Trade and other receivables	8	176	348
Non-current assets		41,160	8,694

Inventories	7	6,462	4,895
Trade and other receivables	8	4,168	3,912
Taxation recoverable		1,618	2,064
Cash and cash equivalents		32,332	53,334
Current assets		44,580	64,205
Total assets		85,740	72,899

Liabilities
Trade and other payables	9	(8,236)	(5,434)
Current liabilities		(8,236)	(5,434)

Borrowings	10	(23,115)	(2,632)
Deferred tax liabilities	3, 18	(674)	—
Contingent consideration	3,11	(10,600)	—
Non-current liabilities		(34,389)	(2,632)
Total Liabilities		(42,625)	(8,066)

Net assets		43,115	64,833

Equity
Called up share capital	12	199	162
Share premium account	12	63,853	49,608
Capital reorganization reserve	12	205,686	205,686
Other reserves	12	—	—
Translation reserve		1,270	2,245
Accumulated loss		(227,893)	(192,868)
Total equity		43,115	64,833

The accompanying notes form part of these consolidated financial statements.

Consolidated Statements of Comprehensive Loss
for the years ended December 31, 2015, 2014, and 2013

		2015	2014	2013
	NOTE	$’000	$’000	$’000
Revenue	13	15,114	13,277	6,960
Cost of sales		(8,296)	(7,541)	(4,315)
Gross profit		6,818	5,736	2,645

Selling, marketing and distribution expenses		(23,125)	(21,363)	(10,452)
Research and development expenses		(11,279)	(9,213)	(6,963)
Administrative expenses		(11,707)	(9,800)	(5,264)
Initial Public Offering expenses		—	(1,503)	—
Total operating expenses		(46,111)	(41,879)	(22,679)
Operating loss		(39,293)	(36,143)	(20,034)

Finance income		134	247	164
Finance costs	17	(860)	(83)	(449)
Loss before taxation		(40,019)	(35,979)	(20,319)
Taxation	18	2,215	1,227	1,115
Loss for the year		(37,804)	(34,752)	(19,204)

Other comprehensive income/(loss):
Items that may subsequently be reclassified to profit or loss
Currency translation differences		(975)	(1,947)	2,908
Total comprehensive loss for the year		(38,779)	(36,699)	(16,296)

Basic and diluted loss per ordinary share
From continuing operations	19	(2.13)	(2.39)	(2.14)

The accompanying notes form part of these consolidated financial statements.

Consolidated Statements of Changes in Equity
for the years ended December 31, 2015, 2014 and 2013

	SHARE CAPITAL	SHARE PREMIUM ACCOUNT	OTHER RESERVES	TRANSLATION RESERVE	CAPITAL REORGANIZATION RESERVE	ACCUMULATED LOSS	TOTAL EQUITY
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At January 1, 2013	44,800	84,041	19,594	1,284	—	(142,990)	6,729
Loss for the year	—	—	—	—	—	(19,204)	(19,204)
Share-based compensation	—	—	—	—	—	1,176	1,176
Currency translation	—	—	—	2,908	—	—	2,908
Issue of ordinary shares	6,933	48,408	—	—	—	—	55,341
Share issue expenses	—	(2,180)	—	—	—	—	(2,180)
Conversion of convertible loan note	673	4,036	(507)	—	—	361	4,563
At December 31, 2013	52,406	134,305	19,087	4,192	—	(160,657)	49,333

Loss for the year	—	—	—	—	—	(34,752)	(34,752)
Share-based compensation	—	—	—	—	—	2,541	2,541
Capital reorganization	(52,294)	(134,305)	(19,087)	—	205,686	—	—
Issue of ordinary shares	50	54,950	—	—	—	—	55,000
Share issue expenses	—	(5,342)	—	—	—	—	(5,342)
Currency translation	—		—	(1,947)	—	—	(1,947)
At December 31, 2014	162	49,608	—	2,245	205,686	(192,868)	64,833

Loss for the year	—	—	—	—	—	(37,804)	(37,804)
Share-based compensation	—	—	—	—	—	2,779	2,779
Issue of ordinary shares	37	14,245	—	—	—	—	14,282
Currency translation	—	—	—	(975)	—	—	(975)
At December 31, 2015	199	63,853	—	1,270	205,686	(227,893)	43,115

The accompanying notes form part of these consolidated financial statements.

Consolidated Statements of Cash Flows
for the years ended December 31, 2015, 2014 and 2013

	2015	2014	2013
	$’000	$’000	$’000
Cash outflow from operating activities
Loss before taxation	(40,019)	(35,979)	(20,319)
Depreciation and amortization of licenses, software and property, plant and equipment	1,798	1,171	573
Share based compensation expense	2,779	2,541	1,176
Loss on sale of tangible assets	66	—	—
Net finance expense/(income)	726	(164)	285
Increase in inventories	(1,779)	(1,841)	(122)
Increase in receivables	(185)	(483)	(1,922)
Increase/(decrease) in payables	234	(790)	2,601
Net cash used in operating activities	(36,380)	(35,545)	(17,728)
Research and development tax credits received / (income tax paid)	2,584	1,172	(27)
Net cash outflow from operating activities	(33,796)	(34,373)	(17,755)

Cash flows from investing activities
Interest received	87	167	124
Purchase of property, plant and equipment	(1,239)	(1,481)	(1,807)
Purchase of intangible assets	(15)	(266)	(2,070)
Cash paid for acquisition	(200)	—	—
Net cash flows used in investing activities	(1,367)	(1,580)	(3,753)

Cash flows from financing activities
Interest paid	(688)	—	(161)
Proceeds from issue of loan notes	21,000	—	—
Loan notes issuance expenses	(438)	—	—
Proceeds from issue of convertible loan notes	—	—	2,500
Loan notes repaid	(5,331)	—	—
Proceeds from issue of ordinary shares	—	55,000	55,341
Share issue expenses	—	(5,342)	(2,180)
Net cash flows from financing activities	14,543	49,658	55,500
(Decrease)/increase in cash and cash equivalents	(20,620)	13,705	33,992

Cash and cash equivalents at beginning of year	53,334	40,866	4,450
Effects of exchange rates on cash and cash equivalents	(382)	(1,237)	2,424
Cash and cash equivalents at end of year	32,332	53,334	40,866

The accompanying notes form part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
1  Accounting Policies

Basis of Preparation
Lombard Medical, Inc. (the “Company” or the “Group”) is a medical technology company specializing in developing, manufacturing, and marketing endovascular stent-grafts used in the repair of aortic aneurysms. The Company’s lead product, Aorfix, is used in the treatment of abdominal aortic aneurysms. The financial statements as of December 31, 2014 and 2015 and for the three years ended December 31, 2015 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and the International Financial Reporting Standards Interpretations Committee (“IFRS IC”), collectively IFRS.

The financial statements were approved for issuance by the Board on April 12, 2016.

The financial statements have been prepared on the historical cost basis, revised for use of fair values where required by applicable IFRS. The consolidated financial statements are presented in U.S. dollars to the nearest thousand ($000), except where otherwise indicated. The principal accounting policies adopted are set out below.

Assets and liabilities of foreign operations where the functional currency is other than the U.S. dollar were translated into U.S. dollars at the relevant closing rates of exchange. Non-U.S. dollar trading results were translated into U.S. dollars at the average rates of exchange for those periods. Differences arising from the retranslation of the opening net assets and the results for the year have been taken to other comprehensive income/loss.
The exchange rates relevant for each period were as follows:

	2015	2014	2013
Sterling/U.S. dollar exchange rate
Closing Rate	1.48	1.55	1.65
Average Rate	1.53	1.64	1.56

The accounting policies have been applied consistently throughout the year except where otherwise indicated. Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations.

Financing and Going Concern
These financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operational existence for the foreseeable future. The Group has incurred significant losses and negative cash flows from operations since inception. The Group incurred a net loss for the year ended December 31, 2015 of $37.8 million (2014: $34.8 million), and as at December 31, 2015 had an accumulated deficit of $227.9 million (2014: $192.9 million) and cash and cash equivalents of $32.3 million (2014: $53.3 million).

Based on forecasts revised in December 2015, the Company expects to use up its current cash resources between Q3 2016 and Q1 2017, depending on the effectiveness of the cost savings programs being implemented by management. The Company therefore needs to raise additional capital or incur indebtedness to continue to fund its future operations, which may come from one or a number of public or private sources.

The Company’s ability to raise additional funds will depend on the results of its commercialization efforts for the Altura Endovascular Stent Graft, and the next generation of Aorfix, as well as clinical and regulatory events, and may also be impacted by adverse financial, economic, and market conditions, many of which are beyond the Company’s control. The Company cannot be certain that sufficient funds will be available when required or on satisfactory terms.

To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities would result in ownership dilution to existing stockholders. There are no assurances that the Company will be able to raise additional financing for the amounts required to execute the Company’s business plans and on the terms acceptable to the Company. If adequate funds are not available on terms that are acceptable when required by the Company, the Company may be required to significantly reduce or refocus its operations, which could have a material adverse effect on its business, financial condition and results of operations, which could result in insolvency. In addition, the Company may have to delay, reduce the scope or eliminate some of its research and development or sales activities, which could delay the time to market for any of its product candidates or reduce its revenue growth potential, if such adequate funds are not available. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not contain any adjustments that might result from the outcome of this uncertainty.

On February 24, 2016, the Company received a NASDAQ Staff Deficiency Letter indicating that the Company is not in compliance with the minimum bid price requirement for continued listing.  According to the letter from NASDAQ, the Company had a grace period of 180 calendar days, starting February 24, 2016, to regain compliance with the minimum bid price requirement. On April 8, 2016 the Company received a follow-up letter from NASDAQ indicating that the Company had achieved a closing bid price of $1.00 per share or higher for ten consecutive business days, from March 24 to April 7, 2016, and as such, the Company had regained compliance with the minimum bid requirement.

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

Critical Accounting Estimates and Assumptions
The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year are the measurement and impairment of intangible assets (including goodwill), the contingent consideration relating to the acquisition of Altura Medical, Inc. (“Altura”), and the estimation of share-based compensation expense.

7

Intangible Assets (including Goodwill)
The Group determines whether intangible assets (including goodwill) are impaired on an annual basis and this requires the estimation of the higher of fair value less costs of disposal and value in use of the cash generating units to which the intangible assets are allocated which in turn involves estimation of premiums paid for control of public companies and the costs that would be incurred in a sale (see notes 3 & 4).

Contingent Consideration on Acquisition
The estimation of the fair value of the contingent consideration related to the acquisition of Altura requires the selection of an appropriate valuation model, consideration as to the inputs necessary for the valuation model chosen and the estimation of the likelihood that the revenue and regulatory milestones will be achieved (see notes 3 & 11).

Share-Based Compensation Expenses
The estimation of share-based compensation expense requires the selection of an appropriate valuation model, consideration as to the inputs necessary for the valuation model chosen and the estimation of the number of awards that will ultimately vest, inputs based on participation of employees (see note 20).

Revenue Recognition
Revenue is generated from the sale of medical devices and the licensing of technology, net of sales-related taxes. Revenue is recognized as follows:

Product Sales
Product sales to direct customers are recognized when goods are delivered to customers and are net of any provision for estimated returns. Products provided for a particular procedure include a range of medical devices that may not all be used; where this is the case an estimation of the number of unused devices to be returned is made and provided for. Where the Company’s sales are made through distributors, such sales are recognized on shipment to the distributor as returns of stocking orders are not generally accepted under the distributor agreements. In the case of products provided for a particular medical procedure and sold through a distributor, an estimate of the returns of unused parts is made and provided for. Sales include products used in clinical trials, provided the supply is under a separate contract and payment arrangements.

Royalty and License Income
Income arising from a license agreement is recognized when receivable under the terms of a contract and when all related obligations have been fulfilled. Royalty income is recognized on a received basis and represents income earned as a percentage of product sales in accordance with the terms of the relevant agreement.

Cost of Sales
Cost of sales includes all costs relating to the manufacture of the medical devices, including costs of materials, manufacturing personnel, manufacturing overhead and inventory reserves.

Research & Development Expenditure
The treatment of research and development expenditure requires an assessment of the expenditure in order to determine whether or not it is appropriate to capitalize costs and recognize as an asset on the balance sheet in accordance with IAS 38. The Group considers that the regulatory, technical and market uncertainties inherent in the development and commercialization of new products mean that development costs incurred to date have not yet met the relevant capitalization criteria and so should not be capitalized as intangible assets and consequently expenditure on research and development has been expensed to the statement of comprehensive income/loss as incurred.

Goodwill
Goodwill was recognized under UK GAAP prior to the adoption of IFRS. Upon adoption of IFRS on January 1, 2006, the Goodwill was carried over and is stated at net book value at that date. Goodwill arising on the acquisition of subsidiary or associate undertakings and businesses subsequent to January 1, 2006, representing any excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired, is capitalized. Goodwill is not amortized but is reviewed for impairment annually.

Intangible Assets—In-Process Research and Development
In-process research and development intangible assets acquired as part of the acquisition of Altura have been recognized at fair value. Once FDA approval of the Altura Endovascular Stent Graft is obtained, in-process research and development will be reclassified to developed technology and amortized over its remaining useful life.

Intangible Assets—Developed Technology
Developed technology intangible assets acquired as part of the acquisition of Altura have been recognized at fair value. Developed technology intangible assets are amortized on a straight-line basis over the expected useful life of the technology. The life used for this purpose is seventeen years.

Intangible Assets—Intellectual Property and Licenses
Separately acquired intellectual property and license fee payments made to third parties are recognized at cost. Intangible assets for intellectual property are amortized on a straight-line basis over the expected useful life of the patents on the related products or processes. The life used for this purpose is ten years.

Intangible assets recognized for license payments are amortized over a straight-line basis over the license agreement period. The carrying value of intangible assets is reviewed for impairment whenever events or circumstances indicate that the carrying value may not be recoverable.

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

Property, Plant and Equipment
Property, plant and equipment is stated at cost, net of accumulated depreciation. Cost includes the original purchase price of the asset and the costs attributable to bringing the asset to its working condition for its intended use. Depreciation is provided on all property, plant and equipment at rates calculated to write off the cost of each asset over its expected useful life as follows:

	Production equipment, molds and lab equipment — three to ten years
	Office equipment, furniture and fixtures — three to five years
	Computer hardware and equipment — three to five years

8

Impairment of Assets
The carrying values of non-current assets are reviewed for impairment where there is an indication that the assets might be impaired. First-year and annual impairment reviews are conducted for acquired goodwill and for any intangible assets that have not yet been brought into use. Impairment is determined by reference to the higher of fair value less cost of disposal and value in use. Any provision for impairment is charged in the statement of comprehensive income for the year. Non-financial assets other than goodwill which have suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

Cash and Cash Equivalents
Cash and cash equivalents comprise cash in hand together with short-term, highly liquid investments that are readily convertible to cash.

Foreign Currencies
The functional currency of the parent entity is US dollars. Subsidiary undertakings have functional currencies of Sterling and the Euro that are different to the Group’s presentational currency of US dollars.

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

Taxation
Taxation on the profit or loss for the year comprises current and deferred tax including tax on capital gains. Current tax is the expected tax payable, or recoverable, on the taxable profit/loss and any adjustment to tax payable, or receivable in respect of prior years. Research and development tax credits are recognized when it is probable they will be received.

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

Financial and Capital Debt Instruments
The conversion option of a convertible instrument is assessed to determine if it meets the definition of equity. Where the conversion meets the definition of equity, the fair value of the liability portion is determined using a market interest rate for an equivalent non-convertible instrument. This amount is recorded as a liability on an amortized cost basis until extinguished on conversion or maturity of the instrument. The remainder of the proceeds is allocated to the conversion option; this is recognized and included in shareholders’ equity. Where the conversion option of a convertible instrument is not assessed to meet the definition of equity, the conversion option is a derivative and the residual amount is the liability.

Capital debt instruments are included at fair value and measured at amortized cost. Costs associated with the issue of capital debt instruments offset against the proceeds of the instrument.

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are taken to the share premium account and shown in equity as a deduction from the proceeds.

Share-Based Payments
The Group operates a number of executive share option schemes. In accordance with IFRS 2, the cost of equity-settled transactions is measured by reference to their fair value at the date at which they are granted, with fair value determined using the Black-Scholes model. The cost of equity-settled transactions is recognized over the period until the award vests. No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied. Modified options are measured at fair value on the date of modification and the difference between the fair value of the original option on that date and the modified fair value of the modified option is recognized immediately for vested options and over the remaining vesting period for unvested options. At each reporting date, the cumulative expense recognized for equity-based transactions reflects the extent to which the vesting period has expired and the number of awards that, in the opinion of the Directors at that date, will ultimately vest.
9

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

Standards and Interpretations
In preparing the consolidated financial statements for the current year the Group has adopted the following new IFRS, amendments to IFRS and International Financial Reporting Interpretations Committee (“IFRS IC”) interpretations, which have not had a significant effect on the results or net assets of the Group:

	IAS 19 (Amendments), Regarding defined benefit plans.
	IAS 32 (Amendment), Financial instruments: presentation.
	IAS 36 (Amendment), Impairment of assets.
	IAS 39 (Amendment), Financial instruments: recognition and measurement.
	IFRIC 21, levies.
	Amendments to IFRS 10, 12 and IAS 27 Investment Entities.

At the date of authorization of these consolidated accounts, the following standards, amendments and interpretations, which have not been applied in these financial statements, were in issue but not yet effective:

	IFRS 9 ‘Financial instruments’ (effective January 1, 2018).
	IFRS 14, Regulatory deferral accounts (effective January 1, 2016).
	IFRS 15, Revenue from contracts with customers (effective January 1, 2018).
	IFRS 9 (Amendment), Financial instruments’, regarding general hedge accounting (effective January 1, 2018).
	IFRS 11 (Amendment), Joint arrangements on acquisition of an interest in a joint operation (effective January 1, 2016).
	Amendments to IAS 1, Presentation of financial statements (effective January 1, 2016).
	Amendments to IAS 16, Property, plant and equipment, and IAS 38, Intangible assets, on depreciation and amortization (effective January 1, 2016).
	Amendments to IAS 16, Property, plant and equipment, and IAS 41, Agriculture, regarding bearer plants (effective January 1, 2016).
	IAS 27 (Amendment), Separate financial statements, on the equity method (effective January 1, 2016).
	Amendments to IFRS 10, Consolidated financial statements, and IAS 28, Investments in associates and joint ventures (effective January 1, 2016).
	IFRS 16, Leases (effective January 1, 2019).

Under present circumstances, with the exception of IFRS 16 for which the Company is currently assessing the impact it may have on its consolidated financial statements, none of these is expected to have a material impact on the Company’s financial statements.

2  General Information

The Company is a public limited company listed on the NASDAQ Market since April 24, 2014 and is incorporated and domiciled in the Cayman Islands. The address of the registered office is Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

The following subsidiary undertakings have been included in the Group consolidation. All interests are held directly in the form of ordinary shares.

NAME OF UNDERTAKING	PRINCIPAL AREA OF ACTIVITY	COUNTRY OF INCORPORATION
Lombard Medical Technologies Limited	Investment holding company	Great Britain
Lombard Medical Limited	Medical implants	Great Britain
PolyBioMed Limited	Dormant from December 1, 2009	Great Britain
LionMedical Limited	Investment holding company	Great Britain
Lombard Medical Technologies, Inc.	Medical implants	USA
Lombard Medical (Scotland) Ltd	Medical fabrics	Great Britain
Lombard Medical Technologies GmbH	Medical implants	Germany
Altura Medical, Inc.	Medical implants	USA

Lombard Medical Technologies Limited (formerly Lombard Medical Technologies plc) is a wholly owned subsidiary of Lombard Medical, Inc. following the Scheme of Arrangement effective date of 24 April 2014. Altura Medical, Inc. is a wholly owned subsidiary of Lombard Medical, Inc. following the acquisition on July 30, 2015 (see note 3).

All of the other subsidiaries are wholly owned by Lombard Medical Technologies Limited. The above companies operate principally in their country of incorporation.

3  Acquisition of Altura Medical, Inc.

On July 30, 2015, the Company completed the acquisition of 100% voting equity interest in Altura Medical, Inc. (“Altura”). The Company believes the acquisition of Altura provides an opportunity for near-term revenue, as well as providing an ultra-low-profile AAA stent graft that is expected to provide the Company with an increased share of the AAA market.

For the year ended December 31, 2015, Altura contributed no revenue and operating expenses of $1.8 million to the Company’s results. If the acquisition had occurred on January 1, 2015, it is estimated that the Company’s unaudited combined revenue would remain unchanged, loss from operations and net loss would have been higher by $5.2 million and $5.6 million, respectively..  The unaudited combined results do not include any anticipated cost savings or other effects of the planned integration of Altura. Accordingly, such amounts are not necessarily indicative of the results if the combination had occurred on January 1, 2015 or that may result in the future.

Upon the closing of the acquisition, the Company issued an aggregate of 3,125,000 unregistered shares of common stock to certain former shareholders of Altura in exchange for the shares of Altura capital stock held by them immediately prior to the closing of the acquisition. In addition, the Company delivered an aggregate of 575,000 unregistered shares of common stock to Computershare Trust Company, N.A., in its capacity as escrow agent, which will be held for a period of twelve months and are subject to any adjustments to the liabilities assumed as part of the acquisition. In addition, the Company paid $0.2 million in cash to Shareholder Representative Services LLC, in its capacity as Altura Stockholders’ Representative. The fair value of the initial consideration was $14.3 million of equity which was based on the closing share price of $3.86 on the date of acquisition and cash paid of $0.2 million. In addition, the Company assumed $5.3 million in existing Altura debt and $2.5 million of certain liabilities of Altura.

The Company also agreed to pay Altura shareholders additional consideration in the future if certain sales and regulatory approval milestones are met. The fair value of the contingent consideration payment on the acquisition date was estimated to be $10.6 million. The contingent payment payable will continue to be evaluated at each reporting period, with adjustments made based upon management’s assessment of the probability of meeting performance milestones as set-forth within the acquisition agreement (see note 11).

The revenue-based milestone payment referred to above relates to the Company achieving a trailing twelve month revenue stream of $10.0 million on the sale of Altura products prior to December 31, 2030. If this were achieved, the Company shall pay to the Altura shareholders, in cash or Company common stock, at the Company’s option, at $4.00 per share if applicable, $15.0 million in no more than 45 days after the end of the month in which the Company achieves this revenue threshold.

The regulatory milestone payment referred to above concerns receiving approval from the US Food and Drug Administration to market and sell Altura’s device in the United States prior to December 31, 2030. If this were achieved, the Company shall pay to the Altura shareholders, in cash or Company common stock, at the Company’s option, at $4.00 per share if applicable, $12.5 million in no more than 45 days after achieving this approval.

$’000
Fair value of initial consideration	14,482
Contingent acquisition consideration payable	10,600
Total consideration	25,082

Costs incurred by the Company related to the acquisition totaled $0.2 million and are included in operating expenses in the Consolidated Statement of Comprehensive Income.

The net assets acquired upon acquisition were as follows:

	Book Value	Fair Value
	$’000	$’000
Property, plant and equipment	71	71
Intangible assets	—	20,600
Assumed accrued liabilities	(2,495)	(2,495)
Assumed bank debt	(5,331)	(5,331)
Deferred tax liability	—	(674)
Net (liabilities)/assets acquired	(7,755)	12,171

The resulting goodwill on acquisition is calculated as follows:

$’000
Fair value of consideration given	25,082
Less: Fair value of net assets acquired	(12,171)
Goodwill	12,911

The Company recorded the excess of the aggregate purchase price over the estimated fair values of the identifiable net assets acquired as goodwill.  Goodwill is primarily attributable to the benefits the Company expects to realize by enhancing its product offering, thereby contributing to an expanded revenue base. None of the goodwill is expected to be deductible for tax purposes.

As the fair value of the intangible assets acquired in the Altura acquisition exceeds the tax bases of such assets, the Company recorded a deferred tax liability of $0.7 million, with a corresponding increase to goodwill.

The above fair values of intangible assets, goodwill and contingent consideration liabilities, differ from the provisional amounts presented previously in the Company’s third quarter financial statements, as new information was obtained about the facts and circumstances regarding the contingent consideration which had an impact on the valuation. If new information obtained within one year of the acquisition date about facts and circumstances that existed as of the acquisition date identifies adjustments to the above amounts, or any additional provisions that existed at the acquisition date, then the acquisition accounting will be revised.

Changes to amounts recorded in these financial statements versus those provisional amounts presented previously in the Company’s third quarter financial statements are as follows:

	Dec 31, 2015	Sep 30, 2015
	$’000	$’000
Intangible assets	20,600	22,700
Goodwill	12,911	10,193
Deferred tax liability	(674)	(1,595)
Contingent acquisition consideration payable	(10,600)	(9,060)

4  Goodwill

Goodwill held by the Company consists of the following:

	2015	2014
	$’000	$’000
Opening cost	3,289	3,501
Additions	12,911	—
Currency translation	(148)	(212)
Closing net book value	16,052	3,289

Impairment of Goodwill

For purposes of impairment testing, as the Company is engaged in a single business activity of cardiovascular devices and the Company does not have multiple operating segments, goodwill has been allocated to the Company as a whole rather than individual cash generating units.  The Company’s impairment testing methodology is in accordance with IAS 36, in which the fair-value-less-cost-to-sell is estimated by utilizing a market approach.  The market approach includes the use of financial metrics and ratios of comparable public companies, such as projected revenue, earnings, and transaction multiples. The selection of comparable companies requires management judgment and is based on a number of factors, including comparable companies’ sizes, growth rates, industries, and development stages.  During 2015, the Company’s closest publicly-traded competitor was involved in a market transaction.  Management believes this competitor to be a reasonable analogue to the Company given its product offerings, penetration into the EVAR market and stage of development.  As such, the Company utilized this market transaction to determine valuation multiples that could be used to estimate fair value of the Company.  The Company derived a valuation multiple of 2.9 times revenue for the peer company transaction, which it applied to historic and projected revenue to derive a range of valuations.  A 3% allowance for selling costs was deducted from the valuation range.  The Company corroborated the reasonableness of the range of valuations by comparing to valuation estimates of the Company by securities analysts.  Based on the analysis performed, the Company concluded that no impairment charge of goodwill was warranted.  A reduction of approximately 20% in the valuation multiple used in deriving the valuation range would cause the fair-value-less-cost-to-sell to approximate the carrying value of net assets.

Although the Company believes that its judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or market or macro-economic conditions.

5  Intangible Assets

Intangible assets held by the Company consist of the following:

	IN-PROCESS R&D	DEVELOPED TECHNOLOGY	IP AND LICENSES	SOFTWARE	TOTAL
	$’000	$’000	$’000	$’000	$’000
Cost
At January 1, 2014	—	—	2,853	132	2,985
Additions	—	—	—	266	266
Effect of movement in exchange rates	—	—	(176)	(2)	(178)
At December 31, 2014	—	—	2,677	396	3,073
Additions	9,300	11,300	—	15	20,615
Effect of movement in exchange rates	—	—	(121)	(4)	(125)
At December 31, 2015	9,300	11,300	2,556	407	23,563

Accumulated Amortization
At January 1, 2014	—	—	736	28	764
Amortization	—	—	292	106	398
Effect of movement in exchange rates	—	—	(60)	1	(59)
At December 31, 2014	—	—	968	135	1,103
Amortization	—	228	261	136	625
Effect of movement in exchange rates	—	—	(52)	(2)	(54)
At December 31, 2015	—	228	1,177	269	1,674

Net Book Value
At January 1, 2014	—	—	2,117	104	2,221
At December 31, 2014	—	—	1,709	261	1,970
At December 31, 2015	9,300	11,072	1,379	138	21,889

License held by the Company is for a non-exclusive license granted by Medtronic for the U.S. patent No. 6,306,141 (“Jervis” patent), which is being amortized over 9 years and has a net book value at December 31, 2015 of $1.4 million (2014: $1.7 million). Developed technology acquired as part of the Altura acquisition is amortized over its estimated useful life of 17 years. In-process research and development acquired as part of the Altura acquisition will be amortized over its useful life once FDA approval of the Altura Endovascular Stent Graft is obtained.  The carrying value of in-process research and development is reviewed for impairment on an annual basis or where there is an indication that the assets might be impaired until the asset is brought into use.

6  Property, Plant and Equipment

Property, plant, and equipment held by the Company consists of the following:

	PRODUCTION EQUIPMENT, MOLDS AND LAB EQUIPMENT $’000	OFFICE EQUIPMENT, FURNITURE AND FIXTURES $’000	COMPUTER HARDWARE AND EQUIPMENT $’000	TOTAL $’000
Cost
At January 1, 2014	2,918	531	1,219	4,668
Additions	545	410	526	1,481
Effect of movement in exchange rates	(210)	(45)	(57)	(312)
At December 31, 2014	3,253	896	1,688	5,837
Additions	644	421	234	1,299
Disposals	—	(78)	(10)	(88)
Effect of movement in exchange rates	(160)	(34)	(44)	(238)
At December 31, 2015	3,737	1,205	1,868	6,810

Accumulated Depreciation
At January 1, 2014	1,287	414	556	2,257
Depreciation	176	77	520	773
Effect of movement in exchange rates	(91)	(28)	(161)	(280)
At December 31, 2014	1,372	463	915	2,750
Depreciation	563	150	460	1,173
Disposals	—	(17)	(5)	(22)
Effect of movement in exchange rates	(79)	(22)	(33)	(134)
At December 31, 2015	1,856	574	1,337	3,767

Net Book Value
At January 1, 2014	1,631	117	663	2,411
At December 31, 2014	1,881	433	773	3,087
At December 31, 2015	1,881	631	531	3,043

Depreciation expense for property and equipment was $1.2 million (2014: $0.8 million; 2013: $0.4 million).

7  Inventories

Inventory held by the Company consists of the following:
	2015	2014
	$’000	$’000
Raw materials	3,822	2,064
Finished goods	2,640	2,831
	6,462	4,895

The Company regularly reviews inventory quantities in process and on-hand, and when appropriate, records a provision for obsolete and excess inventory.  The provision for excess and obsolete inventory included in the above at December 31, 2015 was $1.2 million (2014: $1.2 million). Costs of inventories recognized as expenses were cost of sales $6.9 million (2014: $6.0 million; 2013: $3.0 million); selling, marketing and distribution expenses $0.6 million (2014: $0.4 million; 2013: $0.5 million) and research and development expenses $0.1 million (2014: $0.2 million; 2013: $0.3 million).

8  Trade and Other Receivables

Trade and other receivables held by the Company consist of the following:
	2015	2014
	$’000	$’000
Trade receivables	2,243	2,475
OEM sale receivable	374	556
Other receivables	358	191
Prepayments and accrued income	1,369	1,038
Total trade and other receivables	4,344	4,260
Non-current portion – OEM sale receivable	(176)	(348)
Current trade and other receivables	4,168	3,912

Trade receivables are stated net of an impairment provision of $nil (2014: $0.0; 2013: $0.0). Debtor days in 2015 were 54 days (2014: 48 days). Provisions of $nil (2014: $0.0; 2013: $0.0) were utilized and $nil released (2014: $0.0 released; 2013: $0.08 million released) in the year.

All non-current receivables are due within five years from the end of the reporting period and relate to the deferred consideration from the sale of the OEM business in 2013. The fair value of the OEM sale receivable is based on cash flows discounted using a rate of 12.5%, being an estimate of the Group’s cost of capital. The fair values are within level 3 of the fair value hierarchy.

Trade receivables are individually assessed for impairment. The maximum exposure to credit risk at the reporting date is the carrying value of the receivable. The customer base is split between public sector and distributors and is such that payment terms can be exceeded. It is considered that the majority of past due debt is still likely to be collected.

The aging of trade receivables including past due, but not impaired is:
	2015	2014
	$’000	$’000
Not past due	1,911	1,955
Past due	332	520
	2,243	2,475

9  Trade and Other Payables

Trade and other payables held by the Company consist of the following:
	2015	2014
	$’000	$’000
Trade payables	3,929	1,443
Accrued bonus	986	622
Accrued payroll and employee-related expenses	805	581
Accrued commissions	696	930
Accrued professional fees	471	714
Accrued clinical expenses	414	116
Accrued other expenses	220	260
Accrued termination costs	186	576
Accrued travel and expenses	144	88
Accrued production costs	143	—
Accrued royalties	122	104
Accrued warrant liabilities	120	—
	8,236	5,434

10  Borrowings

Medico’s Hirata convertible loan
On March 28, 2013 the Company received $2.5 million from the total $5 million convertible loan facility granted by its exclusive distribution partner in Japan, Medico’s Hirata Inc. The loan accrues interest of 3% per annum, payable when the loan is repaid or converted. The loan is repayable in August 2021. Conversion of the loan is at Medico’s Hirata Inc.’s discretion and will be based on the share price at the time of conversion.

At December 31, 2015, the amount outstanding comprised:
	2015	2014
	$’000	$’000
Liability component	2,632	2,558
Interest expense	75	74
	2,707	2,632

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

Oxford Finance Secured Loan
As at December 31, 2015 the Company had received $21 million (including $11 million, $5.5 million and $4.5 million received on April 24, July 30, and October 8, 2015, respectively) loan funding as part of a $26 million secured loan facility with Oxford Finance LLC (Oxford). The Company has the option of drawing a final $5 million becoming available after reaching additional revenue targets of $25.0 million trailing revenues in 2016. The interest on the loan is three month US LIBOR + 7.24% fixed at each advance. The interest rate on the first $11 million, second $5.5 million and third $4.5 million is 7.52%, 7.53%, and 7.56%, respectively. The term of the $26 million facility is 60 months from April 24, 2015, with a maximum interest-only period of 36 months, depending if all tranches are drawn.
Pursuant to the Loan Agreement, the Company is required to make interest only payments through April 1, 2017. However, if subsequent tranches are drawn, the interest only period can be extended to a maximum of 36 months. The maturity date of the loan is April 1, 2020, regardless of the tranches that have been drawn. At maturity, or the earlier repayment in full, the Company is required to make a final payment fee to Oxford which is included in the effective interest rate of the loan. The current final payment fee associated with the loan is approximately $1.0 million.

At December 31, 2015, the amount outstanding was comprised of:
	2015	2014
	$’000	$’000
Face value of secured loan	21,000	—
Unamortized transaction costs	(375)	—
Unamortized discount	(392)	—
Final payment accretion	175	—
	20,408	—

In connection with the issuance of the secured loan in April 2015, the Company issued warrants to Oxford to purchase up to an aggregate number of the Company’s common stock. For the first, second, and third tranches, Oxford could purchase up to an aggregate of 77,446, 43,994, and 35,212 shares of the Company’s common stock at an exercise price of $4.19, $3.69, $3.77 per share, respectively. These warrants are immediately exercisable and have a contractual term of 10 years. The respective fair value on issuance were $0.2 million, $0.1 million, and $0.1 million, respectively; they were recorded as a current liability and discounted against the secured loan at issuance. The discount is being amortized to finance costs using the effective interest method over the term of the loan. Movements in the fair value of the warrants until the date of exercise will be recognized in the Statement of Comprehensive Income immediately. At December 31, 2015, the decrease in the fair value of the warrant liability of $0.3 million was recognized in finance costs in the Statement of Comprehensive Income.

11  Financial Instruments

The Company’s activities expose it to a variety of financial risks. The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

	Level 1 – quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly, such as quoted prices for similar assets or liabilities, or indirectly, such as those derived by quoted prices.


Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The fair value of the Company’s Level 3 warrants are estimated on the grant date using the Black-Scholes model and they are revalued at the end of each reporting period using the Black-Scholes model. The fair value of the Company’s Level 3 contingent consideration was estimated on the acquisition date of Altura (see Note 3 for further information) and is revalued at the end of each reporting period.

The following table represents the Company’s fair value hierarchy for its financial assets and liabilities measured at fair value:

	2015			2014
	Level 1	Level 3	Total	Level 1	Level 3	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Assets:
U.S. government agencies and securities	24,709	—	24,709	—	—	—
Total assets	24,709	—	24,709	—	—	—
Liabilities:
Warrants	—	120	120	—	—	—
Contingent consideration	—	10,600	10,600	—	—	—
Total liabilities	—	10,720	10,720	—	—	—

There were no transfers between levels during the period, and there were no changes in the methodologies used to determine the fair value measurements during the year ended December 31, 2015.

Derivative instruments
Warrants issued by the Company are accounted for as derivative liabilities and remeasured at fair value through earnings under “Finance Costs” at each reporting period until exercised or forfeited. The fair value of these warrants is estimated at each reporting date using the Black-Scholes model subject to changes in stock prices utilizing assumptions of risk-free interest rates, contractual life of origin, expected volatility and dividend yield. Due to the lack of certain observable market quotes, the Company utilizes valuation models that rely on some Level 3 inputs. The Company’s estimate of volatility is based on the Company’s trading history.

The fair value of the Level 3 warrants as at December 31, 2015 is estimated using the Black-Scholes model, including the following assumptions:

2015
$’000
Risk-free interest rate	2.27%
Expected life of warrants (years)	9.50
Expected volatility of stock	67.92%
Dividend yield	0.00%

The following table represented the Company’s Level 3 fair value measurements using significant other unobservable inputs for warrants:

	2015	2014
	$’000	$’000
Opening balance	—	—
Amounts acquired	446	—
Transfers in (out) of Level 3	—	—
Changes in fair value included in earnings	(326)	—
Closing balance	120	—

The estimated fair value of the warrants would increase (decrease) if (a) the risk-free interest rate were higher (lower); (b) the life of the warrants were longer (shorter); (c) the volatility of the stock was higher (lower); or (d) the dividend yield were higher (lower).

Acquisition-Related Contingent Consideration
The Company acquired Altura on July 30, 2015. The aggregate consideration paid to Altura shareholders includes up to $27.5 million of contingent consideration to be paid based on the achievement of certain performance-based milestones. The fair value of the contingent consideration was measured using an expected present value approach to estimate an expected value. This fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement within the fair value hierarchy. Using this valuation technique, the fair value of the contingent consideration was determined to be $10.6 million as of December 31, 2015, respectively.

The fair value of the Level 3 acquisition-related revenue milestone contingent consideration at December 31, 2015 is estimated using a Monte Carlo simulation model including the following assumptions and sensitivities:

	2015	Sensitivities
Risk-adjusted discount rate	11.45%	A 1.0% increase in the risk-adjusted discount rate would result in an decrease in the fair value of the contingent payment of $100
Counterparty Risk Premium	7.24%	A 1.0% increase in the counter-party risk premium would result in an decrease in the fair value of the contingent payment of $100
Time to Achievement	3.9 years	A one year increase in the time to achievement of the revenue milestone would result in an decrease in the fair value of the first contingent payment of $700

The fair value of the Level 3 acquisition-related regulatory milestone contingent consideration at December 31, 2015 is estimated using a probability-weighted model including the following assumptions and sensitivities:

Risk-adjusted discount rate	11.45%	A 1.0% increase in the risk-adjusted discount rate would result in a decrease in the fair value of the contingent payment of $100
Counterparty Risk Premium	7.24%	A 1.0% increase in the counter-party risk premium would result in an decrease in the fair value of the contingent payment of $100
Weighted Time to Achievement	6.1 years	A one year increase in the time to achievement of the regulatory milestone would result in an decrease in the fair value of the second contingent payment of $500

The following table represents the company’s Level 3 fair value measurements using significant other unobservable inputs for the acquisition-related contingent consideration:

	2015		2014
	$	’000	$	’000
Opening balance		—		—
Amounts acquired		10,600		—
Closing balance		10,600		—

The carrying value of all other financial instruments is a reasonable approximation of fair value.
Capital Management
The Group considers capital to comprise the total equity and reserves of the group and long term debt financing, including convertible loans issued. The Group’s objectives are to manage capital as a primary source of funding in conjunction with the ability to remain as a going concern.

Treasury Policy
The Group has financed its operations by a mixture of shareholders’ funds, bank and other borrowings and loan notes, as required. The Group’s objective has been to obtain sufficient funding to meet development activities and initial commercialization costs until the Group becomes profitable. During 2015, and for the foreseeable future, the Group’s objective in using financial instruments is to safeguard the principal for funds held on deposit and to minimize exchange-rate risk where appropriate.

Interest Rate Risk
The Group currently has outstanding fixed-rate loan notes with a principal of $23.5 million (2014: $2.5 million) and invests its surplus funds in money market and short-term bank deposits. In the past, the Group has used a variety of fixed rate loans and floating rate debt as funding sources. The Group would review the balance between fixed and floating rate debt if it takes on any future debt.

Liquidity Risk
The Group prepares periodic working capital forecasts for the foreseeable future, allowing an assessment of the cash requirements of the Group, to manage liquidity risk. The Group also ensures that sufficient funds are available on 24 hours’ notice to fund the Group’s immediate needs (see note 1).
The following table provides an analysis of the remaining contractually agreed cash flows including interest payable for the group’s non-derivative financial liabilities on an undiscounted basis, which therefore differs from both the carrying value and fair value:

	2015
	Less than 3 months	Between 3 months and 1 year	Between 1 and 5 years	Over 5 years
	$’000	$’000	$’000	$’000
Borrowings	477	1,551	26,549	3,126
Trade and other payables	8,116	—	—	120
	8,593	1,551	26,549	3,246

In addition to the above, the $25 million in milestone payments associated with the Altura acquisition are payable in cash or Company common stock, at the Company’s option, if the milestones are achieved prior to December 31, 2030 (see note 3).

Currency Risk
The Group is currently exposed to currency risk through foreign currency transactions. As the Group’s level of foreign currency transactions increases the currency risk will be managed by holding foreign currency deposits and seeking to hedge significant transactional exposures.

At December 31, 2015, if the GB Pound had weakened by 5% against the U.S. Dollar with all other variables held constant, post-tax loss for the year, in the primary functional currency used in the group, would have been approximately $0.3 million lower (2014: $0.2 million lower), as a net result of foreign exchange gains/losses on translation of U.S. Dollar-denominated cash and cash equivalents, foreign exchange gains/losses on translation of U.S. Dollar-denominated trade receivables, foreign exchange losses/gains on translation of U.S. Dollar-denominated trade payables and increased/decreased losses from the translation of the U.S. subsidiary’s post-tax loss.

At December 31, 2015, if the GB Pound had weakened by 5% against the Euro with all other variables held constant, post-tax loss for the year, in the primary functional currency used in the group, would have been approximately $0.1 million higher (2014: $0.1 million lower), as a net result of foreign exchange gains/losses on translation of Euro-denominated cash and cash equivalents, foreign exchange gains/losses on translation of Euro-denominated trade receivables, foreign exchange losses/gains on translation of Euro-denominated trade payables and increased/decreased losses from the translation of the German subsidiary’s post-tax loss.

Credit Risk
The Group is exposed to credit risk from two sources: its cash investments, and its customers. The Group minimizes the former risk by placing its cash deposits only with established financial institutions with a minimum credit rating of A- as defined by the three major credit rating agencies. It minimizes the latter risk by reviewing available information on the customer and closely monitoring the payment history and the age of the debts.

Interest Rate Risk of Financial Assets
The following cash was held in the following currencies at December 31, 2015:

	2015	2014
	$’000	$’000
Floating rate—USD	26,776	36,549
Floating rate—EUR	284	1,251
Floating rate—GBP	5,272	15,534
	32,332	53,334

The cash and bank balances earn interest at the prevailing short-term market interest rates. The majority of the cash holdings are with two institutions which have a minimum short-term credit rating of A-, as defined by the three major credit rating agencies.

Fair Values of Financial Assets and Financial Liabilities
The fair value of financial assets and liabilities is the same as the carrying value at the period end.

12  Equity

Shares issued in the current year by Lombard Medical, Inc.
On July 30, 2015, the Company completed the acquisition of 100% of the voting equity interest in Altura. Upon the closing of the acquisition, the Company issued an aggregate of 3,125,000 unregistered shares of common stock to certain former shareholders of Altura in exchange for the shares of Altura capital stock held by them immediately prior to the closing of the acquisition. In addition, the Company delivered an aggregate of 575,000 unregistered shares of common stock to Computershare Trust Company, N.A., in its capacity as escrow agent, which will be held for a period of twelve months and are subject to any adjustments to the liabilities assumed as part of the acquisition (see note 3).

Shares issued in the prior year by Lombard Medical, Inc.
On April 24, 2014, the Company’s Initial Public Offering of shares on the NASDAQ Global market was priced. The Company issued 5,000,000 ordinary shares of $0.01 each at a price of $11.00 to raise $55.0 million before offering expenses. Total expenses of the offering were $6.8 million, of which $5.3 million were directly attributable to the issue of the new shares and have been charged to the Share Premium account. The balance of $1.5 million was charged to the Income Statement in the period ended December 31, 2014.

To facilitate the NASDAQ IPO, Lombard Medical, Inc., a new Cayman Islands domiciled holding company, was created and the existing shares in Lombard Medical Technologies plc were exchanged for new shares in Lombard Medical, Inc. under a UK High Court approved Scheme of Arrangement.  Following the Scheme of Arrangement, the trading in shares of Lombard Medical Technologies plc on the London Stock Exchange’s AIM market was cancelled and Lombard Medical Technologies plc reregistered as a private company, Lombard Medical Technologies Limited. When the Scheme of Arrangement became effective, Lombard Medical Technologies plc’s 44,743,187 ordinary shares of 20 pence each became 11,185,965 ordinary shares of $0.01 each in Lombard Medical, Inc., as part of 4 for 1 share exchange. Following the issue of the 5,000,000 IPO shares, the total issued shares of Lombard Medical, Inc. were 16,185,965 shares of $0.01 each.

The group restructure was accounted for as a capital reorganization, under which the balances on share capital, share premium and other reserves relating to Lombard Medical Technologies plc were transferred to a capital reorganization reserve at the time of the restructure.

The comparatives for 2013 in the Consolidated Statements of Comprehensive Income, the Consolidated Statements of Changes in Equity, the Consolidated Cash Flow Statements and the Notes to the Financial Statements, have been presented as those of the previous parent company, Lombard Medical Technologies plc.

i) Share Capital

	2015		2014
	NUMBER OF SHARES	NOMINAL VALUE	NUMBER OF SHARES	NOMINAL VALUE
Ordinary shares of $0.01 each	19,885,965	198,860	16,185,965	161,860
	19,885,965	198,860	16,185,965	161,860

Each ordinary share has one vote in a show of hands, and in a poll each share has one vote. Each ordinary shares has the right to receive dividends. Each ordinary share has the right to share in a liquidation of the Company’s assets.

ii) Share Premium Account
This consists of the proceeds from the issue of shares in excess of their par value less associated issue costs.

iii) Capital Reorganization Reserve
The group restructure, which occurred in 2014, has been accounted for as a capital reorganization, under which the balances on share capital, share premium and other reserve relating to Lombard Medical Technologies plc have been transferred to a capital reorganization reserve at the time of the restructure. This reserve is not considered distributable for the purpose of dividends.

iv) Other Reserves
This arose on the conversion of convertible preference shares to ordinary shares.

v) Dividends
Dividends would be declared and paid in Sterling.

13  Geographic Revenue Information

The Company is engaged in a single business activity of cardiovascular devices and the Company does not have multiple operating segments. The Company’s cardiovascular devices business consists of the development and commercialization of these products. The Executive Management team is the Company’s chief operating decision-making body, as defined by IFRS 8, and all significant operating decisions are taken by the Executive Management team. In assessing performance, the Executive Management team reviews financial information on an integrated basis for the Company as a whole, substantially in the form of, and on the same basis as, the Company’s IFRS financial statements.

The table below sets forth the Company’s revenue results by geographic location for the periods stated below:
	2015	2014	2013
	$’000	$’000	$’000
Aorfix Commercial Revenue
United States direct market	4,616	3,248	508
Western Europe direct markets	2,673	3,431	3,013
Japan distributor market	5,035	3,550	—
International distributor markets excluding Japan	2,790	3,038	3,417
Total Aorfix commercial revenue	15,114	13,267	6,131
Other commercial revenue	—	10	817
Total commercial revenue	15,114	13,277	6,948
Clinical trial revenue	—	—	12
Total Revenue	15,114	13,277	6,960

Revenue by destination:
United Kingdom	1,696	1,926	1,808
Germany	977	1,506	1,205
United States of America	4,616	3,258	530
Japan	5,035	3,551	—
Rest of World	2,790	3,037	3,417
Total	15,114	13,277	6,960

The table below sets forth non-current assets results by geographic location for the periods stated below:
	2015	2014
	$’000	$’000
United States	34,285	874
United Kingdom	6,873	7,815
Germany	2	5
Total	41,160	8,694

Non-current assets for this purpose consist of properly plant and equipment, intangible assets including goodwill, and other non-current receivables.
14  Operating Loss
	2015 $’000	2014 $’000	2013 $’000
Operating loss is stated after charging/(crediting):
Depreciation of property, plant and equipment (note 6)	1,173	773	430
Amortization of licenses and software (note 5)	625	398	143
Research and development expenditure	11,279	9,213	6,963
Foreign exchange loss	(174)	92	95
Operating lease rentals
—Motor vehicles	145	114	136
—Land and buildings	785	484	347
—Other assets	52	150	29
Share-based compensation expense/(credit)	2,779	2,541	1,176
Gain on disposal of OEM business (note 7)	—	—	(653)
Initial Public Offering expenses (note 11)	—	1,503	—

Total expenses of the 2014 Initial Public Offering were $6.8 million, of which $5.3 million were directly attributable to the issue of the new shares and have been charged to the Share Premium account (see note 12).  The balance of $1.5 million was charged to the Income Statement in the period ended December 31, 2014.
On December 20, 2013 the company sold the trade and assets of its OEM business, which resulted in a gain on disposal of $653,000. Deferred consideration totaled $990,000, which falls due in four equal annual instalments starting on the anniversary of the sale until December 20, 2017. The consideration has been discounted (see note 8).

15  Directors’ Compensation

	2015	2014	2013
	$’000	$’000	$’000
Fees	417	447	319
Salaries	394	577	729
Bonuses	120	231	263
Benefits	77	94	56
Pension costs	40	58	73
	1,048	1,407	1,440

16  Employee Information

The average number of employees by function in the years ended December 31, 2015, 2014, and 2013 was as follows:

	2015	2014	2013
Manufacture	93	65	36
Selling, marketing and distribution	59	65	34
Research and development	19	26	27
Administration	18	16	14
Total	189	172	111

Compensation-costs for the above employees were:

	2015	2014	2013
	$’000	$’000	$’000
Wages and salaries	21,686	19,416	11,128
Social security costs	1,699	1,707	1,091
Pension costs	672	588	338
Termination cost	50	631	313
Share-based compensation expense	2,779	2,541	1,176
	26,886	24,883	14,454

Compensation-costs for key management personnel were:

	2015	2014	2013
	$’000	$’000	$’000
Salaries and short-term benefits	2,106	1,810	1,279
Post-employment benefits	73	72	77
Compensation for loss of office	115	174	—
Share-based compensation expense	403	1,063	611
	2,697	3,119	1,967

Key Management during 2015 consists of the Chief Executive Officer, Chief Financial Officer, Chief Technology Officer, President, North America, Vice President, Global Clinical & Regulatory Affairs, Vice President, Global Innovation and Development.

Key Management during 2014 consists of the Chief Executive Officer, Chief Financial Officer, President, North America, Vice President, Global Clinical & Regulatory Affairs, Vice President, Global Innovation and Development.

Key Management during 2013 consists of the Chief Executive Officer, Chief Financial Officer, Chief Technology Officer and Chief Operating Officer.

17  Finance Costs

Finance costs consists of the following:
	2015	2014	2013
	$’000	$’000	$’000
Convertible loan notes – coupon interest	895	74	449
Amortization of debt discounts	116	—	—
Accretion of final payment	175	—	—
Decrease in FV of warrant liability	(326)	—	—
Other interest payable	—	9	—
	860	83	449

18  Taxation on Loss on Ordinary Activities

The tax credit consists of the following:
	2015	2014	2013
	$’000	$’000	$’000
UK research and development claim:
For the current year	1,674	1,150	938
For prior years	552	60	233
	2,226	1,210	1,171
Overseas taxation (charge)/credit	(11)	17	(56)
Total tax credit	2,215	1,227	1,115

The UK research and development claim relates to the utilization of UK tax losses from research and development expenditure.

The UK tax credit of $2.2 million (2014: $1.2 million; 2013: $1.1 million) is higher than the standard UK corporation rate of 20.0% (2014: 21.5%; 2013: 23.3%) applied to the loss for the year. The differences are explained below:

	2015	2014	2013
	$’000	$’000	$’000
Loss before tax for the period at 20.0% (2014: 21.5%; 2013: 23.3%)	(8,004)	(7,728)	(4,724)
Additional deduction for research and development expenditure	(1,437)	(1,473)	(1,185)
Amounts not deductible for tax purposes	365	686	530
R&D credit recoverable at a lower effective rate of 14.5% (2014: 11%; 2013: 11%)	878	1,150	944
Losses not recognized	6,524	6,215	3,497
Overseas taxation (credit) / charge	11	(17)	56
Adjustments in respect of prior years	(552)	(60)	(233)
	(2,215)	(1,227)	(1,115)

Taxation losses carried forward at the end of the year amounted to approximately $138.1 million (2014: $129.1 million) and the unrecognized deferred tax asset at 20% (2014: 20%) is approximately $27.6 million (2014: $25.8 million). No deferred tax asset has been recognized in respect of these losses as the Directors consider it is, as yet, uncertain whether the losses will be utilized. Tax losses would be utilized in future periods against trading profits. The unrecognized deferred tax asset in respect of other temporary differences is $1.5 million (2014: $0.8 million). During 2014 there was a change in the UK main corporation tax rate from 21% to 20% which was effective from April 1, 2015.

The following table represents deferred tax balances recognized on the balance sheet:
	As at December, 31 2015	As at December, 31 2014
	$’000	$’000
Deferred tax assets	—	—
Deferred tax liabilities	(674)	—
Net balances	(674)	—

During the year ended December 31, 2015, the Company recorded a deferred tax liability of $0.7 million as a result of the fair value of intangible assets acquired in the Altura exceeds the tax bases of such assets (see note 3).  The deferred tax liability will be released on the amortization and/or impairment of the intangibles acquired in the transaction. The following table represents movement of deferred tax balances:
	2015	2014
	$’000	$’000
Opening balance	—	—
Deferred tax liability arising from acquisition	(674)	—
Tax (charge)/credit	—	—
Closing balance	(674)	—

19  Loss per Share
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

	2015	2014	2013
	$’000	$’000	$’000
Loss for the financial year $’000	(37,804)	(34,752)	(19,204)
Weighted average number of shares (‘000)	17,757	14,556	8,972
Basic and diluted loss per share	(2.13)	(2.39)	(2.14)

The weighted average number of shares figure for 2015 reflects the issuance of 3,700,000 shares as a part of the acquisition of Altura (see note 3). The weighted average number of shares figure for 2014 reflects the 2014 share for share exchange of one new ordinary share of $0.01 each of Lombard Medical, Inc. for every four existing ordinary shares of 20 pence each of Lombard Medical Technologies plc. The 2013 comparative has been recast retrospectively for the effect of the 2014 share for share exchange, to allow comparability.

20  Share Options

Options
The Company’s Directors, officers, employees and certain former employees and former Directors hold options under the Lombard Medical, Inc. Global Share Option Plan 2014 and Lombard Medical, Inc. Share Option Plan 2014, together known as the “LM Option Plans”, to subscribe for ordinary shares in the Company as shown below:

	2015			2014			2013
	WEIGHTED AVERAGE EXERCISE PRICE (PENCE/$)		SHARES UNDER OPTION	WEIGHTED AVERAGE EXERCISE PRICE (PENCE/$)		SHARES UNDER OPTION	WEIGHTED AVERAGE EXERCISE PRICE (PENCE/$)		SHARES UNDER OPTION
At beginning of year			2,403,022	170	p	5,895,706	160	p	2,334,830
Options granted (20p ordinary shares)	—		—	—		—	176	p	4,037,141
Options lapsed (20p ordinary shares)	609	p	(249,310)	366	p	(208,518)	172	p	(476,265)
Options consolidated (20p ordinary shares)	—		—	—		(4,315,337)	—		—
Options granted ($0.01 ordinary shares)	$1.66		1,130,579	$9.60		1,031,171	—		—
Options lapsed ($0.01 ordinary shares)	$8.28		(262,019)	—		—	—		—
At end of year			3,022,272			2,403,022	170	p	5,895,706

At end of year GBP denominated	279	p	1,122,541	674	p	1,371,851
At end of year USD denominated	$2.58		1,899,731	$9.60		1,031,171

The outstanding options at December 31, 2015 were granted as follows:
DATE OF GRANT	EXERCISE PRICE (PENCE/$)		EXERCISE PERIOD	2015 NUMBERS	2014 NUMBERS	2013 NUMBERS
2009
January 28	250	p	2012–2019	6,506	6,629	137,510

2010
February 5	250	p	2012–2020	25,903	33,559	183,510
June 21	250	p	2012–2020	13,591	13,591	54,367
September 22	250	p	2012–2020	—	—	—

2011
August 26	250	p	2012–2021	215,305	215,305	898,921
September 8	250	p	2012–2021	77,484	96,176	428,971
October 3	250	p	2012–2021	—	6,300	25,202

2012
April 5	580	p	2012–2022	36,403	50,404	201,618

2013
June 13	250	p	2013-2023	651,771	742.952	3,137,860
September 25	250	p	2013-2023	83,893	195,750	783,004
November 6	250	p	2013-2023	11,185	11,185	44,743

2014
April 23	$3.90		2014-2024	502,879	675,086	—
May 1	$11.00		2014-2024	40,464	40,464	—
September 12	$3.90		2014-2024	23,604	56,650	—
December 8	$3.90		2014-2024	210,415	258,971	—

2015
February 17	$3.90		2015-2025	56,529	—	—
August 18	$3.90		2015-2025	49,840	—	—
December 31	$1.30		2016 -2026	1,106,000	—	—

WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE				8.4 years	8.6 years	8.8 years

Following the NASDAQ IPO, options held under the Lombard Medical Technologies PLC Share Option Plan (2005), were exchanged in a 4 for 1 exchange for options in Lombard Medical, Inc. The exercise price of these options remains in pence. The name of this plan is Lombard Medical, Inc. Share Option Plan 2014.

All options issued post NASDAQ IPO are under the Lombard Medical, Inc. Global Share Option Plan 2014 with an exercise price in US$.

During the prior year, the vesting conditions of all share options was moved from a performance based criteria to a time based criteria, reflecting the normal practices of companies on NASDAQ. Options vest over a period of 3 years from grant, with one third vesting at 12 months and two thirds vesting in 24 equal tranches over the remaining 2 years.

At December 31, 2015 1,006,812 (2014: 762,139; 2013: none) of the pence-denominated outstanding options were exercisable at a weighted average exercise price of 282 pence (2014: 674 pence; 2013: nil pence). At December 31, 334,102 (2014:$nil, 2013: $nil) of the dollar-denominated outstanding options were exercisable at a weighted-average exercise price of $4.31 (2014:$nil, 2013: $nil).

The Board has discretion to amend the performance conditions if events occur which cause the Board to consider that any of the terms of the Exercise Condition have become unfair or impractical, provided such discretion is exercised fairly and reasonably and provided that any terms which are so amended or relaxed are not more difficult to satisfy than the existing terms. In August 2015, in an effort to (i) counteract the loss of share value, which caused all outstanding options to have exercise prices in excess of the fair market value of Company common shares and (ii) incentivize management to continue to strive to increase Company value for the benefit of stockholders, the Board of Directors approved a repricing of option awards held by employees and directors. Under the terms of this repricing, the Company repriced certain employee and director stock options having an exercise price of $3.90 or above to an exercise price of $3.90, which represented the closing share price on the day of the repricing. Other than the exercise price, all other terms of the repriced options, such as vesting and contractual life, remained the same. As a result of this repricing, the Company repriced 1,083,377 vested options and 1,989,505 unvested options at a new exercise price of $3.90 per share.

The excess of the aggregate grant date fair value of the repriced vested options over the fair value of the original stock options of $1.1 million was recognized into operating expenses immediately. The excess of the aggregate grant date fair value of the repriced unvested options over the fair value of the original stock options of $0.7 million will be amortized over the remaining vesting period.

The fair value of the options was determined using the Black-Scholes pricing model in 2015, 2014, and 2013. The share-based compensation expense for the year is $2.8 million (2014: $2.5 million; 2013: $1.2 million).

The main assumptions used in the fair value calculations for the 2005 Plan are noted in the tables below:
	YEAR OF GRANT
	2015	2014	2013
	$’000	$’000	$’000
Weighted average share price of grants during the year	$1.66	$9.60	176p
Expected volatility	50-68%	11-23%	19-27%
Option life	10 years	10 years	10 years
Expected dividends	None	None	None
Risk-free interest rate	1.6-1.8%	1.6-1.8%	0.41-1.1%
Estimated life of option	5 years	0 to 3 years	1.4 to 3.8 years
Weighted average fair value of grants during the year	$0.91	$2.12	32p

Expected volatility has been calculated by reference to the Company’s historic share price and industry norms. For options granted prior to the NASDAQ IPO in April 2014, volatility was calculated based on the Company’s historic share price on the AIM exchange.  The Company’s shares were thinly traded on the AIM exchange, thus skewing comparisons between historic volatility to volatility subsequent to the NASDAQ IPO. The risk-free interest rate for options granted post NASDAQ IPO is calculated by reference to US treasury yields and for options granted pre NASDAQ IPO by reference to UK government bonds. Expectation of the cancellation of options has been considered in determining the fair value expense charge in the statement of comprehensive income.

21  Related Party Disclosures

Fundraising
Timothy Haines is a Partner at Abingworth LLP, a life science and healthcare investment firm which manages investment funds which together held 17.8% of the Company’s shares immediately before the NASDAQ Initial Public Offering. On April 25, 2014, the Abingworth funds subscribed for 727,272 ordinary shares of $0.01 pence each, as part of the Initial Public Offering. The shares were priced at $11.00 each, being the Initial Public Offering price. The Abingworth funds held 16.8% of the Company’s shares following the Initial Public Offering. Abingworth holds 3,473,452 shares, which equates to 17.4% of the Company’s shares, at December 31, 2015.

David Milne is a Managing Partner at SV Life Sciences, a life sciences and healthcare investment firm which manages investment funds, which together received 1,077,499 of the Company’s shares pursuant to the acquisition of Altura. The shares were priced at $4.00 each, per the acquisition agreement. There are an additional 198,260 which are currently being held in escrow, which they may be entitled to. SV Life Sciences holds 1,077,499 shares, which equates to 5.4% of the Company’s shares, at December 31, 2015.

Invesco Asset Management Limited is a shareholder of the Company and held 39.0% of the Company’s shares immediately before the NASDAQ Initial Public Offering. On April 25, 2014, Invesco subscribed for 1,951,818 ordinary shares of $0.01 pence each, as part of the Initial Public Offering. The shares were priced at $11.00 each, being the Initial Public Offering price. Invesco Asset Management Limited held 39.0% of the Company’s shares following the Initial Public Offering and on December 31, 2014. Invesco Asset Management Limited held 6,317,851 shares, which equates to 31.8% of the Company’s shares, at December 31, 2015

Since the NASDAQ Initial Public Offering, directors have purchased shares of the Company in open market transactions as follows: Raymond W. Cohen has purchased a total of 13,225 shares at an average price of $4.92, Simon Hubbert has purchased a total of 9,515 shares at an average price of $5.89, Simon Neathercoat has purchased a total of 9,339 shares at an average price of $7.03, Craig Rennie has purchased a total of 150,000 shares at an average price of $6.52 and John B. Rush has purchased a total of 7,107 shares at an average price of $7.34.

22  Financial Commitments and Contingent Liabilities

At December 31, 2015, the Group was committed to make the following aggregate minimum payments in respect of non-cancellable operating leases:

	2015		2014		2013
	LAND AND BUILDINGS	OTHER	LAND AND BUILDINGS	OTHER	LAND AND BUILDINGS	OTHER
	$’000	$’000	$’000	$’000	$’000	$’000
No later than one year	697	118	298	121	420	165
1-5 years	1,923	46	195	155	451	61
	2,620	164	493	276	871	226

On February 9, 2015, Lombard Medical Technologies, Inc. executed a lease for its new global headquarters in Irvine, California. The lease for this facility terminates in April, 2021. The total commitment under this lease is $1.8 million.

23  Capital Commitments

At December 31, 2015, the Group had capital commitments of $nil (2014: $nil; 2013: $0.08 million).

24  Post Balance Sheet Events

None noted
23