Form 20-F
period 2016-12-31
Lombard Medical, Inc.
filed 2017-05-01
CIK 1597426

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-36402

LOMBARD MEDICAL, INC.
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

4 Trident Park

Didcot

Oxfordshire OX11 7HJ

United Kingdom

(Address of principal executive offices)

Kurt Lemvigh, Chief Executive Officer
Lombard Medical, Inc.
4 Trident Park

Didcot

Oxfordshire OX11 7HJ

United Kingdom

Telephone No +44 (0) 1235 750800

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

          Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 27,950,785 ordinary shares, par value $0.01 per share.

          Indicate by check mark if the registrant is a well-known seasoned issuer’s, as defined in Rule 405 of the Securities Act. Yes ☐    No ☒

          If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

          Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒    No ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of ‘‘large accelerated filer,’’‘‘accelerated filer,’’and ‘‘emerging growth company’’in Rule 12b–2 of the Exchange Act.:

Large accelerated filer ☐	Non-accelerated filer ☐
Accelerated filer ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards†provided pursuant to Section 13(a) of the Exchange Act. :

†The term ‘‘new or revised financial accounting standard’’refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

 Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

          If “Other”has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18 ☐

          If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐   No ☒

 TABLE OF CONTENTS

Description		Page Nos.
GENERAL INFORMATION		5
PRESENTATION OF FINANCIAL AND OTHER DATA		5
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS		5
PART I		7
Item 1	Identity of Directors, Senior Management and Advisers	7
Item 2	Offer Statistics and Expected Timetable	7
Item 3	Key Information	7
	A. Selected Consolidated Financial Data	7
	B. Capitalization and Indebtedness	7
	C. Reasons for the offer and use of proceeds	7
	D. Risk Factors	8
Item 4	Information On The Company	26
	A. History and Development of the Company	26
	B. Business Overview	28
	C. Organizational Structure	45
	D. Property Plant and Equipment	46
Item 4A.	Unresolved Staff Comments	46
Item 5	Operating and Financial Review and Prospects	46
	A. Results of Operations	49
	B. Liquidity & Capital Resources	52
	C. Research and development, patents and licenses, etc.	54
	D. Trend information	54
	E. Off Balance Sheet Arrangements	54
	F. Contractual Obligations and Commitments	54
	G. Safe Harbor	55
Item 6	Directors, Senior Management and Employees	55
	A. Directors and Senior Management	55
	B. Compensation	57
	C. Board Practices	58
	D. Employees	60
	E. Share Ownership	60
Item 7	Major Shareholders and Related Party Transactions	61
	A. Major Shareholders	61
	B. Related Party Transactions	63
	C. Interests of experts and counsel	65
Item 8	Financial Information	65
	A. Consolidated Statements and Other Financial Information	65
	B. Significant Changes	65
Item 9	The Offer and Listing	66
	A. Offer and Listing Details	66
	B. Plan of Distribution	67
	C. Markets	67
	D. Selling Shareholders	67
	E. Dilution	67
	F. Expenses of the Issue	67
Item 10	Additional Information	67
	A. Share Capital	67
	B. Memorandum and articles of association	67
	C. Material Contracts	67
	D. Exchange controls	68
	E. Taxation	68
	F. Dividends and paying agents	71
	G. Statement by experts	71
	H. Documents on Display	72
	I. Subsidiary information	72

GENERAL INFORMATION

In this annual report on Form 20-F (“Annual Report”), “Lombard Medical,” the “Group,” the “Company,” “we,” “us” and “our” refer to Lombard Medical, Inc. and its consolidated subsidiaries, except where the context otherwise requires.

PRESENTATION OF FINANCIAL AND OTHER DATA

The consolidated financial statement data as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 have been derived from our consolidated financial statements, as presented elsewhere in this Annual Report, which have been prepared in accordance with International Financial Reporting Standards, (“IFRS”), as issued by the International Accounting Standards Board, (“IASB”), and as adopted by the European Union and audited in accordance with the standards of the Public Company Accounting Oversight Board, (“PCAOB”), in the United States.

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

All references in this Annual Report on Form 20-F to “$” are to U.S. dollars, all references to “£” are to pounds sterling and all references to “€”are to Euros. Solely for the convenience of the reader, unless otherwise indicated, all pounds sterling amounts as at and for the year ended December 31, 2016 have been translated into U.S. dollars at the rate as of December 31, 2016, the last business day of our year ended December 31, 2016, of $1.23 to £1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

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

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements that involve risks and uncertainties. These statements relate to future events, or our future performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to differ materially from any future results, levels of activity, performance, or achievements expressed, or implied by these forward looking statements. Words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “will,” “may”, “predict,” “potential” or other words that convey judgments about future events or outcomes indicate such forward-looking statements. Forward-looking statements in this Annual Report on Form 20-F may include statements about:

■	continued market acceptance of our products;
■	our ability to continue as a going concern, achieve and maintain profitability;
■	our ability to effectively manage our cost reduction program;
■	our ability to raise additional funds for our operations;
■

Our ability to manage risks associated with our acquisition of Altura Medical, Inc. (“Altura”), including but not limited to the failure to realize anticipated revenue, and other potential benefits of the acquisition; costs, fees, expenses and charges associated with the integration which may negatively impact our financial condition and operating results; and business disruption, including adverse effects on business relationships with suppliers, customers and other business partners;

■	our ability to effectively compete with the products offered by our competitors;
■	our ability to maintain adequate liquidity to fund our operational needs and research and developments expenses
■	our ability to effectively manage our business and keep pace with our anticipated growth;
■	our ability to efficiently source components and raw materials for our manufacturing processes;

■	Our ability to maintain the quality of our products;
■	continued growth in the number of patients qualifying for treatment of Abdominal Aortic Aneurysms, (“AAAs”), through our products;
■	our ability to maintain strong relationships with physicians for research , development, marketing and sales of our products;
■	our ability to successfully commercialize our products in Europe and Asia;
■	our ability to effectively develop new or complementary technologies;
■	our ability to manufacture our products to meet demand;
■	our ability to retain and further develop our direct sales force in the United Kingdom;
■	the level and availability of third party payor coverage and reimbursement for our products;
■	the nature of and any changes to legislative, regulatory and other legal requirements that apply to us, our products, our suppliers and our competitors;
■	the timing of and our ability to obtain and maintain any required regulatory clearances and approvals;
■	our ability to protect our intellectual property rights and proprietary technologies;
■	our ability to operate our business without infringing the intellectual property rights and proprietary technology of third parties;
■	product liability claims and litigation expenses;
■	reputational damage to our products caused by misuse or off-label use or government or voluntary product recalls;
■	our ability to attract, retain, and motivate qualified personnel;
■	our ability to make future acquisitions and successfully integrate any such future-acquired businesses; and
■	general macroeconomic and world-wide business conditions.

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

Item 2   Offer Statistics and Expected Timetable

Not applicable.

Item 3   Key Information

A. Selected Consolidated Financial Data

The following selected consolidated financial data as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015, and 2014 have been derived from our consolidated financial statements included elsewhere in this Annual Report on Form 20-F. The selected income statement and cash flow statement data for the fiscal years ended December 31, 2013 and 2012 and the selected balance sheet data as of December 31, 2014, 2013 and 2012 have been derived from our consolidated financial statements not included herein. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period. The information set forth below should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this Annual Report on Form 20-F and with our consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 20-F. We have not declared or paid any dividends in the periods presented. All our operations are continuing. As described elsewhere in this Annual Report on Form 20-F, subsequent to the effectiveness of the registration statement and the listing of our ordinary shares on the Nasdaq Global Market, holders of ordinary shares of Lombard Medical Technologies plc received one ordinary share of Lombard Medical, Inc. for every four shares previously held in Lombard Medical Technologies plc. Our loss per share numbers have been retrospectively adjusted to reflect the issuance of one ordinary share in Lombard Medical, Inc. for four ordinary shares in Lombard Medical Technologies plc as if it had occurred at January 1, 2013. Our loss per share numbers have been adjusted to give effect to the issuance and sale by us of 5,000,000 ordinary shares in the U.S. Initial Public Offering (“IPO”).  Shares issued in December 2016 have not been reflected below.

	AS OF AND FOR THE YEAR ENDED DECEMBER 31,
	2016	2015	2014	2013	2012
	($ in thousands, except per share data)
Statement of income data–continuing:
Revenue	12,169	15,114	13,277	6,960	6,175
Operating loss	(31,711)	(39,293)	(36,143)	(20,034)	(13,086)
Net loss	(31,035)	(37,804)	(34,752)	(19,204)	(13,162)

Basic and diluted loss per ordinary share	(1.54)	(2.13)	(2.39)	(2.14)	(2.61)
Weighted average number of ordinary shares - basic and diluted	20,172	17,757	14,556	8,972	5,041

Balance sheet data:
Cash and cash equivalents	20,797	32,332	53,334	40,866	4,450
Total assets	67,767	85,740	72,899	58,470	14,965
Total equity	13,973	43,115	64,833	49,333	6,729
Share capital	280	199	162	52,406	44,800

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

We may not succeed in commercializing our products for several reasons, including:

■	physicians and hospitals may continue relying on open surgical repair, or use the other approved EVAR devices available for patients;
■	our direct sales force may not be large enough, or effective enough to sufficiently train and educate physicians and hospitals about the benefits of our products;
■	coverage and reimbursement for our products may not be sufficient for customers to choose our device when in need of an EVAR device;
■	new technologies, or improved products by competitors; and
■	negative publicity about, or actual or perceived problems with our products could discourage physician and hospital adoption of our products.

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

We have incurred significant losses and negative cash flows from operations since inception. The Group incurred a net loss for the year ended December 31, 2016 of $31.0 million (2015: $37.8 million), and as of December 31, 2016 had an accumulated deficit of $257.8 million (2015: $227.9 million) and cash and cash equivalents of $20.8 million (2015: $32.3 million). Our prior losses, combined with expected future losses, have had and will continue to have, for the foreseeable future, an adverse effect on our stockholders’ equity and working capital. We have never achieved profitability, and do not anticipate being profitable in the near future. If our revenue grows more slowly than we anticipate, or if our operating expenses are higher than we expect, we may not be able to achieve profitability, our financial condition will suffer and our stock price could decline. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.

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

We are currently implementing a cost reduction program which may be unsuccessful in its execution, and, even if successful, may lead to undesirable outcomes.

We are currently implementing a cost reduction program that affects the structure and operation of our business and we have substantially reduced our operations in the United States. Such plan reflects assumptions and analyses based on our experience and perception of historical trends, current conditions and expected future developments as well as other factors that we consider appropriate under the circumstances. Whether our cost reduction program will prove successful depends on a number of factors, including but not limited to (i) our ability to substantially raise additional funding and to obtain adequate liquidity; (ii) our ability to maintain suppliers’, hospitals’, medical facilities’ and practitioners’ confidence; (iii) our ability to efficiently reduce our operational expenditures, while retaining key employees; and (iv) the overall success of our business. In addition, as long as these cost reduction measurements last, and for a substantial time afterwards, our employees may face considerable distraction and uncertainty and we may experience increased levels of employee attrition. The pursuit of additional funding and the application of the cost reduction program has occupied and will continue to occupy a substantial portion of the time and attention of our management and will impact how our business is conducted.

We will be required to obtain additional funds in the future, and these funds may not be available on acceptable terms, or at all.

Based on forecasts revised in December 2016, we expect to use up our current cash resources between Q1 2018 and Q2 2018, we may require additional capital or incur indebtedness to continue to fund our future operations, which may come from one or a number of public or private sources.

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

We may not realize all of the anticipated benefits of the acquisition of Altura.

The success of the acquisition will depend, in part, on our ability to realize the anticipated growth opportunities and synergies from integrating Altura’s business into our existing business operations. Our ability to realize these benefits, and the timing of this realization, depend upon a number of factors and future events, many of which we cannot control. These factors and events include:

■

the results of future clinical trials of Altura’s products, consisting of any endovascular stent-graft that comprises or incorporates (i) a braided stent frame with a ribbed graft, (ii) a substantially “D”or semi-circular cross-section, or (iii) reverse or retrograde deployment capability, which we refer to as the Altura Endovascular Stent Graft;

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

Our competitors may develop and patent processes or products earlier than us, obtain regulatory clearance or approvals for competing products more rapidly than us, and develop more effective or less expensive products or technologies that render our technology or products obsolete or noncompetitive. We also compete with our competitors in recruiting and retaining qualified scientific, sales, and management personnel, establishing clinical trial sites and patient enrollment in clinical trials, as well as in acquiring technologies and technology licenses complementary to our products or advantageous to our business. If our competitors are more successful than us in these matters, our business may be harmed.

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

We manufacture all of our Aorfix and Altura products at our UK facility in Didcot. In 2015, we acquired Altura and transitioned the Altura manufacturing process to our UK facility which was completed in 2016. We purchase many of the components and raw materials used in manufacturing these products from numerous suppliers in various countries. Generally, we have been able to obtain adequate supplies of such raw materials and components. However, for reasons of quality assurance, cost effectiveness, or availability, we procure certain components and raw materials from single-source suppliers. Our use of these single-source suppliers of raw materials and components exposes us to several risks, including disruptions in supply, price increases, late deliveries and an inability to meet customer demand. Finding alternative sources for these raw materials and components could be difficult and in many cases could entail a significant amount of time, disruption and cost. We work closely with our suppliers to try to ensure continuity of supply while maintaining high quality and reliability. However, we cannot guarantee that these efforts will be successful. In addition, due to the stringent regulations and requirements of the FDA regarding the manufacture of our products, we may not be able to quickly establish additional or replacement sources for certain components or materials. A reduction or interruption in supply, and an inability to develop alternative sources for such supply, could adversely affect our ability to manufacture our products in a timely or cost-effective manner and to make our related product sales. In addition, as discussed below, we expect to require significantly more supply of the raw materials and components necessary to manufacture our products as we further expand sales.

Quality problems with our products could harm our reputation and erode our competitive position, sales, and market share.

Quality is extremely important to us and our customers due to the serious and costly consequences of product failure. Our quality certifications are critical to the marketing success of our products. If we fail to meet these standards, our reputation could be harmed, we could lose customers, we may have to conduct a public recall, our continued sales could be hindered, and our revenue and results of operations could decline. Aside from specific customer standards, our success depends generally on our ability to manufacture precision-engineered components, subassemblies, and finished devices from multiple materials. If our components fail to meet these standards or fail to adapt to evolving standards, our reputation will be harmed, our competitive position could be damaged, and we could lose customers and market share. Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

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

Our growth and success depends the growth of the EVAR market.

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

Aorfix has a broader label than any approved EVAR product in the United States and Japan, as well as a broader label than all but one approved EVAR product in the European Union. However, many of our competitors with EVAR products not approved for angles above 60 degrees in the United States and Japan and 75 degrees, and one product at 90 degrees, in the European Union, are well known by physicians and their products may be chosen by physicians over Aorfix despite the absence of regulatory approval for use in these high angle anatomies. Below angles of 60 degrees in the United States and Japan, and 75 degrees in the European Union, there are several approved products in all jurisdictions where we compete and many are supported by competitors who have greater resources than we do. If we are unable to educate physicians with regard to the use of Aorfix both in high angle neck anatomies as well as for less challenging anatomies, our business could be negatively impacted. The Altura Endovascular Stent Graft is currently CE marked, but is not yet approved for use in the United States. However, once the product obtains this approval, physicians will need to be educated in order for the product to be competitive in the marketplace. We completed FDA submission for IntelliFlex LP Delivery System for its Aorfix product line in December 2015 and are seeking clearance to market the device in 2018. We are received regulatory clearance to market the device in the EU and Japan in 2017 as well. Once the product obtains this approval, physicians will need to be educated in order for the product to be competitive in the marketplace.

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

If we fail to further develop and maintain our direct sales forces in the United Kingdom and Germany, our business could suffer.

We have direct sales forces for our products in the United Kingdom and Germany, two of our four largest markets. We utilize a network of third-party distributors for other jurisdictions. As we continue to sell our products in our direct markets and increase our marketing efforts in Europe, we will need to maintain our current sales representatives and also likely increase the size of our sales force in Europe, primarily. There is significant competition for sales personnel experienced in relevant medical device sales. If we are unable to attract, motivate, develop, and retain qualified sales personnel and thereby grow our sales forces in Germany and the United Kingdom, we may not be able to maintain or increase our revenues.

Our third-party distributors may not effectively distribute our approved products.

We depend in part on medical device distributors and strategic relationships for the marketing and selling of our approved products as well as the training of physicians in the proper use of our approved products in the European Union, outside of the United Kingdom and Germany, in Asia and in Latin America. For example, since we have obtained regulatory approval for Aorfix in Japan, we depend on Medico’s Hirata to distribute Aorfix in Japan and to train physicians in Japan in how to properly use Aorfix. On April 3, 2017, we entered into distribution agreements with MicroPort Scientific Corporation with respect to exclusively marketing our products in China and Brazil. If MicroPort is unable to successfully maximize sales of our products in these geographies, our operating results and business may suffer. We depend on these distributors’ efforts to market our approved products and train physicians, yet we are unable to control their efforts completely. In addition, we are unable to ensure that our distributors comply with all applicable laws regarding the sale of our approved products. If our distributors fail to effectively market and sell our approved products, and to train physicians in full compliance with applicable laws, our operating results and business may suffer.

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

On April 3, 2017, we entered into component manufacturing agreement with MicroPort Scientific Corporation for certain components for the Aorfix and Altura products. Additionally, we also entered into a technology licensing and manufacturing agreement agreements with MicroPort to exclusively manufacture our products for the China market. Pursuant to these agreements, MicroPort has a license to use our intellectual property and technical knowledge. If MicroPort fails to adequately safeguard our intellectual property, we may need to engage in expensive and prolonged litigation to assert or defend any of our intellectual property rights or to determine the scope and validity of rights claimed by other parties

If our products or processes infringe upon the intellectual property of third parties, the sale of our products may be challenged and we may have to defend costly and time-consuming infringement claims.

The market for medical devices is subject to frequent litigation regarding patent and other intellectual property rights. We face the risk of claims that we have infringed third parties’ intellectual property rights. Any claim of intellectual property infringement, even those without merit, could be expensive and time consuming to defend and with no certainty as to the outcome, litigation could be too expensive for us to pursue. Our failure to prevail in such litigation, or our failure to pursue litigation could result in the loss of our rights that could substantially harm our business. Our competitors, many of which have substantially greater resources and have made substantial investments in competing technologies, may have applied for or obtained, or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make and sell our products. We have not conducted an independent review of patents issued to third parties. The large number of patents, the rapid rate of new patent issuances, the complexities of the technology involved and uncertainty of litigation increase the risk of business assets and management’s attention being diverted to patent litigation. In addition, because of our developmental stage, claims that our products infringe on the patent rights of others are more likely to be asserted after commencement of commercial sales of new products incorporating our technology.

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

We believe that our continued success depends to a significant extent upon the efforts and abilities of our executive officers,

particularly Kurt Lemvigh, our Chief Executive Officer, William J. Kullback, our Chief Financial Officer, and

Peter Phillips, our Chief Technology Officer. Kurt Lemvigh, our Chief Executive Officer assumed his position as of April 20, 2017 and is new to Lombard Medical. Should any members of senior management, including our new Chief Executive Officer, fail to perform as expected, or should they or other new key managerial appointees fail to acquire the requisite knowledge and skills in a timely manner, or should they decide to leave the Company on their own initiative, our operations may be disrupted and this might materially adversely affect the results of our operations. The reduction in personnel the Company underwent in the past year, and may carry out in the future, may result in our not having adequate personnel resources to maximize our operations. Such reduction in force may also have adverse effects on the morale of our employees, which may induce employees to leave the Company. The loss of any of the foregoing individuals would harm our business. Our ability to retain our executive officers and other key employees, and our success in attracting and hiring additional skilled employees, will be critical to our future success.

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

We are increasingly dependent on sophisticated information technology for our products and infrastructure. Our information systems require an ongoing commitment of significant resources to maintain, protect, and enhance existing systems and develop new systems to keep pace with continuing changes in information processing technology, evolving systems and regulatory standards, the increasing need to protect patient and customer information, and changing customer patterns. In addition, third parties may attempt to illegally access our products or systems and may obtain data relating to patients with our products or our proprietary information. If we fail to maintain or protect our information systems and data integrity effectively, we could lose existing customers, have difficulty attracting new customers, have problems in determining product cost estimates and establishing appropriate pricing, have difficulty preventing, detecting, and controlling fraud, have disputes with customers, physicians, and other healthcare professionals, have regulatory sanctions or penalties imposed, have increases in operating expenses, incur expenses or lose revenues as a result of a data privacy breach, or suffer other adverse consequences. There can be no assurance that our process of consolidating the number of systems we operate, upgrading and expanding our information systems capabilities, protecting and enhancing our systems and developing new systems to keep pace with continuing changes in information processing technology will be successful or that additional systems issues will not arise in the future. Any significant breakdown, intrusion, interruption, corruption, or destruction of these systems, as well as any data breaches, could have a material adverse effect on our business.

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

■

the federal “Stark Law,”which prohibits a physician from referring Medicare, or Medicaid patients to an entity providing “designated health services,”in which the physician has an ownership or investment interest or with which the physician has entered into a financial arrangement;

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

■

federal “sunshine”requirements imposed by the Affordable Care Act, (“ACA”), on device and pharmaceutical manufacturers regarding any payment or “transfer of value”made or distributed to physicians and teaching hospitals. Failure to submit required information may result in civil monetary penalties of up to an aggregate of $150,000 per year (or up to an aggregate of $1 million per year for “knowing failures”, for all payments, transfers of value or ownership or investment interests) that are not timely, accurately, and completely reported in an annual submission. Manufacturers were required to begin collecting data on August 1, 2013 and were required to submit reports to the CMS by March 31, 2014 (and the 90th day of each subsequent calendar year); and

■

state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers, state transparency requirements and state laws governing the privacy and security of certain health information, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

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

Other elements of the ACA, including (1) a new Patient-Centered Outcomes Research Institute to oversee, identify research priorities and conduct comparative clinical effectiveness research, (2) an independent payment advisory board that will submit recommendations to Congress to reduce Medicare spending if projected Medicare spending exceeds a specified growth rate, (3) payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models and other provisions may significantly affect the payment for, and the availability of, healthcare services and result in fundamental changes to federal health care reimbursement programs, any of which may materially affect numerous aspects of our business.

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

On October 22, 2013, the European Parliament approved a package of reforms to the European Commission’s proposals. Under the revised proposals, only designated “special notified bodies” would be entitled to conduct conformity assessments of high-risk devices. These special notified bodies will need to notify the European Commission when they receive an application for a conformity assessment for a new high-risk device. The Commission will then forward the notification and the accompanying documents on the device to the Medical Devices Coordination Group (“MDCG”) for an opinion. These new procedures may result in the reassessment of our existing medical devices, or a longer or more burdensome assessment of our new products.

On April 5, 2017, the European Parliament adopted the Medical Device Regulations and In Vitro Diagnostics Regulations, both of which are expected to be formally published in the Official Journal of the European Union in May 2017. Once published, the Medical Device Regulations will enter into force in three years and the In Vitro Diagnostic Regulations will enter into force in five years.

Our future success depends on our ability to develop, receive regulatory clearance or approval for, and introduce new products or product enhancements that will be accepted by the market in a timely manner.

It is important to our business that we continue to build a more complete product offering for treatment of AAA and other aortic disorders. As such, our success will depend in part on our ability to develop and introduce new products. Before we can market or sell a new regulated product or a significant modification to an existing product in the United States, we must obtain either clearance from the FDA under Section 510(k) of the FDCA or approval of a PMA application from the FDA, unless an exemption from pre-market review applies. In the 510(k) clearance process, the FDA must determine that a proposed device is “substantially equivalent” to a device legally on the market, known as a “predicate” device, with respect to intended use, technology and safety and effectiveness, in order to clear the proposed device for marketing. Clinical data is sometimes required to support substantial equivalence. The PMA pathway requires an applicant to demonstrate the safety and effectiveness of the device based, in part, on extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labelling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices. Products that are approved through a PMA application generally need FDA approval before they can be modified. Both the 510(k) and PMA processes can be expensive and lengthy and require the payment of significant fees, unless an exemption applies. The process of obtaining a PMA is much costlier and uncertain than the 510(k) clearance process and generally takes from one to three years, or longer, from the time the application is submitted to the FDA until an approval is obtained. In the United States, our currently commercialized products have received PMA approval. The FDA can delay, limit or deny clearance or approval of a device for many reasons, including:

■	we may not be able to demonstrate to the FDA’s satisfaction that our products are safe and effective for their intended users;
■	the data from our preclinical studies and clinical trials may be insufficient to support clearance or approval, where required; and
■	the manufacturing process or facilities we use may not meet applicable requirements.

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

Even after we have obtained the proper regulatory clearance or approval to market a product, we have ongoing responsibilities under FDA regulations, Japan’s Ministry of Health, Labour and Welfare, the EEA Member State laws implementing the EU Medical Devices Directive, and other foreign laws and regulations. Our products remain subject to strict regulatory controls on manufacturing, marketing and use. We received FDA approval for Aorfix in February 2013 and continue to further develop our regulatory compliance program as we continue to prepare for our roll-out the product in the United States. We may be forced to modify or recall our product after release in response to regulatory action or unanticipated difficulties encountered in general use. Any such action could have a material effect on the reputation of our products and on our business and financial position.

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

The products we market currently or in the future must be approved by the FDA, Japan’s Ministry of Health, Labour and Welfare, or have been certified by EEA Notified Bodies with a specific indication for use on the approved product labelling. Our promotional materials and training methods must comply with FDA, Japan’s Ministry of Health, Labour and Welfare, EEA Member State legislation implementing the EU Medical Devices Directive, and other applicable laws and regulations, including in many cases the prohibition of the promotion of a medical device for a use that has not been cleared or approved by the FDA in the United States, the Ministry of Health, Labour and Welfare in Japan, or is not CE marked in the EU. We cannot, however, prevent a physician from using our products outside of those approved indications, as the FDA and EU and EEA Member State legislation do not generally restrict or regulate a physician’s choice of treatment within the practice of medicine. Although we train our sales force to not promote our products for off-label uses, if the FDA or Japan’s Ministry of Health, Labour and Welfare or an EEA Competent Authority determines that our promotional materials or training constitutes promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, which could have an adverse impact on our reputation and financial results. We could also be subject to investigations or prosecutions by United States Attorneys or state attorneys general, or similar foreign authorities, which could lead to substantial fines or other penalties. The imposition of these sanctions could also affect our reputation and position within the industry. Furthermore, the use of our products for indications other than those approved by the FDA in the United States, the Ministry of Health, Labour and Welfare in Japan or covered by the CE mark in the EEA, may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients or could potentially lead to patient injury.

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

If we fail to maintain Nasdaq’s continued listing requirement of a minimum bid price of at least $1.00 per share for a period of 30 consecutive business days, our shares may be delisted from the Nasdaq Global Market.

Our ordinary shares are listed on the Nasdaq Global Market under the symbol “EVAR.”  To continue to be listed on Nasdaq, we need to satisfy a number of requirements, including a minimum bid price for our ordinary shares of $1.00 per share for a period of 30 consecutive business days.   If we fail to comply with such requirement, we would have a period of 180 calendar days to achieve compliance by meeting the applicable standard for a minimum of ten consecutive business days.  If we are not deemed in compliance before the expiration of the 180-day compliance period, Nasdaq may afford us an additional 180-day compliance period, provided that on the 180th day of the first compliance period we have demonstrated that we meet all applicable standards for initial listing on the Nasdaq Global Market (except the bid price requirement) based on our most recent public filings and market information.

On November 9, 2016, we received a Nasdaq Staff Deficiency Letter indicating that the Company is not in compliance with the minimum bid price requirement for continued listing. According to the letter from Nasdaq, the Company had a grace period of 180 calendar days, starting November 9, 2016, to regain compliance with the minimum bid price requirement.

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

As at the date of this Annual Report, we believe that our directors and executive officers and shareholders holding more than 5% of our capital stock and their affiliates will beneficially own, in the aggregate, approximately 63.9% of our outstanding ordinary shares. Two of the shareholders holding more than 5% of our capital stock are affiliated with two of our directors. As a result, it is likely that certain of our largest shareholders, either individually or if acting in concert, would be able to exercise influence over most if not all matters requiring shareholders’ approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.

Additional equity issuances will dilute your holdings, and sales by certain of our large shareholders, directors, executive officers or a large number of other shareholders could adversely affect the market price of our ordinary shares.

As at the date of this Annual Report, we have 27,950,785 ordinary shares outstanding. With the exception of 575,000 ordinary shares held in escrow as a result of the Altura acquisition, all ordinary shares are freely transferable without restriction or additional registration under the Securities Act.

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

As a foreign private issuer, the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Securities Exchange Act of 1934, as amended, or the Exchange Act. Although we report certain material events, we are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence and our quarterly or current reports may contain less or different information than required under U.S. filings. In addition, we are exempt from the Section 14 proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Our exemption from Section 16 rules regarding sales of ordinary shares by directors and officers means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. As a result, you may not have all the data that you are accustomed to having when making investment decisions. Also, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder with respect to their purchases and sales of our ordinary shares. The periodic disclosure required of foreign private issuers is more limited than that required of domestic U.S. issuers and there may therefore be less publicly available information about us than is regularly published by or about U.S. public companies.

As a foreign private issuer, we will be exempt from complying with certain corporate governance requirements of the Nasdaq Global Market applicable to a U.S. issuer, including the requirement that a majority of our board of directors consist of independent directors. For example, we follow Cayman Islands law with respect to the requirements for meetings of our shareholders, which are different from the requirements of Nasdaq Rule 5620. Among other things, Nasdaq Rule 5620 requires a company to hold an annual meeting of shareholders no later than one year after the end of a company’s fiscal year-end. Our amended and restated memorandum and articles of association require that we hold an annual general meeting of shareholders. We are not obliged to do so under the laws of the Cayman Islands. Additionally, the minimum quorum requirement under Nasdaq Rule 5620 is 33 1/3% of the outstanding ordinary shares. However, pursuant to the laws of the Cayman Islands and our amended and restated memorandum and articles of association, the quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy at a meeting and entitled to vote on the business to be dealt with, who represent not less than one-third of the total par value of our issued and outstanding voting shares. As a further example, under Cayman Islands law, there is no statutory requirement for equity compensation plans to be approved by way of shareholder resolution, which is different than the requirements of Nasdaq Rule 5635(c). As such, while we may choose to seek shareholder approval for any equity compensation plans, we do not intend to adopt any requirements for shareholder approval of such plans in our amended and restated memorandum and articles of association. As the corporate governance standards applicable to us are different than those applicable to domestic U.S. issuers, you may not have the same protections afforded under U.S. law and the Nasdaq rules as shareholders of companies that do not have such exemptions.  See “Item 16G. Corporate Governance” for the rules of the Nasdaq Global Market that we rely on these exemptions for.

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

Based on our operations, composition of assets and market capitalization in 2016, we believe that we were not a passive foreign investment company, (“PFIC”), for U.S. federal income tax purposes in 2016. In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least (i) 75% of its gross income is classified as “passive income” or (ii) 50% of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For these purposes, cash is considered a passive asset. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it holds 25% or more (by value) of the stock. The determination of whether we are a PFIC is made annually, after the close of the relevant taxable year. Therefore, it is possible that we could be classified as a PFIC for the current taxable year or in future years due to changes in the composition of our assets or income, as well as changes to our market capitalization. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, and may fluctuate considerably given that market prices of medical technology companies have been especially volatile. If we were to be treated as a PFIC for any taxable year during which a U.S. Holder held our ordinary shares, however, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. For example, if we were classified as a PFIC, U.S. Holders would not be eligible to make an election to treat us as a qualified electing fund, (“QEF”) election, because we do not anticipate providing U.S. Holders with the information required to permit a QEF election to be made. Such a QEF election, if available, could mitigate adverse consequences should we be classified as a PFIC.

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

Our corporate affairs will be governed by our amended and restated memorandum and articles of association, the Companies Law (2013 Revision) (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not technically binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and certain states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. As a result, there may be significantly less protection for investors than is available to investors in companies organized in the United States, particularly Delaware. In addition, Cayman Islands companies may not have standing to initiate a shareholder’s derivative action in a Federal court of the United States. The Cayman Islands courts are also unlikely:

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

Like many jurisdictions in the United States, Cayman Islands law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies and any such company may be the surviving entity for the purposes of mergers or the consolidated company for the purposes of consolidations. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must, in most instances, then be authorized by a special resolution of the shareholders of each constituent company and such other authorization, if any, as may be specified in such constituent company’s articles of association. A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company of which at least 90% of the votes cast at its general meeting are held by the parent company. The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands. The plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

In addition, there are further statutory provisions to the effect that, when a takeover offer is made and approved by holders of 90.0% in value of the shares affected (within four months after the making of the offer), the offeror may, within two months following the expiry of such period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of shareholders.

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

In connection with the Acquisition, we modified our $26 million secured term loan facility with Oxford Finance LLC to accelerate the draw of approximately $5.5 million from our optional $10 million near-term revenue milestone in order to finance the acquisition of Altura. The proceeds of the debt drawdown were used to refinance existing indebtedness of Altura. In October 2015, we achieved the revenue milestone for the optional $10 million second tranche of the loan facility with Oxford Finance LLC. As such, we drew the remaining $4.5 million from this tranche on October 8, 2015. As of December 31, 2016 we had received $21.0 million loan funding as part of the $26 million secured loan facility with Oxford Finance LLC. The final $5 million will only become available to us when and if additional revenue targets of $25.0 million trailing revenues.

On December 18, 2016, we entered into an investment agreement with MicroPort NeuroTech Corp. (“MP NeuroTech”) and MicroPort NeuroTech CHINA Corp. Limited (“MP NeuroTech China” and together with MP NeuroTech, “MicroPort”) to purchase $5 million in shares. In accordance with the terms of the investment agreement on April 3, 2017, we entered into definitive agreements for the strategic partnership whereby we have granted MicroPort a technology license to manufacture our products for the China market and exclusive marketing rights for our products in China and Brazil.

Based on forecasts revised in December 2016, we expect to use up our current cash resources between Q1 2018 and Q2 2018, depending on the effectiveness of the cost savings programs being implemented by management. We therefore need to raise additional capital or incur indebtedness to continue to fund our future operations, which may come from one or a number of public or private sources.

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

Our head office is located at 4 Trident Park, Didcot, Oxfordshire OX11 7HJ United Kingdom, and our phone number is +44 (0) 1235-50800. More comprehensive information about our products and company is available on our website at www.lombardmedical.com. Our website and the information contained on, or accessible through, our website are not part or otherwise incorporated into this Annual Report on Form 20-F.

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

According to Medtech Ventures, approximately 20% of all AAA patients have aneurysms with neck angulation greater than 60 degrees, which we refer to as high angle neck anatomy. There are no EVAR devices other than Aorfix approved by the FDA to treat AAAs with high angle neck anatomy. Our U.S. Pythagoras study data suggests that an additional approximately 10% of AAA patients with neck angulation less than 60 degrees have moderate or severe tortuosity, which is an abnormality of shape or path, in the iliac arteries, which branch off the aorta into the legs. Our data indicates that Aorfix can substantially reduce complication and reintervention rates in this AAA patient group. The marketing of Aorfix has initially focused on these two groups, the 20% of all AAA patients for which we have the only FDA-approved product, and the additional 10% of all AAA patients where we believe Aorfix will demonstrate superior performance to other FDA-approved EVAR devices

We also believe we may in the future successfully penetrate the broader AAA market with Aorfix. We believe on Aorfix show complication rates in patients whose aneurysms have neck angulation of 60 degrees or less, which we refer to as low angle neck anatomy, that are comparable to those of other FDA-approved EVAR devices in such patients. Clinicians in the United States may prefer to use only one device, to treat a broad range of AAA patients. Our new product, the Altura Endovascular Stent Graft will aim to target this market segment.

Unlike all other commercially approved stent-grafts in the United States, most of which use z-shaped, multi-linked stents to support the graft, Aorfix’s self-expanding stent is formed from a single, continuous wire made of nitinol, an alloy of nickel and titanium, attached to a proprietary woven polyester graft. This design makes Aorfix highly flexible, which we believe gives Aorfix an advantage over other FDA-approved EVAR devices, particularly in the treatment of the AAA patients with high angle neck anatomy and iliac tortuosity. We supply Aorfix pre-loaded into a delivery system, Aorflex, which is designed for accurate placement of Aorfix in the abdominal aorta. Once Aorfix is properly placed within the abdominal aorta, it provides a conduit for blood flow, thereby relieving pressure within the weakened or “aneurysmal” section of the vessel walls, which greatly reduces the potential for the AAA to rupture.

We formally launched Aorfix in November 2013 in the United States through our direct sales force. We announced on August 22, 2016, that we temporarily discontinued commercial operations in the US as a consequence of extensions to the testing of a new delivery device for Aorfix, “Intelliflex” that were required by FDA.  These extensions included collecting limited amounts of clinical data.

Outside of the United States, we market Aorfix in the United Kingdom and through a number of country-exclusive distribution agreements with partners in European Union countries, Latin America and Asia. We provide direct clinical support for cases in Germany and currently have no direct sales force in that territory.

We continue to make progress in the area of new product development and our next generation delivery system, which includes a reduced device profile and an integrated sheath to reduce vessel trauma has received regulatory approval in Europe in June 2016 and in Japan in January 2017 where we believe it has been well received by physicians.

We plan to market and sell the Altura Endovascular Stent Graft, an ultra-low profile (14f) AAA stent graft system indicated for standard anatomies which received CE Mark in 2015. We launched the product in Europe in January 2016 and in June 2016 announced the creation of the Altitude registry to gather substantive data on the commercial performance of the device.  In the U.S., the Altura Endovascular Stent Graft is not yet approved; however, we intend to file for an Investigational Device Exemption (“IDE”) from the U.S. FDA in late 2017 with the intent to begin recruitment for a U.S. clinical study later in 2018.

Like Aorfix, the Altura stent-graft is used to treat abdominal aortic aneurysms by the procedure known as EndoVascular Aneurysm Repair (EVAR).  Stent-grafts are a combination of a vascular graft, which is usually a tube made from woven polyester or from expanded PTFE, and a stent, which is usually a lightweight metallic structure formed into a cylinder. The Altura stent-graft supplies blood to both iliac arteries but instead of bifurcating, it is made from two separate components.  These two components lie side by side in the aorta and blood flows directly into each of the iliac arteries.  In order to fit with a blood-tight seal in the aorta, the aortic ends of the Altura stent-graft are ‘D’ shaped in cross section so that when the pair of components are arranged to lie with the flat parts of the ‘D’ cross section back to back, they form a circular cross section that fits and seals into the aorta.  This arrangement avoids performing the technically advanced maneuvers required to implant a ‘Y’ shaped device.  The objective of the Altura graft is to make most of the steps in EVAR procedures easier.  The stent-graft uses a braided stent, instead of Z, diamond or ring stents, and this structure allows the stent-graft to be stretched out longitudinally so that it becomes long and narrow.  This feature, when combined with the smaller size of the ‘D’ shaped stent, allows the Altura delivery system to be particularly narrow (14 French, <5mm).  A narrower delivery system makes percutaneous access easier to achieve and allows the stent-graft to be advanced through arteries that are diseased and therefore narrower than normal.

The braided stent design of Altura can be expanded or contracted at will by using the delivery system to compress or to stretch the stent-graft along its axis.  When expanded, the stent-graft can be made to be a tight fit in the artery so that it can seal and fix in place.  However, if the physician expands the graft but decides to adjust its position, the stent-grafts and be stretch out again to be long and narrow so that the stent-graft can be re-positioned.  This feature allows Altura to be placed very accurately next to branch vessels or specific lesions in the arteries whereas many other stent-grafts cannot be repositioned once deployed.  Axially compressing the braid of the Altura stent-graft can also be used to increase the radial strength of the graft in areas of challenging anatomy, such as narrowing (stenosis) or tortuosity.

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

Stent-grafts usually have aortic components and iliac components which plug into the aortic component.  These components are usually deployed from the delivery system by holding the stent-graft component in one position while the physician slides back the delivery catheter to allow the stent-graft component to be released without moving its position.  Universally, by pulling the delivery catheter back, the stent-graft is deployed first at the end furthest away from the physician and therefore deepest in the patient.  This arrangement is ideal for accurate placement at the renal arteries where the top of the stent-graft must be aligned accurately with the point in the aorta where the renal artery branches away.  In the iliac artery, however, the bottom end of the stent-graft must be aligned with the hypogastric artery and this end usually emerges last from the delivery system.  This can make it harder to align the graft accurately with the branch.  The Altura delivery system is unique among stent-grafts in having a catheter which deploys the iliac component in the reverse direction, allowing placement of the component first at the hypogastric artery, which makes it easier to position accurately.  The feature of being able to inject contrast liquid is also available in this delivery system, allowing the precise location of the hypogastric artery to be visualized at the time of deployment.

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

According to Medtech Ventures, approximately 4,500,000 people are living with AAAs in the developed world, at least 1,500,000 of which are in the United States, and each year approximately 500,000 new patients are diagnosed in the developed world, according to iData Research, Inc. According to iData Research, Inc., the overall patient mortality rate for ruptured AAAs is approximately 80%, making them among the leading causes of death in the United States

Aortic aneurysms can vary in the amount of bending, or angulation, with higher angulation generally being more difficult to treat. Aortic aneurysms with angulations greater than 60 degrees are often referred to as having high angle neck anatomy. Aortic aneurysm patients may also exhibit arterial tortuosity, which creates additional challenges in affixing a device to exclude the aneurysm. According to Medtech Ventures, approximately 20% of all AAA patients have high angle neck anatomy. Our U.S. Pythagoras study data suggest that an additional approximately 10% of AAA patients with neck angulation less than 60 degrees have moderate or severe tortuosity in the iliac arteries.

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

According to the U.S. Census Bureau, the population of the United States aged 65 and over was approximately 47,800,000 in 2015, or 14.9% of the total U.S. population. This section of the population is forecasted to grow, both in absolute terms and by percentage of the population, to 56,000,000 (16.8% of the population) by 2020, according to the U.S. Census Bureau.  Accordingly, given this demographic trend towards an aging population, the number of AAAs in the United States is expected to increase naturally over time. In addition, the percentage of cases diagnosed may also to grow due to an increasing prevalence of screening for AAAs, such as that conducted under the SAAAVE initiative.

Once diagnosed, the current standard of care for AAAs that are below 5.5 centimeters in diameter is to continue monitoring, but not to make any surgical intervention to repair the aneurysm. For AAAs with diameters greater than 5.5 centimeters, there are two methods of treatment, open surgery and EVAR.

An article published in the New England Journal of Medicine on January 31, 2008 compared the results of open surgical repair versus EVAR for the treatment of AAAs on more than 45,000 patients over a three-year period. Among the findings discussed in the article were:

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

U.S. Market

AAAs are the thirteenth leading cause of death in the United States and the tenth leading cause of death in U.S. men aged 65 years and older. According to iData Research, Inc. the U.S. EVAR market was estimated to be approximately $800 million in 2015 and each year, 200,000 patients are diagnosed with AAA. At present, other than Aorfix, there are five FDA-approved AAA stent-grafts available in the U.S. EVAR market. Each of these other FDA-approved AAA stent-grafts is approved only to treat AAAs with a neck angulation of 0 to 60 degrees.

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

Our AAA Solutions

Aorfix

To date, Aorfix has been used to treat over 75,000 patients worldwide. Aorfix is the only device in the United States and one of only two devices in the European Union with a label indication for the treatment of AAA patients with aortic neck angulations of up to and including 90 degrees. The procedure typically takes less than two hours and involves catheter-based delivery using the Intelliflex system to deploy the Aorfix stent-graft through a small incision in the groin into the femoral artery.

Aorfix	Intelliflex Delivery System

As a result, Aorfix offers physicians an approved device to treat patients with high angle neck anatomy, who would otherwise need to be treated through open surgery or with a stent-graft that is not approved for use in such neck anatomy. While we have not conducted any direct head-to-head studies comparing Aorfix to other stent-graft devices in patients with high angle neck anatomy, several clinical studies have been published on AAA EVAR devices. Based on a review of these clinical studies, we believe Aorfix provides more favorable outcomes in high angle neck anatomy patients and results in fewer complications than AAA EVAR devices that have not been approved for use in such patients. As compared to treatment through open surgery, Aorfix carries lower risk and requires a significantly shorter period of hospital stay and postoperative recovery. We have initially focused our marketing efforts on approximately 30% of all AAA patients comprised of AAA patients with high angle neck anatomy (approximately 20%) and low angle neck anatomy AAA patients with iliac arterial tortuosity (approximately 10%). We believe this patient population can be uniquely, or better treated by using Aorfix.

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

We are continuing our application to the FDA for an acute IDE study of the IntelliFlex LP, the new delivery system technology created for Aorfix. IntelliFlex features a low profile, intuitive, compact and ergonomic design that enhances the precision and control of Aorfix deployment and placement. In addition, the system incorporates an integrated exchange sheath designed to reduce the possibility of vessel trauma during the procedure. The delivery system has been approved in the European and Japanese markets and we will be continuing work in 2017 to secure commercial approval in the USA in 2018.

Altura Endovascular Stent Graft System

The Altura Endovascular Stent Graft system received CE Mark approval in 2015. It features an innovative ultra-low profile endovascular stent graft technology that offers a simple and predictable solution to the treatment of standard AAA anatomies.

Altura Endovascular Stent Graft	Altura Delivery System

We completed a live case at the Leipzig Interventional Course (“LINC”) in late January 2016, which demonstrated the products’ effectiveness. We launched into key select centers in the UK & Germany shortly thereafter, with the first commercial procedures in the UK and Germany completed at University Hospital of South Manchester and the Saarland University Medical Centre-Clinic for Diagnostic and Interventional Radiology, respectively. Both hospitals are major EVAR centers in their countries. We have since had a full release of the Altura Endovascular Stent Graft in the UK and Germany and we anticipate a broader launch across the EU during the remainder of 2016 and intend to subsequently seek regulatory approval in the U.S., Japan, and other international markets in the future to further expand our sales.

Our Strategy

We are pursuing the following strategies:

■

Launch and continue marketing the Altura Endovascular Stent Graft in Europe principally through the expansion of our existing sales and marketing infrastructure. We completed our sales team training at the end of January 2016. In addition, we performed a live case at LINC in late January 2016 which demonstrated the product’s effectiveness. We launched into key select centers in the UK & Germany shortly thereafter. We anticipate a broader launch across the EU during the remainder of 2016 and intend to subsequently seek regulatory approval in the U.S., Japan, and other international markets in the future to further expand our sales.

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

Our Products

Aorfix

Overview

Aorfix is an endovascular stent-graft with an approved indication that includes the repair of AAAs in patients with aortic neck angulations from 0 to 90 degrees. Although we have not conducted any head-to-head clinical studies comparing Aorfix to other FDA-approved EVAR stent-grafts, based on a review of published clinical studies of other AAA EVAR stent-grafts, Aorfix’s flexible design has shown advantages over other FDA-approved EVAR devices in the treatment of AAA patients who exhibit iliac arterial tortuosity. Currently, there are no other stent-grafts approved to treat high-angle AAA anatomies over 60 degrees in the United States or Japan. Medtech Ventures data and our U.S. Pythagoras study data suggests that approximately 20% of all AAA patients have high angle neck anatomy and 10% of the patient population with low angle neck anatomy have moderate or severe tortuosity in the iliac arteries. This means that approximately 30% of all AAA patients can be uniquely or better treated by using Aorfix.

Aorfix sales constituted a significant portion of our historical revenue. We generated total revenue of $12.2 million, $15.1 million and $13.3 million, in the years ended December 31, 2016, 2015 and 2014, respectively.

Aorfix is a two-part modular implant comprising a bifurcated main body section and a (contralateral) plug-in leg. The main body section bifurcates into a full-length (ipsilateral) leg section and a short leg mating section on the plug in side (the socket). The plug-in leg is joined during the procedure to the socket to form the complete bifurcated system. We also supply accessories that allow extension of the stent-graft. Each component is supplied pre-loaded into a delivery system comprising a catheter with built-in deployment handle. The self-expanding implant is formed from a single, continuous nitinol wire and a woven polyester fabric (synthetic textile). Proximal hooks, also fabricated from nitinol, are provided in the main body section to assist fixation. Aorfix was approved by the FDA for treatment of patients with abdominal aortic and aortoiliac aneurysms having vascular morphology suitable for endovascular repair.

IntelliFlex

IntelliFlex LP is a new delivery system created for Lombard’s flagship Aorfix™ AAA stent graft. IntelliFlex features a low profile, intuitive, compact and ergonomic design that enhances the precision and control of Aorfix deployment and placement. In addition, the system incorporates an integrated exchange sheath designed to reduce the possibility of vessel trauma during the procedure. The delivery system is already approved in the EU, Japan and in Brazil.

Altura Endovascular Stent Graft System

The Altura system received CE Mark approval in 2015. It features an innovative ultra-low profile endovascular stent graft technology that offers a simple and predictable solution to the treatment of standard AAA anatomies. We completed a live case at LINC in late January 2016, which demonstrated the product’s effectiveness. We launched into key select centers in the UK & Germany shortly thereafter. We have launched into selective countries across the EU during 2016 and intend to seek regulatory approval in the U.S., Japan, and other international markets in the future to further expand our sales.

Product Development Pipeline

Altura Endovascular Stent Graft System

We will continue to market Altura throughout the European market, and seek regulatory approval in additional markets in order to reach a broader international market. We will continue to train our sales force to ensure physicians understand all the benefits associated with using the product in the future.  Detailed improvements to the utility of the stent graft and delivery system are planned during 2017 and 2018.

Sales and Marketing

With the acquisition of Altura in July 2015, we plan to market and sell the Altura Endovascular Stent Graft, an ultra-low profile (14f) AAA stent graft system indicated for standard anatomies which received CE Mark in 2015.  Lombard launched the product in Europe in January 2016 with a plan for a broader international roll-out later in 2016.  In the U.S., the Altura Endovascular Stent Graft is not yet approved.  In the U.S., the Altura Endovascular Stent Graft is not yet approved; however, Lombard intends to apply for an IDE from the U.S. FDA in 2017 with the intent to begin recruitment for a U.S. clinical study in 2018.

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

Suppliers

We utilize a network of raw material, component and service suppliers to manufacture components of our products and to provide services such as sterilization and logistics. The majority of our raw material, component and service suppliers are located in the United Kingdom with the rest based in continental Europe and the United States. We manage our supply base with a mixture of longer term supply agreements and individual purchase orders. We have had long-term relationships with the majority of our suppliers. We regularly review our forecasted capacity needs against our current and anticipated supplies.  We are currently implementing a program for certain sub-assemblies to be manufactured by MicroPort Corp in Shanghai, China in order to provide improvements in gross margins.

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

Manufacturing

We manufacture Aorfix at our UK facility in Didcot. We assemble and test the complete the devices on our own, using custom designed equipment and processes. Our UK manufacturing facility has been inspected by the FDA and PMDA as well as the European Notified Body, DQS. To meet growing demand for Aorfix and Altura, we expanded our manufacturing facilities in Didcot in 2014 by approximately 10,000 square feet. This expansion involved the construction of a new cleanroom and materials handling space from which we have been manufacturing clinical product since the fourth quarter of 2014. We believe this expansion will allow us to meet Aorfix and Altura demand for the foreseeable future.

The manufacture of Altura was successfully transferred from California to our Didcot facility in 2016 and all clinical product supplied by Lombard is now made in the UK. Beginning in the 2nd half of 2017, certain of our components will be manufactured at MicroPort facilities located in Shanghai, China.

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

Hospitals are the primary purchasers of our products in the United States. Third-party payors, such as Medicare, Medicaid and private health insurance plans, are subsequently billed for the health care services used to treat a patient’s AAA. Coverage for a particular procedure and reimbursement to hospitals for medical treatment is determined by government agencies, private insurers and other payors. This reimbursement is based on the procedure performed and is generally unrelated to the specific medical device used. It is at a fixed rate based on the diagnosis-related group, (“DRG”), established by CMS.

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

In the United Kingdom, the National Institute for Health and Care Excellence, (“NICE”), provides independent, authoritative and evidence-based guidance on the most effective ways to prevent, diagnose and treat disease to guide the National Health Service, (“NHS”), and others with responsibilities for commissioning or providing health care. NICE has issued technology appraisal guidance entitled “Endovascular stent–grafts for the treatment of abdominal aortic aneurysms” (TA167, issued in February 2009) in which it concludes that endovascular stent-grafts are recommended as a treatment option for patients with unruptured infrarenal abdominal aortic aneurysms, for whom surgical intervention (open surgical repair or endovascular aneurysm repair) is considered appropriate. Aorfix was specifically included in this appraisal.

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

Competition

In February 2013, the FDA approved Aorfix to treat AAA patients with high angle neck anatomy. Aorfix is currently the only FDA-approved AAA stent-graft for patients with high angle neck anatomy. There is one other EVAR device, manufactured by Vascutek-Terumo that is only approved in the European Union for treatment of AAA neck angulation up to and including 90 degrees.

The EVAR market for treatment of AAA with neck angulation below 60 degrees is highly competitive, subject to technological change and significantly affected by new product introductions and market activities of other participants. Our currently marketed products are, and any future products we commercialize will be, subject to competition. In the United States we believe that our significant competitors in this market include Medtronic, Inc., Cook Medical, W.L. Gore & Associates, Inc., and Endologix, Inc. In Europe we believe that our significant competitors in this market are those four companies and, in addition to Vascutek-Terumo and Jotec. In the EVAR market in Japan, we are in competition with Medtronic, Inc., Cook Medical, W.L. Gore & Associates, Inc., and Endologix, Inc.

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

Intellectual Property

Our success depends upon our ability to protect our proprietary technology and intellectual property. To protect our proprietary technologies and intellectual property, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, as well as customary confidentiality and other contractual protections. As of the date of this filing, we own 134 issued patents globally, of which 22 are issued U.S. patents. As of the date of this filing we own 33 patent applications pending globally, of which 5 patent applications are pending in the United States.

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

As of the date of this filing, we also own 5 U.S. trademark registrations and 23 foreign trademark registrations, as well as 1 pending U.S. trademark registrations.

In October 2013, we entered into a patent licensing agreement with Medtronic, Inc. Under the terms of the agreement, Medtronic granted us a nonexclusive license under its U.S. patent No. 6,306,141 to make, have made, use, have used, import, have imported, export, have exported, offer to sell, sell and have sold our endovascular stent-graft systems and ancillary products related thereto in exchange for a one-time payment and a royalty related to our net sales on such products sold in or from the United States, depending on the sales threshold we meet. The patent license agreement will remain in effect until the expiration of the covered patent or until it is found unenforceable.

In April 2017, we entered into a technology licensing agreement with MicroPort. Under the terms of the agreement, MicroPort will manufacture the product for the China market.  MicroPort expects to launch Aorfix in China after gaining China Food and Drug Administration approval which is anticipated in the second half of 2018.

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

Government Regulation

Our business is subject to extensive federal, state, local and foreign statutes and regulations, such as FDA and International Standards Organization (“ISO”) 13485. These organizations govern all phases of the product development and approval process including but not limited to Good Manufacturing Practices, Premarket reviews, Quality Systems, Postmarket reporting and surveillance programs, and other requirements and restrictions. While some laws and regulations are clear, some of the pertinent laws have not been definitively interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of subjective interpretations. In some cases, there are industry guidelines or draft guidelines; however, these too are subject to interpretation. In addition, these laws and their interpretations are subject to change.

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

In September 2012, the European Commission adopted a Proposal for a Regulation of the European Parliament and of the Council on medical devices which will, if adopted by the European Parliament and by the Council, replace the existing Medical Devices Directive. If adopted, the Regulation is expected to enter into force in the first half of 2017 and become applicable three years thereafter. In its current form it would, among other things, impose additional reporting requirements on manufacturers of high risk medical devices, impose an obligation on manufacturers to appoint a “qualified person” responsible for regulatory compliance, and provide for stricter clinical evidence requirements.

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

After a device receives 510(k) clearance, or is reclassified by order under the de novo process, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) clearance or, depending on the modification, might require approval of a PMA. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If a manufacturer determines not to submit a 510(k) notification for certain modifications to its 510(k) cleared device, the manufacturer must maintain documentation of that decision not to submit. If the FDA disagrees with a manufacturer’s determination regarding whether a new premarket submission is required for the modification of an existing device, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or approval of a PMA application is obtained. In addition, the FDA is currently evaluating the 510(k) process and may make substantial changes to industry requirements.

Premarket Approval Pathway

A PMA application, which will apply to our Altura United States FDA approval process, must be submitted for Class III devices or if the device cannot be cleared through the 510(k) process, or de novo process. The PMA application process is generally costlier and time consuming than the 510(k) process and requires proof of the safety and effectiveness of the device to the FDA’s satisfaction. Accordingly, a PMA application must be supported by extensive data including, but not limited to, technical information regarding device design and development, preclinical studies, clinical trials, manufacturing information, and labeling to support the FDA’s determination that the device is safe and effective for its intended use. When a PMA is submitted, the FDA will make an administrative determination whether to accept the application for filing. If the FDA determines that it is not complete, the agency will issue a refuse to file, or RTF, letter. If the FDA accepts the application for filing, the agency will begin an in-depth substantive review of the application. By statute, the FDA has 180 days to review the application although, generally, review of the application often takes between one and three years, and may take significantly longer. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with the QSR, which imposes extensive requirements for design control and validation, testing, documentation, labeling, management review, and other quality assurance procedures in the design and manufacturing process.

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

Additionally, after a clinical trial begins, the FDA may place it on hold or terminate it if, among other reasons, it concludes that the clinical subjects are exposed to unacceptable health risks that outweigh the benefits of participation in the study. During a study, we are required to comply with the FDA’s IDE requirements for investigator selection, trial monitoring, reporting, recordkeeping and prohibitions on the promotion of investigational devices or making safety or efficacy claims for them. We are also responsible for the appropriate labeling, distribution and control of investigational devices. Our clinical trials must be conducted in accordance with FDA regulations and federal and state regulations concerning human subject protection, including informed consent and healthcare privacy. The investigators must also obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of investigational devices, and comply with all reporting and recordkeeping requirements. The FDA’s grant of permission to proceed with clinical testing does not constitute a binding commitment that the FDA will consider the study design adequate to support clearance or approval. In addition, there can be no assurance that the data generated during a clinical study will meet chosen safety and effectiveness endpoints or otherwise produce results that will lead the FDA to grant marketing clearance or approval.

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

Third-Party Coverage and Reimbursement

Healthcare providers in the United States generally rely on third-party payors, principally private insurers and governmental payors such as Medicare and Medicaid, to cover and reimburse all or part of the cost of an aortic surgery in which our products are used. We expect that sales volumes and prices of our products will continue to depend in large part on the availability of reimbursement from such third-party payors to our customers. The manner in which reimbursement is sought and obtained varies based upon the type of payor involved and the setting in which the product is furnished and utilized. Third party payors generally perform analyses on new technologies to determine if they are medically necessary, before determining whether to provide coverage or reimbursement for them. These third-party payors may still deny reimbursement of covered technologies if they determine that a device used in a procedure was not used in accordance with the payor’s coverage policy.

Particularly in the United States, third-party payors continue to carefully review, and increasingly challenge, the prices charged for procedures and medical products. Medicare coverage and reimbursement policies are developed by the CMS, the federal agency responsible for administering the Medicare program, and its contractors. CMS and its contractors establish Medicare coverage and reimbursement policies for medical products and procedures and such policies are periodically reviewed and updated. While private payors vary in their coverage and payment policies, many look upon the coverage and payment by Medicare as a benchmark by which to make their own coverage decisions. Medicare reimbursement rates for the same or similar procedures vary due to geographic location, nature of the facility in which the procedure is performed (i.e., teaching or community hospital) and other factors. A key component in ensuring that the appropriate payment amount is received for physician and other services, including those procedures using our products, is the existence of a currency procedural technology (“CPT”) code. To receive payment, health care practitioners must submit claims to insurers using these codes for payment for medical services. CPT codes are assigned, maintained and annually updated by the American Medical Association and its CPT Editorial Board. The lack of a CPT code that describes procedures performed using our products, or a change to an existing code that describes such procedures, may adversely affect reimbursement for these procedures.

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

Healthcare Fraud and Abuse

Because of the significant federal funding involved in Medicare and Medicaid, Congress and individual U.S. states have enacted, and actively enforce, a number of laws whose purpose is to eliminate fraud and abuse in federal healthcare programs. Our business is subject to compliance with these laws.

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

Additionally, several bills have been passed or are pending, at both the state and federal levels that require, among other things, extensive tracking, reporting and maintenance of databases regarding certain financial relationships with physicians and other healthcare providers. For example, the Physician Payment Sunshine Act, enacted as part of the ACA, requires medical device and pharmaceutical manufacturers to report payments or other transfers of value made to physicians and teaching hospitals. The first reports, which are due to CMS by March 31, 2014, cover payments or transfers of value provided from August 1 to December 31, 2013; subsequent reports must be submitted annually and will cover the preceding calendar year. Reports submitted under these new requirements will be placed in a public database Manufacturers are also subject to similar state reporting laws, as well as state laws that prohibit certain gifts to healthcare providers, require manufacturers to establish compliance programs, and/or require promotional activity to comply with a code of ethics. The implementation of the infrastructure needed to comply with these bills and regulations could be costly, and any failure to provide the required information may result in civil monetary penalties.

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

Employees

As of December 31, 2016 we had 113 employees, 13 of whom were primarily engaged in sales and marketing, 9 of whom were primarily engaged in product development and research, 82 of whom were primarily involved in manufacturing and quality activities and 9 of whom were primarily engaged in administration and finance. A majority of these employees are located outside the United States, with 104 employees located in the United Kingdom, 4 employees located in mainland Europe and 1 employee located in Asia. Our remaining 4 employees reside in the US. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

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

C. Organizational Structure

Organization

We are a Cayman Islands exempted company with limited liability incorporated on January 16, 2014 and resident in the United Kingdom for tax purposes. Exempted companies are Cayman Islands companies whose operations are conducted mainly outside the Cayman Islands. Our business was founded on January 14, 2003 as Advanced Medical Technologies Limited (subsequently Advanced Medical Technologies plc, Lombard Medical Technologies plc and then Lombard Medical Technologies Limited), a corporation organized in England and Wales. Our principal executive offices are located at 4 Trident Park, Didcot, Oxfordshire OX11 7HJ United Kingdom.

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

The following is a list of our subsidiaries:

Name of undertaking	Country of registration	Activity	% holding

Lombard Medical Technologies Limited	England and Wales	Investment holding company	100 [1]
Lombard Medical Limited	England and Wales	Medical implants	100 [2]
LionMedical Limited	England and Wales	Investment holding company	100 [2]
PolyBioMed Limited.	England and Wales	Dormant	100 [2]
Lombard Medical (Scotland) Limited	Scotland	Medical fabrics	100 [2]
Lombard Medical Technologies, Inc.	United States	Medical implants	100 [2]
Lombard Medical Technologies GmbH	Germany	Medical implants	100 [2]
Altura Medical, Inc.	United States	Medical implants	100 [1]

(1)Direct subsidiary of Lombard Medical, Inc.
(2)Indirect subsidiary of Lombard Medical, Inc.

D. Property Plant and Equipment.

We lease facilities in Didcot, Oxfordshire, England. These 31,827 square-foot facilities house our headquarters, research and development operations, manufacturing operations and storage of Aorfix raw materials and finished goods. The lease for these facilities terminates in July 2022.

We presently lease a facility in Irvine, California. This 17,014 square-foot location housed our U.S. global headquarters until it was announced on August 22, 2016 that the Company will delay its operations in the U.S.  The lease for this facility terminates in April, 2021.

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

Item 5     Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with "Selected Financial Data," and our consolidated financial statements included elsewhere in this Annual Report. We present our consolidated financial statements in U.S. dollars to the nearest ($000), except where otherwise indicated, and in accordance IFRS, as issued by the IASB.

The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in "Risk Factors" and "Forward-Looking Statements" in this Annual Report. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

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

We formally launched the U.S. roll-out of Aorfix in November 2013 and currently market Aorfix outside of the United States, we market Aorfix through our direct sales forces in the United Kingdom and through a number of country-exclusive distribution agreements with partners in other European Union countries and Latin America. We received regulatory approval to market Aorfix in Japan in August 2014. We acquired Altura in July 2015, and formally launched the Altura Endovascular Stent Graft in January 2016.

We have historically generated revenue primarily from sales of Aorfix. We generated revenue of $12.2 million, $15.1 million, and $13.3 million in the years ended December 31, 2016, 2015, and 2014, respectively. While we have historically derived revenue predominantly from sales of Aorfix in the European Union, and in Japan, we believe revenue from our acquisition of Altura in 2015 will begin to be a significant contributor to our future results of operations. We had operating losses of $25.5 million, $39.3 million, and $36.1 million in the years ended December 31, 2016, 2015, and 2014, respectively.

As of December 31, 2016, we had cash and cash equivalents of $20.8 million.

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

	YEAR ENDED DECEMBER 31,
	2016	2015	2014
	($ in thousands)
Revenue by Destination:
United Kingdom	1,783	1,696	1,926
Germany	1,249	977	1,506
United States of America	1,736	4,616	3,258
Japan	4,516	5,035	3,551
Rest of World	2,885	2,790	3,037
Total	12,169	15,114	13,277

In addition to the information in the table above, we analyze our business based on the categories and information in the table below.

	YEAR ENDED DECEMBER 31,
	2016	2015	2014
	($ in thousands)
Aorfix Commercial Revenue
United States market	1,736	4,616	3,248
Western Europe direct markets	1,750	2,673	3,431
Japan distributor market	4,516	5,035	3,550
Rest of World distributor markets	2,514	2,790	3,038
Total Aorfix commercial revenue	10,516	15,114	13,267
Other commercial revenue	1,653	—	10
Total revenue	12,169	15,114	13,277

Key Factors Affecting Our Results of Operations

Exchange rate fluctuation

Our operations expose us to risks related to fluctuations in the value of various currencies. We currently market Aorfix in Japan, throughout the European Union, including in Germany, Italy and Spain, and in Latin America, including in Mexico. MicroPort has exclusive marketing rights for our product portfolio in China and Brazil.  These sales are either conducted by our employees, whom we compensate in the currency of the jurisdiction in which they are based, or by third-party distributors whom we pay in U.S. Dollars or Euro. We purchase the supplies we need to manufacture Aorfix from suppliers around the world.

The average rates of exchange used for $/£ for the years ended December 31, 2016, December 31, 2015 and December 31 2014 were 1.35, 1.53, and 1.64, respectively. The spot rates used for $/£ as at December 31, 2016 and December 31, 2015 were 1.23 and 1.48, respectively.

The average rates of exchange used for $/€ for the years ended December 31, 2016, December 31, 2015, and December 31, 2014 were 1.11, 1.38, and 1.32, respectively. The spot rates used for $/ € as at December 31, 2016 and December 31, 2015 were 1.05 and 1.36, respectively.

Research and development expenditure

Research and development expenditure was $7.7 million, $11.3 million, and $9.2 million in the years ended December 31, 2016, 2015, and 2014, respectively. We expect to continue to incur research and development expenses as we develop new products to expand our product pipeline, and undertake clinical activities, including clinical studies to gain additional regulatory clearances.

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

Direct sales forces

We have direct sales forces for Aorfix in United Kingdom. We also intend to increase the size of our direct sales force in the United Kingdom based on our ongoing evaluation of the growth potential of our products in each market. Adding a sales representative to one of our direct sales forces results in an increase in selling, marketing and distribution expenses. It generally takes several months to sufficiently train and integrate a new sales representative before such representative can generate revenue for us.

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

We expect to increase revenue following the commercial launch of the Altura Endovascular Stent Graft in Europe in 2017. We expect the European market to be characterized by increased volumes and higher average selling prices. Going forward we expect European Altura product sales to become a large revenue contributor as we continue to focus significant resources on the roll-out of this product in Europe in 2018. We continue to expect Aorfix sales to be a significant contributor to our revenues in the future through both our direct sales force in the United Kingdom and distribution partners in 2017.

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

Taxation

We are currently in a loss making position and have tax losses brought forward from prior years. Taxation losses carried forward at the end of December, 31, 2016 amounted to approximately $131.5 million compared to approximately $138.1 million for the year ended December, 31, 2015. We claim repayable UK research and development tax credits each year relating to the surrender of UK current year tax losses from research and development expenditure. The remaining tax losses are carried forward for surrender against future taxable profits. In addition, we pay overseas tax on taxable profits arising in our subsidiary companies in the United States and Germany.

A. Results of Operations

The following table sets forth, for the periods indicated, our results of operations:

	YEAR ENDED DECEMBER 31,
	2016	2015	2014
	($ in thousands)
Revenue	12,169	15,114	13,277
Cost of sales	(11,027)	(8,296)	(7,541)
Gross profit	1,142	6,818	5,736
Selling, marketing and distribution expenses	(12,022)	(23,125)	(21,363)
Research and development expenses	(7,669)	(11,279)	(9,213)
Administrative expenses	(6,972)	(11,707)	(9,800)
Initial Public Offering expenses	—	—	(1,503)
Change in fair value of contingent liabilities	(2,830)	—	—
Impairment of Goodwill and long-lived assets	(3,360)	—	—
Total operating expenses	(32,853)	(46,111)	(41,879)
Operating loss	(31,711)	(39,293)	(36,143)
Change in fair value of financial instruments	1,412	—	—
Finance income - interest receivable	93	134	247
Finance costs	(2,310)	(860)	(83)
Loss before taxation	(32,516)	(40,019)	(35,979)
Taxation	1,481	2,215	1,227
Loss for the period	(31,035)	(37,804)	(34,752)

Year ended December 31, 2016 Compared to the Year Ended December 31, 2015

Revenue

Revenue decreased by $2.9 million, or 19.5%, to $12.2 million for the year ended December 31, 2016 from $15.1 million for the year ended December 31, 2015.

In the Japanese market, revenue decreased by $0.5 million, or 10.3%, to $4.5 million for the year ended December 31, 2016 from $5.0 million for the year ended December 31, 2015.

In the US market, our Aorfix revenue decreased by $2.9 million, or 62.4% to $1.7 million for the year ended December 31, 2016 from $4.6 million in December 31, 2015, as adoption of Aorfix in the US has increased since we initiated sales of Aorfix in the US in 2013.

In our Western Europe direct markets, the United Kingdom and Germany, revenue increased $0.3 million, or 11.1%, to $3.0 million for the year ended December 31, 2016 from $2.7 million for the year ended December 31, 2015.

Cost of sales

	YEAR ENDED DECEMBER 31,		VARIANCE
	2016	2015	$’000%
	($ in thousands)
Cost of sales	(11,027)	(8,296)	(2,731)	32.9%
Gross profit	1,142	6,818	(5,676)	83.3%
Gross profit margin	9.4%	45.1%	(35.7%)

Cost of sales increased $2.7 million, or 32.9% to $11.0 million for the year ended December 31, 2016 compared to $8.3 million for the year ended December 31, 2015. This was due primarily to the increased costs associated with the temporary use of third party manufacturer during the transition of manufacturing from the USA to our in-house facility in the UK. Gross profit margin decreased to 9.4% for the year ended December 31, 2016 compared to 45.1% for the year ended December 31, 2015, due to impact of the reduction in sales in the U.S. market which yields the highest margin, and from the changeover from Gen III to Gen IV delivery system

Operating expenses

	YEAR ENDED DECEMBER 31,		VARIANCE
	2016	2015	$’000%
	($’000)
Selling, marketing and distribution expenses	(12,022)	(23,125)	11,103	48.0%
Research and development expenses	(7,669)	(11,279)	3,610	32.0%
Administrative expenses	(6,972)	(11,707)	4,735	40.4%
Change in fair value of contingent consideration	(2,830)	—	(2,830)	N/M
Impairment - goodwill and long-lived intangibles	(3,360)	—	(3,360)	N/M

Selling, marketing and distribution expenses decreased by $11.1 million, or 48.0%, to $12.0 million for the year ended December 31, 2016 from $23.1 million for the year ended December 31, 2015.  This decrease was primarily attributable to a reduction in force which eliminated our entire US sales force.

Research and development expenses decreased by $3.6 million, or 32.0%, to $7.7 million for the year ended December 31, 2016 from $11.3 million for the year ended December 31, 2015.  This decrease was primarily driven by the decrease in Gen IV delivery system development that was substantially completed in 2015 which was partially offset by development work occurring on the Altura product line.

Administrative expenses decreased by $4.7 million, or 40.4%, to $7.0 million for the year ended December 31, 2016 from $11.7 million for the year ended December 31, 2015. This decrease resulted primarily from a $1.0 million decrease in legal and professional fees associated with the acquisition of Altura in 2015, effects of our cost reduction program, as well as a decrease in non-cash share-based compensation costs of $1.7 million.

Change in fair value of financial instruments was $1.4 million in the year ended December 31, 2016. The adjustments recorded in 2016 consisted of $1.3 million decline in the fair value of the conversion liability on the MicroPort Convertible loan and a $0.1 million decline in the warrant fair value.

Change if fair value of contingent consideration increases $2.8 million in the year ended December 31, 2016. The adjustments recorded in 2016 resulted from increases of the fair value that were re-measured in 2016 based on actual performance versus targets.

Impairment of goodwill and long-lived assets was $3.4 million for the year ended December 31, 2016.  In the fourth quarter of 2016, we performed our annual impairment test.  The Company recorded an impairment expense of $3.4 million based on the declines in current market conditions.

Financing costs increased by $1.4 million, or 168.6% for the year ended December 31, 2016 from $0.9 million for the year ended December 31, 2015.  This increase resulted primarily from the full year effect of the debt financing agreement entered into during the year ended December 31, 2015.

Taxation

The tax credit of $1.5 million in the year ended December 31, 2016, compared to a credit of $2.2 million for the year ended December 31, 2015, represents a decrease of $0.7 million attributable to a $1.4 million lower estimated research and development credit offset by a benefit of $0.7 million due to change in fair values of acquired intangibles.

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
	($’000)
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

Administrative expenses increased by $1.9 million, or 19.4%, to $11.7 million for the year ended December 31, 2015 from $9.8 million for the year ended December 31, 2014. This increase resulted primarily from a $1.0 million increase in legal and professional fees associated with the acquisition of Altura, as well as an increase in non-cash share-based compensation costs of $0.3 million.  Additionally, our property and related expenses increased by $0.2 million in the year ended December 31, 2015 reflecting the increased costs associated with moving our global headquarters to our expanded facility in Irvine, California.

$1.5 million of public offering expenses were recognized in the year ended December 31, 2014 reflecting the costs of our Nasdaq IPO in April 2014 which reflect the element of the total Initial Public Offering expenses not directly attributable to the issue of new ordinary shares. These costs were not incurred in the year ended December 31, 2015.

Taxation

The tax credit of $2.2 million in the year ended December 31, 2015, compared to a credit of $1.2 million for the year ended December 31, 2014, represents an estimate of $1.7 million for the research and development tax credit arising in the current period, as well as $0.5 million for an adjustment to the research and development tax credit related to the prior year.

B. Liquidity and Capital Resources

The Company has incurred significant losses and negative cash flows from operations since inception. We incurred a net loss for the year ended December 31, 2016 of $31.0 million (2015: $37.8 million), and as at December 31, 2016 had an accumulated deficit of $257.8 million (2015: $227.9 million) and cash and cash equivalents of $20.8 million (2015: $32.3 million).

Based on forecasts revised in December 2016, we expect to use up our current cash resources between Q1 2018 and Q2 2018, depending on the effectiveness of the cost savings programs being implemented by management. We therefore need to raise additional capital, or incur indebtedness to continue to fund its future operations, which may come from one or a number of public or private sources.

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

To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities would result in ownership dilution to existing stockholders. There are no assurances that we will be able to raise additional financing for the amounts required to execute our business plans and on the terms acceptable to us. If adequate funds are not available on terms that are acceptable or at all when required by us, we may be required to significantly reduce or refocus our operations, which could have a material adverse effect on our business, financial condition and results of operations, which could result in insolvency. In addition, we may have to delay, reduce the scope or eliminate some of its research and development or sales activities, which could delay the time to market for any of our product candidates or reduce its revenue growth potential, if such adequate funds are not available. These factors raise substantial doubt about our ability to continue as a going concern.

Cash and cash equivalents of $20.8 million were held as of December 31, 2016. All cash and cash equivalents are held with institutions with a minimum credit rating of A- as defined by at least one of the three main credit rating agencies. As of December 31, 2016, all cash and cash equivalents were held in accounts with banks or financial institutions such that the funds are immediately available or in fixed term deposits with a maximum maturity of three months.

On November 9, 2016, we received a Nasdaq Staff Deficiency Letter indicating that the Company is not in compliance with the minimum bid price requirement for continued listing. According to the letter from Nasdaq, the Company had a grace period of 180 calendar days, starting November 9, 2016, to regain compliance with the minimum bid price requirement.

Cash Flows

	YEAR ENDED DECEMBER 31,
	2016	2015	2014
	($ in thousands)
Cash outflow from operating activities	(25,195)	(33,796)	(34,373)
Cash flows used in investing activities	(94)	(1,367)	(1,580)
Cash flows from financing activities	15,807	14,543	49,658
Net increase/(decrease) in cash and cash equivalents	(9,482)	(20,620)	13,705

Cash outflow from operating activities

Net cash outflow from operating activities decreased $8.6 million or 25.6% to $25.2 million for the year ended December 31, 2016 from $33.8 million for the year ended December 31, 2015. This was principally due to an overall $12.8 million decrease in Net Loss (exclusive of non-cash items) offset by a decrease of $2.6 million in research and development tax credits and a $2.1 million decrease in accounts payable.

Net cash outflow from operating activities decreased $0.6 million or 1.7% to $33.8 million for the year ended December 31, 2015 from $34.4 million for the year ended December 31, 2014. This was principally due to an increase of $1.4 million in research and development tax credits which were offset by an increase of $0.6 million in depreciation and amortization of licenses, software, and property, plant, and equipment and an increase of $0.2 million in share based compensation expense.

Cash flows from investing activities

Net cash used in investing activities decreased to $0.1 million for the year ended December 31, 2016 from $1.4 million for the year ended December 31, 2015 principally due to a reduction in the purchases of capital equipment.

Net cash used in investing activities decreased to $1.4 million for the year ended December 31, 2015 from $1.6 million for the year ended December 31, 2014 principally due to a reduction in the interest received during the year, a reduction in the purchases of capital equipment purchases and intangible assets, which was then offset by the $0.2 million cash paid for the acquisition of Altura.

Cash flows from financing activities

Net cash inflow from financing activities increased $1.3 million, or 8.7% to $15.8 million for the year ended December 31, 2016 compared to $14.5 million for the year ended December 31, 2015 primarily due to the $5.0 million in funds received from the issuance of common shares in 2016 and $5.3 million of debt repayment in 2015 offset by $8.7 million of additional debt proceeds in 2016.

Net cash inflow from financing activities decreased $35.2 million, or 70.8% to $14.5 million for the year ended December 31, 2015 compared to $49.7 million for the year ended December 31, 2014 primarily due to the funds received from the Initial Public Offering on April 25, 2014, which raised $49.7 million (net of expenses) through an offer, subscription and placing of new shares in the prior year, which did not reoccur in the current year. In addition, during the year, the Company issued loan notes of $21.0 million, and repaid $5.3 million in loan notes.

Indebtedness

MicroPort NeuroTech Convertible Loan

In connection with the MicroPort investment agreement on December 18, 2016, MP NeuroTech China was issued a $10 million unsecured promissory note bearing interest at a rate of six-month LIBOR plus 4.0% from the Company which is convertible at any time prior to maturity by MP NeuroTech China into the Company’s shares at a price of $0.90 per share. Such note is expected to mature in 5 years, unless automatically extended pursuant to the terms of such note. The Company will also nominate two representatives of MicroPort for election to the board so long as MicroPort owns at least 10% of the outstanding shares of the Company as of the date of the Investment Agreement (but in any event through the 3rd anniversary of the closing of the Transaction).

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

Per the agreement, within two years of receiving Japanese regulatory approval for Aorfix, Medico’s Hirata may grant us an additional $2.5 million convertible loan, which additional loan would provide Medico’s Hirata with the right to extend the term of our distribution agreement with them for an additional seven years. On August 3, 2016, Medico’s Hirata granted to us the additional $2.5 million. If Medico’s Hirata exercises its option to extend the term of our distribution agreement, all loan balances will be forgiven at the end of the extended term. Should all criteria be met and the outstanding balances are forgiven by Medico’s Hirata, we would recognize a gain on extinguishment of debt.  Interest on all covered convertible loans is 3% per annum.

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

Oxford Loan

As of December 31, 2016 the Company has received $21 million (including $11 million, $5.5 million and $4.5 million received on April 24, July 30, and October 8, 2015, respectively) of borrowings as part of a $26 million secured loan facility with Oxford Finance LLC (Oxford). The Company has the option of drawing a final $5 million becoming available after reaching additional revenue targets of $25.0 million. The interest on the loan is three month US LIBOR + 7.24% fixed at each advance. The interest rate on the first $11 million, second $5.5 million and third $4.5 million is 7.52%, 7.53%, and 7.56%, respectively. The term of the $26 million facility is 60 months from April 24, 2015, with a maximum interest-only period of 36 months, depending if all tranches are drawn.

Pursuant to the Loan Agreement, we are required to make interest only payments through April 1, 2017. However, if subsequent tranches are drawn, the interest only period can be extended to a maximum of 36 months. At maturity (April 1, 2020), or earlier repayment in full, the Company is required to make a final payment fee to Oxford which is included in the effective interest rate of the loan. The current final payment fee associated with the loan is approximately $1.0 million.

Capital Expenditures

We incurred capital expenditures in relation to property, plant and equipment of $0.3 million, $1.2 million and $1.5 million in the years ended December 31, 2016, 2015 and 2014, respectively.

In the year ended December 31, 2016, $0.2 million was spent in the United Kingdom on manufacturing and development equipment.   For the year ended December 31, 2015, $0.2 million was spent in the United States and $0.4 million in the United Kingdom on manufacturing and development equipment and $0.5 million in the United States on office fixtures and fittings and IT equipment.  For the year ended December 31, 2014, $0.5 million was spent in the United States on training and IT equipment and $0.6 million in the United Kingdom on manufacturing and development equipment and $0.4 million in the United Kingdom on office fixtures and fittings and IT equipment.

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

F. Contractual Obligations and Commitments

The table below sets forth our contractual obligations and commercial commitments as of December 31, 2016 that are expected to have an impact on liquidity and cash flow in future periods.

	PAYMENTS DUE BY PERIOD
	LESS THAN 1 YEAR	BETWEEN 1 AND 3 YEARS	BETWEEN 3 AND 5 YEARS	MORE THAN 5 YEARS	TOTAL
	($ in thousands)
License maintenance obligations (1)	40	80	80	200	400
Debt obligations (2)(3)(4)(5)	5,755	15,685	22,833	-	44,273
Operating lease obligations	508	697	482	-	1,687
Total	6,303	16,462	23,395	200	46,360

(1)License maintenance obligations for royalty payments to a supplier.
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

(4)In April 2015 we entered into a $26 million secured loan facility with Oxford Finance LLC. To date, we have drawn $21 million under this facility. The loan is repayable in April 2020.
(5)In December 2016 we entered into a $10 million convertible debt facility with MicroPort NeuroTech China. The debt facility matures in December 2021.

We have contractual obligations for contingent consideration payments related to the Altura acquisition. The timing of the payments and amount payable in cash is not determinable as of December 31, 2016.  See Note 3 of our Consolidated Financial Statements.

G. Safe Harbor

See the section entitled "Information Regarding Forward-Looking Statements" at the beginning of this Annual Report.

Item 6   Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth certain information with respect to our directors and executive officers as of December 31, 2016.

NAME	AGE	POSITION
Raymond Cohen(1)(2)(3)	57	Chairman of the Board of Directors
Kurt Lemvigh	49	Chief Executive Officer
William J. Kullback	57	Chief Financial Officer
Peter Phillips	58	Chief Technology Officer
Michael H. Carrel(1)(2)(3)	46	Director
Jonathan Chen	42	Director
HongBin Sun	46	Director
John Rush(1)(2)(3)	58	Director

(1)Member of the Audit Committee as of December 31, 2016
(2)Member of the Nomination Committee as of December 31, 2016
(3)Member of the Compensation Committee as of December 31, 2016

Mr. Raymond Cohen joined Lombard on July 9, 2013 as non-executive Chairman. Mr. Cohen has extensive international medical device experience having held several Chairman and Chief Executive Officer positions on the boards of both publicly listed and private life sciences companies in the United States and Europe. Mr. Cohen currently serves as the Chief Executive Officer and member of the board of directors of Irvine, CA based Axonics Modulation Technologies, Inc., a venture backed developer of neuromodulation devices. Mr. Cohen also currently serves as the non-executive Chairman of Jenavalve Technology, Inc., a private Munich-based developer, manufacturer and marketer of transcatheter aortic valve systems; non-executive Chairman of BioLife Solutions, Inc. (OTC:BLFS), a manufacturer and marketer of biopreservation media for human cells; non-executive Chairman of Syncroness, Inc., a contract engineering firm and also serves as a non-executive director of Spectrum Pharmaceuticals, Inc. (Nasdaq:SPPI), a developer and marketer of oncology and hematology drugs. From mid-2010 to late 2012, Mr. Cohen served as Chief Executive Officer of Vessix Vascular, Inc., a developer of a novel percutaneous radiofrequency balloon catheter renal denervation system used to treat uncontrolled hypertension. In November 2012, during his tenure as Chief Executive Officer, the company was acquired by Boston Scientific Corporation (NYSE: BSX) in a structured transaction valued at up to $425 million.

Mr. Kurt Lemvigh is our Chief Executive Officer and has held that position since April 20, 2017. Mr. Lemvigh is a veteran medical device executive with over 30 years of experience creating profitable growth. He currently resides in the U.K. and has held senior sales, marketing and operational positions at various public and private companies including Spacelabs, Cardiac Science, GE and Marquette-Hellige. In addition to Europe and the United States, Mr. Lemvigh has conducted business in numerous international markets around the world including the Middle East, Japan, China, India and Latin America. Mr. Lemvigh received a B.A. in sales and marketing from Neils Brock Business University in Denmark.

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

Mr. Jonathan Chen joined the Board on December 18, 2016. He has served as Senior Vice President of International Operations and Investor Relations of MicroPort Scientific since July, 2012 and the Chairperson of IEC since September, 2015. Mr. Chen’s primary responsibilities include growing the company’s International business in markets outside of China, primarily in the markets of the U.S, Europe and South America. Mr. Chen has over 17 years of experience in the medical device industry. Prior to joining the Company, Mr. Chen worked for Angiotech Pharmaceuticals, Inc. for 6 years, where he was Senior Vice President of Business Development. He led the management team to build a $300 million medical products business through various acquisitions and licensing transactions. Prior to joining Angiotech, Mr. Chen was a life sciences investment banker for Credit Suisse and Alex. Brown & Sons. He helped his clients raise in excess of $2 billion in equity and debt capital and advised on over $3 billion in Mergers & Acquisitions transactions. Mr. Chen has a Bachelor of Arts degree in Economics and a Bachelor of Sciences degree with honors in Biological Sciences from Stanford University.

Mr. HongBin Sun joined the Board on December 18, 2016. He serves as the Chief Financial Officer of MicroPort Scientific, the Co-Chairperson of CEC and a member of IEC. Mr. Sun is currently holding the executive directorship in Shanghai MicroPort Orthopedics Co., Ltd., a subsidiary of the MicroPort Scientific. Mr. Sun has over 16 years of finance experience. Mr. Sun was the Director and General Manager of Otsuka China from 2006 to July 2010. From 2004 to 2006, he served as a Financial Director of Otsuka China. From 1998 to 2003, Mr. Sun was an Assistant Manager of the Shanghai office of KPMG. Mr. Sun is a member of the Chinese Institute of Certified Public Accountants and is also a Chartered Financial Analyst. Mr. Sun received his bachelor’s degree in Economics from Shanghai Jiao Tong University in China in 1998.

Mr. Michael H. Carrel is a director, having joined the Board in February 2015. He brings more than two decades of leadership experience and presently serves as the President and Chief Executive Officer of AtriCure, Inc., (Nasdaq: ATRC) a leading medical device company focused on surgical treatments for atrial fibrillation and left atrial appendage management. Since joining AtriCure in November 2012, Mr. Carrel has led the company through significant revenue growth including an increase of 31 percent over 2013. Prior to joining AtriCure, Mr. Carrel was the President and Chief Executive Officer of Vital Images, a publicly-traded medical imaging software company (Nasdaq: VTAL) from 2008 until it was sold to Toshiba in 2011. He stayed on as Chief Executive Officer of the new business unit within Toshiba until the integration was successfully completed in 2012. Mr. Carrel originally joined Vital Images in 2005 as Chief Operating and Financial Officer. During his time at Vital, Mr. Carrel worked extensively with leading physicians in numerous specialties to bring new products to market. Under his leadership, the company raised approximately $100 million in equity financing, grew revenue and profitability, increased global market share and expanded its presence to over 90 countries.

Mr. John Rush is a director and has 30 years of experience in the medical device sector, and currently serves as Chief Executive Officer of Inova Labs based in Austin, TX. Previously, Mr. Rush served as Chief Executive Officer of Lombard Medical Technologies PLC from 2009 to early 2011. During his tenure at Lombard, the Company successfully navigated through an IDE PMA trial in the United States which led to FDA approval for its AAA stent-graft in early 2013. Before joining Lombard, Mr. Rush was President and CEO of North American Scientific, Inc. (Nasdaq: NASM) and he also served as President and CEO of Micro Therapeutics, Inc. (Nasdaq: MTIX), an interventional neuroradiology company with operations in the United States and Europe. MTIX was purchased by ev3 and subsequent to that became a part of the Covidien Healthcare portfolio. Prior to MTIX, Mr. Rush spent 10 years with Scimed Life Systems/Boston Scientific in various management roles, including General Manager of Boston Scientific’s Asia Pacific business based in Singapore.

B. Compensation

The following discussion provides the amount of compensation paid, payable, and benefits in kind granted, by us and our subsidiaries to our directors and executive officers for services in all capacities to us and our subsidiaries for the year ended December 31, 2016, as well as the amount contributed by us or our subsidiaries into money purchase plans for the year ended December 31, 2016 to provide pension, retirement or similar benefits to, our directors and executive officers.

Name	Salary/ Fees(1)	Annual Bonus	Allowances (2)	Pension Benefit(3)	Share based benefits(4)	Total
	$	$	$	$	$	$
Non-Executive Directors
Raymond Cohen	120,000	—	—	—	26,232	146,232
Michael H. Carrel	57,336	—	—	—	13,116	70,452
Timothy Haines(5)	53,470	—	—	—	13,116	66,586
Simon Neathercoat(6)	24,792	—	—	—	—	24,792
Craig Rennie(6)	12,500	—	—	—	—	12,500
Jonathan Chen(7)	—	—	—	—	—	—
HongBin Sun(7)	—	—	—	—	—	—
John Rush	53,500	—		—	13,116	66,616
David Milne(5)	57,336	—	—	—	6,557	63,893
Executive Officers
Simon Hubbert(8)	338,750	106,706	16,260	33,870	—	495,586
William J. Kullback	300,000	93,750	—	13,750	—	407,500
Michael Gioffredi(9)	248,101	34,734	—	—	—	282,835
Linda D'Abate(10)	89,489	33,671	—	—	—	123,160
Peter Phillips	168,001	93,750	13,550	16,800	—	292,101
	1,469,805	362,611	29,810	64,420	72,137	2,052,253

(1)  For the year ended December 31, 2016, the compensation of all Directors and Executive Officers was set, and paid, in U.S. dollars, except for Mr. Hubbert and Mr. Phillips where the currency was Pound Sterling. The pounds sterling values have been translated into U.S. dollars at the 2016 average exchange rate of 1.36.

(2)  For our Executive Officers, these amounts represent the value of the personal benefits granted to our senior management for the year ended December 31, 2016, which include housing, car allowance and medical and life insurance.

(3) These amounts represent our contribution into money purchase plans.

(4)  The amounts shown are the grant date fair value of option awards granted in the year.  For a discussion of valuation assumptions used to determine grant date fair values, see Note 20 to our consolidated financial statements.

(5) Mr. Haines and Mr. Milne resigned from the board on December 18, 2016.
(6) Mr. Neathercoat and Mr. Rennie resigned from the Board of Directors on January 15, 2016.
(7) Mr. Chen and Mr. Sun joined the Board in December 2016.
(8) Mr. Hubbert resigned as an executive officer of the Company on April 18, 2017.
(9) Mr. Gioffredi resigned as an executive officer of the Company in August 2016
(10) Mrs. D’Abate resigned as an executive officer of the company in April 2016

Director Compensation

Directors’ fees are paid in line with market practice and are reviewed periodically. In 2016, Mr. Cohen, as Chairman, was paid an annual fee of $120,000, Mr. Carrell was paid an annual fee of $57,336 and Mr. Rush was paid an annual fee of $53,500. Timothy Haines, was the director appointed by Abingworth LLP, Mr. Chen and Mr. Sun as the directors appointed by MP NeuroTech China each received no fees. For details on the share option grants to our executive officers and directors, see Item 7B.

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

Executive Officer Compensation and Employment Agreements

The Company’s policy is to have employment agreements with executive officers with an indefinite term providing for a maximum of one year’s notice. Kurt Lemvigh was appointed on April 20, 2017 and has a one-year notice period. William J. Kullback was appointed on December 8, 2014 and has a one-year notice period. Peter Phillips was appointed on July 1, 2009 and has a one-year notice period.

The principal components of executive officers’ compensation packages are basic salary, a performance-related bonus, medium- and long-term incentives in the form of share options, pension contributions and other benefits. Executive officers are eligible for a performance related bonus based on achievement of various group and individual objectives during the year. In 2016, these awards were limited to a maximum of 60% of basic salary in respect of Simon Hubbert (CEO), 50% of basic salary in respect of William J. Kullback (CFO), and 40% of basic salary in respect of Peter Phillips (CTO).  In the event of a change in control, Mr. Kullback would receive a prorated portion of his total anticipated annual bonus for the year in which the change in control occurred. In addition, the Compensation Committee maintains the right to make one-off bonus award for exceptional performance. In 2016, no such awards were made.

All UK employees, including executive officers are invited to participate in a Group Personal Pension Plan, or GPPP, which is money-purchase in nature. The only pensionable element of compensation is basic salary. The Company contributes 10% of salary to the pension arrangements of the executive officers. In addition, the Company contributes 4% of salary and bonus to the 401(k) pension plans of any participating U.S. executive officers.

Benefits in kind for executive officers include life assurance, permanent health insurance and private medical insurance (including dental and optical insurance for U.S. executive officers). UK executive officers also receive a car allowance.

Details of the compensation paid to our executive officers in 2016 are shown in the table above.

For details on the share option grants to our executive officers and directors, see Item 7B.

C. Board Practices

Board of Directors

The Board currently comprises three independent directors these terms are used in the Nasdaq corporate governance rules.

Under an investment agreement with us, MicroPort has the right to nominate two persons to a Board position as long as MicroPort holds at least 10% of the issued share capital of the Company. Currently, Jonathan Chen and HongBin Sun are MicroPort’s representatives on the Board of Directors

Board Committees

The Board has established audit, nomination and compensation committees and has adopted a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee

Our Audit Committee for the year ended December 31, 2016 consisted of three directors, namely Raymond Cohen, Michael H. Carrel and John Rush. Each of Messrs. Cohen, Carrel and Rush satisfies the “independence” requirements of the Nasdaq Listing Rules and the SEC regulations. In addition, our Board has determined that Michael H. Carrel is qualified as an audit committee financial expert within the meaning of SEC regulations.

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

Nomination Committee

Our Nomination Committee for the year ended December 31, 2016 consists of three directors, namely Michael H. Carrel, Raymond Cohen, and John Rush. Each of Messrs. Carrel, Cohen and Rush satisfies the “independence” requirements of the Nasdaq Listing Rules and the SEC regulations.

Our Nomination Committee has responsibility for considering size, structure and composition of the Board, retirements and appointments of additional and replacement directors, and making appropriate recommendations to the Board.

 The written charter for our Nomination Committee is available on our website.

Compensation Committee

Our Compensation Committee consists of three directors, namely John Rush, Raymond Cohen, and Michael H. Carrel.  Each of Messrs. Carrel, Cohen and Rush satisfies the “independence” requirements of the Nasdaq Listing Rules and the SEC regulations.

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

Raymond Cohen was appointed on July 9, 2013 and has a three-month notice period. Michael H. Carrel was appointed on February 11, 2015 and has a three-month notice period. John Rush was appointed on October 12, 2009, originally as Chief Executive Officer, before becoming Non-Executive Chairman on January 1, 2011 and then a Non-Executive Director on July 9, 2013, and has a three-month notice period. Jonathan Chen and HongBin Sun were appointed on December 18, 2016 and do not have a notice period.

D. Employees

The average number of employees by function and geographic location in the years ended December 31, 2016, 2015, and 2014 was as follows:

	2016	2015	2014
By Function:
Manufacture	82	93	65
Selling, marketing and distribution	13	59	65
Research and development	9	19	26
Administration	9	18	16
Total	113	189	172
By Geography:
United Kingdom	104	119	115
North America	4	62	49
Europe	4	7	7
Rest of the World	1	1	1
Total	113	189	172

We have never had a work stoppage and none of our employees are covered by collective bargaining agreements or represented by a labor union. We believe our employee relations are good.

E. Share Ownership

Share ownership by the directors and executive officers as at the date of this Annual Report is shown in the following table:

	Ordinary Shares Beneficially Owned(1)
Name of Beneficial Owner	Number	Percent
Raymond Cohen	147,840	*
Michael H. Carrel	38,083	*
John Rush	113,310	*
Kurt Lemvigh(2)	500,000	2.0%
William Kullback	213,438	*
Peter Phillips	278,598	1.0%
(1) The voting rights of the shares owned by the directors and executive officers are the same as the other shareholders. (2) Represents 500,000 shares granted to Mr. Lemvigh upon the date of his hire.

Share options held by the directors and executive officers as at the date of this Annual Report are shown in the following table:

	Ordinary Shares Underlying Options Awarded	Exercise Price (£/share)	Exercise Price ($/share)	Date of Grant	Date of Expiration
Raymond Cohen	83,893	2.50		9/25/2013	9/24/2023
	37,500		3.90	4/23/2014	4/22/2024
	28,000		1.28	1/4/2016	1/3/2026
	115,270		0.66	1/26/17	1/25/27
	264,663

Michael H. Carrel	40,464		3.90	2/17/2015	2/16/2025
	14,000		1.28	1/4/2016	1/3/2026
	42,024		0.66	1/26/17	1/24/27
	96,488

John Rush	7,656	2.50		2/5/2010	2/4/2020
	46,711	2.50		9/8/2011	9/7/2021
	30,225	2.50		6/13/2013	6/12/2023
	12,500		3.90	4/23/2014	4/22/2024
	14,000		1.28	1/4/2016	1/3/2026
	85,717		0.66	1/26/17	1/25/27
	196,809

Kurt Lemvigh	2,000,000		0.60	04/20/17	04/19/27

William J. Kullback	161,859		3.90	12/8/2014	12/7/2024
	135,000		1.30	12/31/2015	12/30/2025
	229,053		0.66	1/26/17	1/25/27
	525,912

Peter Phillips	14,395	2.50		2/5/2010	2/4/2020
	25,939	2.50		8/26/2011	8/25/2021
	10,069	2.50		9/8/2011	9/7/2021
	117,382	2.50		6/13/2013	6/12/2023
	75,001		3.90	4/23/2014	4/22/2024
	56,000		1.30	12/31/2015	12/30/2025
	230,540		0.62	1/26/17	1/25/27
	529,326

Item 7      Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2016 by:

■	each of our executive officers and directors; and
■	each person, or group of affiliated persons, who is known by us to beneficially own 5% or more of our ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our ordinary shares. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days of December 31, 2016 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person.

Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of our ordinary shares beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the address of the beneficial owner is c/o Lombard Medical House, 4 Trident Park, Didcot, Oxfordshire OX11 7HJ, UK.

	Ordinary Shares Beneficially Owned[1]
Name of Beneficial Owner	Number	Percent
5% Beneficial Owners
MicroPort NeuroTech Corp.	8,064,516	28.9%
Invesco Asset Management Limited	6,317,851	22.6%
Abingworth LLP	3,473,452	12.4%

Our Directors
Raymond Cohen²	146,799	*
Michael H. Carrel[3]	33,587	*
John Rush[4]	112,963	*
Jonathan Chen	—	*
HongBin Sun	—	*

Our Executive Officers
Kurt Lemvigh[5]	562,500	2.0%
William J. Kullback[6]	184,203	*
Peter Phillips[7]	271,848	1.0%

* Represents beneficial ownership of less than one percent of our outstanding ordinary shares.
1 The number of shares owned as shown both in this table and the accompanying footnotes and percentage ownership is based on 27,950,785 ordinary shares outstanding on December 31, 2016.
2 Consists of 13,225 ordinary shares and options over 133,574 ordinary shares.
3 Consists of options over 33,587 ordinary shares.
4 Consists of 9,607 ordinary shares and options over 103,356 ordinary shares.
5 Consists of options over 562,500 ordinary shares.
6 Consists of 14,805 ordinary shares and options over 169,398 ordinary shares.
7 Consists of 9,368 ordinary shares and options over 262,480 ordinary shares.

Holdings by U.S. Shareholders

Based upon a review of the information provided to us by our transfer agent, as of March 31, 2017, there were 420 holders of record of our shares, of which 37 record holders holding 19,574,827, or approximately 70%, of our outstanding ordinary shares, had registered addresses in the United States. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, nor is it representative of where such beneficial holders reside, since the shares held in the name of Cede & Co. are listed for trading on the Nasdaq and are beneficially owned by a wide range of underlying beneficial shareholders who hold their shares in “street name.”  In particular we are aware, based on public filings, that three of our principal beneficial shareholders, MicroPort Scientific, Invesco Asset Management Limited and Abingworth LLP, who together held 64% of our outstanding ordinary shares, reside outside the United States.

Changes in Major Shareholdings

To our knowledge, the changes in the percentage ownership held by the major shareholders since December 31, 2013 is as shown in the following table:

	Lombard Medical Technologies plc	Lombard Medical, Inc.
	Before Nasdaq IPO April 25, 2014	After Nasdaq IPO April 25, 2014	December 31, 2015	December 31, 2016
MicroPort NeuroTech Corp.	—	—	—	28.9%
Invesco Asset Management Limited	39.0%	39.0%	31.8%	22.6%
Abingworth LLP	17.8%	16.8%	17.4%	12.4%
FIL Investments International (Fidelity)	9.5%	7.6%	<5%	<5%
LSP Life Sciences Fund NV	5.7%	5.1%	<5%	<5%
SV Life Sciences Advisers LLP	—	—	5.4%	<5%

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

December 2016

On December 18, 2016, the Company entered into an investment agreement with MicroPort.  MP NeuroTech purchased $5 million in shares at $0.62 per share or 8,064,516 shares representing an approximately 28.9% ownership stake in the Company based on shares currently outstanding.

Share repricing

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

In January 2017, the Board of Directors approved a repricing of option awards held by employees and directors. Under the terms of this repricing, the Company repriced certain employee and director stock options having an exercise price of $3.90 or above to an exercise price of $0.66, which represented the closing share price on the day of the repricing. Other than the exercise price, all other terms of the repriced options, such as vesting and contractual life, remained the same. As a result of this repricing, we repriced a total of 1,041,809 outstanding options with a range of new exercise prices of $0.62 to $0.90 per share.

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

April 23, 2014 Share Option Grant

On April 23, 2014, we granted 675,086 new share options over ordinary shares of $0.01 each, at an exercise price of $11.00 per share, to our directors and employees. The number of share options granted to each director is shown in the table below:

NAME	SHARE OPTIONS GRANTED	TOTAL SHARE OPTIONS HELD FOLLOWING GRANT
Ian Ardill	50,001	161,857
Raymond Cohen	37,500	121,393
Linda D'Abate	80,928	80,928
Michael Gioffredi	50,000	161,857
Simon Hubbert	150,001	485,573
Simon Neathercoat	12,500	62,360
Peter Phillips	75,001	242,786
Craig Rennie	12,500	51,789
John Rush	12,500	97,092

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

August 18, 2015 Share Option Grant

On August 18, 2015, we granted 49,840 new share options over ordinary shares of $0.01 each, at an exercise price of $3.90 per share, to David Milne. After the grant, Mr. Milne held 49,840 share options over ordinary shares of $0.01 each.

December 31, 2015 Share Option Grant

On December 31, 2015, we granted 1,016,000 new share options over ordinary shares of $0.01 each, at an exercise price of $1.30 per share, to our directors and employees.  The number of share options granted to each director is shown in the table below:

NAME	SHARE OPTIONS GRANTED	TOTAL SHARE OPTIONS HELD FOLLOWING GRANT
William Kullback	135,000	296,859
Peter Phillips	56,000	298,786

January 4, 2016 Share Option Grant

On January 4, 2016, we granted 56,000 new share options over ordinary shares of $0.01 each, at an exercise price of $1.28 per share Raymond Cohen received 28,000 options, Michael Carrel and John Rush received each 14,000 options.  After the grant, Mr. Cohen held 149,393 share options, Mr. Carrel held 54,464 share options and Mr. Rush held 111,092 share options.

April 20, 2017 Share Option Grant

On April 20, 2017, we granted 2,000,000 new share options over ordinary shares of $0.01 each at an exercise price of $0.60 per share to Kurt Lemvigh.  After the grant, Mr. Lemvigh held 2,000,000 share options.

Employment Agreements

Each of Kurt Lemvigh, our Chief Executive Officer, William J. Kullback, our Chief Financial Officer, and Peter Phillips, our Chief Technology Officer have employment agreements with us.

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

Item 8   Financial Information.

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

B. Significant Changes

Except as disclosed in Note 23 to our consolidated financial statements included as part of this Annual Report, there have been no significant changes since December 31, 2016.

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

	Price Per Ordinary Share
	$
	High	Low
Annual (Year Ended December 31):
2015	6.50	1.25
2016	1.83	0.55

Quarterly:
First Quarter 2016	1.35	0.55
Second Quarter 2016	1.83	1.07
Third Quarter 2016	1.31	0.81
Fourth Quarter 2016	0.95	0.58
First Quarter 2017	0.88	0.56

Most Recent Six Months:
October 2016	0.95	0.82
November 2016	0.81	0.63
December 2016	0.80	0.58
January 2017	0.69	0.56
February 2017	0.69	0.61
March 2017	0.82	0.58

Historical Market Prices – Lombard Medical Technologies plc

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on AIM in pounds sterling.

	Price Per Ordinary Share
	$
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
Second Quarter 2014 (April 1, 2014 – April 25, 2014)

B. Plan of Distribution

Not applicable.

C. Markets

Since April 25, 2014, 19,885,965 ordinary shares of Lombard Medical, Inc. have been listed on the Nasdaq Global Market, under the symbol "EVAR". Until April 30, 2014, 44,743,187 ordinary shares of Lombard Medical Technologies plc were listed on AIM, a market operated by the London Stock Exchange, under the symbol “LMT”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10   Additional Information

A. Share Capital

Not applicable.

B. Memorandum and articles of association

The information called for by this item has been reported previously in our Registration Statement on form F-1 (File No. 333-194461), filed with the SEC March 10, 2014, as amended, under the heading "Description of Share Capital" and is incorporated by reference into this Annual Report.

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

This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase ordinary shares. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder based on such holder’s particular circumstances, including Medicare tax imposed on certain investment income. In particular, this discussion considers only U.S. Holders that will own ordinary shares as capital assets within the meaning of section 1221 of the Code and does not address the potential application of U.S. federal alternative minimum tax or the U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including:

■	broker dealers or insurance companies;
■	U.S. Holders who have elected mark-to-market accounting;
■	tax-exempt organizations or pension funds;
■	regulated investment companies, real estate investment trusts, insurance companies, financial institutions or “financial services entities”;
■	U.S. Holders who hold ordinary shares as part of a “straddle,” “ hedge,” “ constructive sale” or “conversion transaction”or other integrated investment;
■	U.S. Holders who own or owned, directly, indirectly or by attribution, at least 10% of the voting power of our ordinary shares;
■	U.S. Holders whose functional currency is not the U.S. Dollar;
■	U.S. Holders who received ordinary shares as compensation;
■	U.S. Holders who are otherwise subject to UK taxation;
■	persons holding ordinary shares in connection with a trade or business outside of the United States; and
■	certain expatriates or former long-term residents of the United States.

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

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on Display

You may read and copy any reports or information that we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling at the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other about issuers, like us, that file electronically with the SEC. The address of that site is "www.sec.gov".

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

Item 13   Defaults, Dividend Arrearages and Delinquencies

None.

Item 14   Material Modifications to The Rights of Security Holders and Use of Proceeds

A. Material Modifications to the Rights of Security Holders

Not applicable.

B. Use of Proceeds

Not applicable.

Item 15   Controls & Procedures

We have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) under the supervision and the participation of the Executive Management Board, which is responsible for the management of the internal controls, and which includes the Chief Executive Officer and the Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation as of December 31, 2016, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures (i) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report in ensuring that information required to be recorded, processed, summarized and reported in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016.  No matter how well designed, because of inherent limitations in all control systems, internal control over financial reporting may not prevent or detect misstatements should they occur. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the control procedures may deteriorate. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on such assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2016.

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

Item 16A Audit Committee Financial Expert

Our board of directors has determined that Michael H. Carrel is a financial expert as contemplated by the rules of the SEC implementing Section 407 of the Sarbanes Oxley Act of 2002. The Audit Committee consists of three directors, namely Michael H. Carrel, Timothy Haines, and David Milne.

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

Item 16C Principal Accountant Fees and Services

The aggregate fees billed by our principal accountants, Baker Tilly Virchow Krause LLP or the year ended December 31, 2016 and PricewaterhouseCoopers LLP, for the year ended December 31, 2015 are shown in the table below.

	YEAR ENDED DECEMBER 31,
	2016	2015
	($ in thousands)
Audit fees	$126	$145
Audit related services (1)	-	507
Tax fees	67	18
Other Services	-	101
Total fees	$193	$771

(1) Audit related services in 2015 related primarily to the work performed on the Form F-3.

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

Item 16F Change in the Registrants Certifying Accountant

In May 2, 2016, PricewaterhouseCoopers LLP, United Kingdom (PwC”) resigned as our independent registered public accounting firm and Baker Tilly Virchow Krause, LLP (“BTVK”) was selected by the Board of Directors to serve as the Company’s new independent registered public accounting firm commencing January 1, 2016.  During the fiscal years ended December 31, 2015 and 2014 there were no (1) disagreements (as defined in the instructions to Item 16F of Form 20-F) with PwC, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to their satisfaction, would have caused them to make reference thereto in connection with their opinion, or (2) reportable events (as defined in Item 16F of Form 20-F).

The audit reports of PwC on the Consolidated Financial Statements of Company and its subsidiaries for December 31, 2015 and 2014, did contain a going concern reservation.

During the fiscal years ended December 31, 2015 and 2014 there have been no reportable events as defined under Item 16F(a)(1)(v) of Form 20-F.  We have provided PwC with a copy of this annual report on Form 20-F prior to its filing with the SEC and requested that PwC furnish a letter addressed to the SEC stating whether it agrees with the statements made in this Item 16F.  A copy of PwC letter to the SEC dated April 28, 2017 is included as Exhibit 4.27 to this annual report.

During the two most recent fiscal years prior to the recommendation by the Board to appoint BTVK as our independent registered accounting firm, neither we nor anyone on our behalf consulted BTVK regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, nor has BTVK provided to us a written report or oral advice that BTVK concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a "disagreement" with PwC as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a "reportable event," as that term is described in Item 16F(a)(1)(v) of Form 20-F.

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

	Nasdaq Corporate Governance Standards – Section 5600	Lombard Medical Corporate Practices
■

 5620(b): Meetings of Shareholders –Proxy Solicitation

Each Company that is not a limited partnership shall solicit proxies and provide proxy statements for all meetings of Shareholders and shall provide copies of such proxy solicitation to Nasdaq.

Nasdaq Rule 5620(b), which requires a company, for all meetings of shareholders, to solicit proxies and provide proxy statements. As allowed by the laws of the Cayman Islands, while we may solicit proxies and provide proxy statements, however we do not intend to adopt any such requirements.

■

 5620(c): Meetings of Shareholders –Quorum

Each Company that is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of the holders of common stock; provided,

however, that in no case shall such quorum be less than 33 1/3 % of the outstanding shares of the Company’s common voting stock.

As allowed by the laws of the Cayman Islands, our amended and restated memorandum and articles of association will establish a minimum quorum requirement that will be two shareholders present (in person or by proxy) at a meeting and entitled to vote on the business to be dealt with who represent not less than one-third of the total par value of our issued and outstanding voting shares in the company are a quorum. See “Description of Share Capital—Memorandum and Articles of Association—Shareholder Meetings.”

■

5635(a): Shareholder Approval –Acquisition of Stock or Assets of Another Company

Shareholder approval is required prior to the issuance of securities in connection with the acquisition of the stock or assets of another company if:

(1) where, due to the present or potential issuance of common stock, including shares issued pursuant to an earn-out provision or similar type of provision, or securities convertible into or exercisable for common stock, other than a public offering for cash:

(A) the common stock has or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of stock or securities convertible into or exercisable for common stock; or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities; or

(2) any director, officer or Substantial Shareholder (as defined by Rule 5635(e)(3)) of the Company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the Company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common shares or voting power of 5% or more.

As allowed by the laws of the Cayman Islands, our amended and restated

memorandum and articles of association allow our board of directors to take all action with respect to the acquisition of stock or assets of another company without shareholder approval. While we may choose to seek shareholder approval of any such acquisitions, we do not intend to adopt any requirements for shareholder approval in our amended and restated memorandum and articles of association.

■

5635(b): Shareholder Approval – Change of Control

Shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Company.

As allowed by the laws of the Cayman Islands, our amended and restated

memorandum and articles of association allow our board of directors to take all action with respect to allotment and issuance of shares without shareholder approval. While we may choose to seek shareholder approval of any such issuances of securities, we do not intend to adopt any requirements for shareholder approval in our amended and restated memorandum and articles of association.

■

 5635(c): Shareholder Approval –Equity Compensation

Shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers,

directors, employees, or consultants, except for:

(1) warrants or rights issued generally to all security holders of the Company or stock purchase plans available on equal terms to all security holders of the Company (such as a typical dividend reinvestment plan);

(2) tax qualified, non-discriminatory employee benefit plans (e.g., plans that meet the requirements of Section 401(a) or 423 of the Internal Revenue Code) or parallel nonqualified plans, provided such plans are approved by the Company’s independent compensation committee or a majority of the Company’s Independent Directors; or plans that merely provide a convenient way to purchase shares on the open market or from the Company at

Market Value;

(3) plans or arrangements relating to an acquisition or merger as permitted under IM-5635-1; or

(4) issuances to a person not previously an employee or director of the Company, or following a bona fide period of non-employment, as an inducement material to the individual’s entering into employment with the Company, provided such issuances are approved by either the

Company’s independent compensation committee or a majority of the Company’s Independent Directors. Promptly following an issuance of any employment inducement grant in reliance on this exception, a Company must disclose in a press release the material terms of the grant, including the recipient(s) of the grant and the number of shares involved.

As allowed by the laws of the Cayman Islands, our amended and restated memorandum and articles of association allow our board of directors to take all action with respect to equity compensation without shareholder approval.

Our board of directors has delegated this authority to our independent Compensation Committee to take all action with respect to compensation and we do not intend to adopt any requirements for shareholder approval in our amended and restated memorandum and articles of association.

■

5635(d): Shareholder Approval –Private

Placements

Shareholder approval is required prior to the issuance of securities in connection with a transaction other than a public offering involving:

(1) the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable for common stock) at a price less than the greater of book or market value which together with sales by officers, directors or Substantial Shareholders of the Company equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance; or

(2) the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable common stock) equal to 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.

As allowed by the laws of the Cayman Islands, our amended and restated

memorandum and articles of association allow our board of directors to take all action with respect to allotment and issuance of shares without shareholder approval. While we may choose to seek shareholder approval of any such issuances of securities, we do not intend to adopt any requirements for shareholder approval in our amended and restated memorandum and articles of association.

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

Item 18

Financial Statements

The financial statements are filed as part of this Annual Report beginning on page F-1.

Item 19 Exhibits

Exhibit Number		Description of Exhibit
4.1	(1)	* Loan Agreement between Lombard Medical Technologies plc and Medico’s Hirata Inc.
4.2	(1)	* Rules of Lombard Medical Technologies plc Share Option Plan as amended by the Board on February 5, 2010 and approved by Shareholders on May 20, 2010
4.3	(6)	* Contract of Employment between Lombard Medical Technologies plc and Kurt Lemvigh effective as of April 20, 2017
4.4	(5)	* Contract of Employment between Lombard Medical Technologies plc and Bill Kullback effective as of
4.5	(5)	* Contract of Employment between Lombard Medical Technologies plc and Peter Phillips effective as of
4.6	(1)	* Patent License Agreement between Lombard Medical Limited and Medtronic, Inc. dated October 14, 2013
4.7	(1)	* Lease between The Irvine Company LLC and Lombard Medical Technologies, Inc. dated August 2, 2013 in connection with Suite No. 260, 15420 Laguna Canyon Road, Irvine, CA, 92618
4.8	(1)	* Lease between Hartberg Investments Limited and Lombard Medical Technologies plc dated November 12, 2013 in connection with Unit 2A, Trident Park, Basil Hill Road, Didcot, UK, OX117HJ
4.9	(1)

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

4.14	(2)	* Consent and First Amendment to Loan Agreement, dated as of July 30, 2015, by and among Oxford Finance LLC, the lenders party thereto, Lombard Medical Technologies, Inc. and Altura Medical, Inc.
4.15	(2)	* Loan and Security Agreement, dated as of April 24, 2015, by and among Oxford Finance LLC, the lenders party thereto and Lombard Medical Technologies, Inc.
4.16	(2)	* Form of Amended and Restated Secured Promissory Note 1 (Term A Loan) between Lombard Medical Technologies, Inc. and Oxford Finance LLC.
4.17	(2)	* Form of Secured Promissory Note 1 (Term A Loan) between Lombard Medical Technologies, Inc. and Oxford Finance LLC.
4.18	(2)	* Pledge Agreement, dated as of July 30, 2015, between Lombard Medical, Inc. and Oxford Finance LLC.
4.19	(2)	* Pledge Agreement, dated as of April 24, 2015, between Lombard Medical Technologies Limited and Oxford Finance LLC.
4.20	(2)	* Guarantee and Indemnity, dated as of April 24, 2015, between Lombard Medical, Inc., Lombard Medical Technologies Limited, Lombard Medical Limited and Oxford Finance LLC.
4.21	(2)	* Debenture, dated as of April 24, 2015, among Lombard Medical Technologies Limited, Lombard Medical Limited and Oxford Finance LLC.
4.22	(2)	* Debenture, dated as of April 24, 2015, between Lombard Medical, Inc. and Oxford Finance LLC.
4.23	(2)	* Charge Over Shares, dated as of April 24, 2015, between Lombard Medical, Inc. and Oxford Finance LLC
4.24	(2)	* Form of Warrant to Purchase Shares between Lombard Medical, Inc. and Oxford Finance LLC.
4.25	(4)	* Investment Agreement dated December 18, 2016 by and among Lombard Medical, Inc. and MicroPort NeuroTech Corp. and MicroPort NeuroTech CHINA Corp LIMITED
4.26	(4)	* Subordination Agreement dated December 18, 2016 by and between MicroPort NeuroTech CHINA Corp. LIMITED and Oxford Finance LLC
4.27		Brazil Registration and Distribution Agreement dated April 3, 2017
4.28		China Registration and Distribution Agreement dated April 3, 2017
4.29		Component Manufacturing Agreement dated April 3, 2017
4.30		Technology Licensing and Manufacturing Agreement dated April 3, 2017
8.1		List of subsidiaries
12.1		Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2		Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1		Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2		Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1		Consent of Baker Tilly Virchow Krause LLP
15.2		Consent of PricewaterhouseCoopers LLP
15.3		Letter to SEC from PricewaterhouseCoopers LLP dated April 28, 2017
		*Previously filed.
		†Confidential treatment requested.
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
		(4)Incorporated by reference to the exhibits to the Registrant’s Form 6-K, filed on December 19, 2016
		(5) Incorporated by reference to the exhibits to the Registrant’s Annual Report on Form 20-F, filed on April 28, 2016
		(6)Incorporated by reference to the exhibits to the Registrant’s Form 6-K, filed on April 20, 2017

 Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Lombard Medical, Inc.

	By:	/s/ KURT LEMVIGH
Name: Kurt Lemvigh
Title: Chief Executive Officer
Date: April 28, 2017

LOMBARD MEDICAL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders, Audit Committee and Board of Directors

Lombard Medical, Inc.

We have audited the accompanying consolidated balance sheet of Lombard Medical, Inc. as of December 31, 2016, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lombard Medical, Inc. as of December 31, 2016 and the results of its operations and cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying consolidated financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the company has suffered recurring losses from operations and negative cash flows from operations and will require additional financing to fund future operations. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
April 28, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of Lombard Medical, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive loss, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Lombard Medical, Inc. and its subsidiaries at December 31, 2015, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses and negative cash flows from operations and will require additional financing to fund future operations. These circumstances raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Reading, United Kingdom
April 29, 2016

Consolidated Balance Sheets as of December 31, 2016 and 2015

		2016 $’000	2015 $’000
	NOTE
Assets
Goodwill	3,4	14,662	16,052
Intangible assets	3,5	18,148	21,889
Property, plant and equipment	6	1,373	3,043
Trade and other receivables	8	—	176
Non-current assets		34,183	41,160

Inventories	7	6,877	6,462
Trade and other receivables	8	3,821	4,168
Taxation recoverable		2,089	1,618
Cash and cash equivalents		20,797	32,332
Current assets		33,584	44,580
Total assets		67,767	85,740

Liabilities
Trade and other payables	9	(5,805)	(8,236)
Current portion of long-term notes		(4,267)	—
Current liabilities		(10,072)	(8,236)

Borrowings	10	(28,025)	(23,115)
Conversion liability	10	(2,267)	—
Deferred tax liabilities	3, 18	—	(674)
Contingent consideration	3, 11	(13,430)	(10,600)
Non-current liabilities		(43,722)	(34,389)
Total Liabilities		(53,794)	(42,625)

Net assets		13,973	43,115

Equity
Called up share capital	12	280	199
Share premium account	12	68,710	63,853
Capital reorganization reserve	12	205,686	205,686
Translation reserve		(2,885)	1,270
Accumulated loss		(257,818)	(227,893)
Total equity		13,973	43,115

The accompanying notes form part of these consolidated financial statements.

Consolidated Statements of Comprehensive Loss for the years ended December 31, 2016, 2015, and 2014

		2016 $’000	2015 $’000	2014 $’000
	NOTE
Revenue	13	12,169	15,114	13,277
Cost of sales		(11,027)	(8,296)	(7,541)
Gross profit		1,142	6,818	5,736

Selling, marketing and distribution expenses		(12,022)	(23,125)	(21,363)
Research and development expenses		(7,669)	(11,279)	(9,213)
Administrative expenses		(6,972)	(11,707)	(9,800)
Initial Public Offering expenses		—	—	(1,503)
Change in fair value of contingent consideration		(2,830)	—	—
Impairment - goodwill and long-lived intangibles		(3,360)	—	—
Total operating expenses		(32,853)	(46,111)	(41,879)
Operating loss		(31,711)	(39,293)	(36,143)

Change in fair value of financial instruments		1,412	—	—
Finance income		93	134	247
Finance costs	17	(2,310)	(860)	(83)
Loss before taxation		(32,516)	(40,019)	(35,979)
Taxation	18	1,481	2,215	1,227
Loss for the year		(31,035)	(37,804)	(34,752)

Other comprehensive income/(loss):
Items that may subsequently be reclassified to profit or loss
Currency translation differences		(4,155)	(975)	(1,947)
Total comprehensive loss for the year		(35,190)	(38,779)	(36,699)

Basic and diluted loss per ordinary share	19	(1.54)	(2.13)	(2.39)

The accompanying notes form part of these consolidated financial statements.

Consolidated Statements of Changes in Equity for the years ended December 31, 2016, 2015 and 2014
					CAPITAL REORG RESERVE
		SHARE PREMIUM ACCOUNT		TRANSLATION RESERVE		ACCUM LOSS	TOTAL EQUITY
	SHARE CAPITAL		OTHER RESERVES
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At January 1, 2014	52,406	134,305	19,087	4,192	—	(160,657)	49,333

Loss for the year	—	—	—	—	—	(34,752)	(34,752)
Share-based compensation	—	—	—	—	—	2,541	2,541
Capital reorganization	(52,294)	(134,305)	(19,087)	—	205,686	—	—
Issue of ordinary shares	50	54,950	—	—	—	—	55,000
Share issue expense	—	(5,342)	—	—	—	—	(5,342)
Currency translation	—	—	—	(1,947)	—	—	(1,947)

At December 31, 2014	162	49,608	—	2,245	205,686	(192,868)	64,833

Loss for the year	—	—	—	—	—	(37,804)	(37,804)
Share-based compensation	—	—	—	—	—	2,779	2,779
Issue of ordinary shares	37	14,245	—	—	—	—	14,282
Currency translation	—	—	—	(975)	—	—	(975)
At December 31, 2015	199	63,853	—	1,270	205,686	(227,893)	43,115

Loss for the year	—	—	—	—	—	(31,035)	(31,035)
Share-based compensation	—	—	—	—	—	1,110	1,110
Issue of ordinary shares	81	4,857	—	—	—	—	4,938
Currency translation	—	—	—	(4,155)	—	—	(4,155)
At December 31, 2016	280	68,710	—	(2,885)	205,686	(257,818)	13,973

The accompanying notes form part of these consolidated financial statements.

Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014

	2016	2015	2014
	$’000	$’000	$’000
Cash outflow from operating activities
Loss before taxation	(32,516)	(40,019)	(35,979)
Depreciation and amortization of licenses, software and property, plant and equipment	2,138	1,798	1,171
Change in fair value of contingent liabilities	2,830	—	—
Change in derivative liability	(1,412)	—	—
Impairment of intangibles and goodwill	3,360	—	—
Share based compensation expense	1,110	2,779	2,541
Loss on sale of tangible assets	389	66	—
Net finance expense/(income)	2,217	726	(164)
Increase in inventories	(1,481)	(1,779)	(1,841)
(Increase)/decrease in receivables	2	(185)	(483)
Increase/(decrease) in payables	(1,818)	234	(790)
Net cash used in operating activities	(25,181)	(36,380)	(35,545)
Research and development tax credits received / (income tax paid)	(14)	2,584	1,172
Net cash outflow from operating activities	(25,195)	(33,796)	(34,373)

Cash flows from investing activities
Interest received	54	87	167
Purchase of property, plant and equipment	(265)	(1,239)	(1,481)
Proceeds from sale of property plant and equipment	117	—	—
Purchase of intangible assets	—	(15)	(266)
Cash paid for acquisition	—	(200)	—
Net cash flows used in investing activities	(94)	(1,367)	(1,580)

Cash flows from financing activities
Interest paid	(1,450)	(688)	—
Proceeds from issue of loan notes	12,407	21,000	—
Loan notes issuance expenses	(88)	(438)	—
Loan notes repaid	—	(5,331)	—
Proceeds from issue of ordinary shares	5,000	—	55,000
Share issue expenses	(62)	—	(5,342)
Net cash flows from financing activities	15,807	14,543	49,658
(Decrease)/increase in cash and cash equivalents	(9,482)	(20,620)	13,705

Cash and cash equivalents at beginning of year	32,332	53,334	40,866
Effects of exchange rates on cash and cash equivalents	(2,053)	(382)	(1,237)
Cash and cash equivalents at end of year	20,797	32,332	53,334

The accompanying notes form part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1 Accounting Policies

Basis of Preparation

Lombard Medical, Inc. (the “Company” or the “Group”) is a medical technology company specializing in developing, manufacturing, and marketing endovascular stent-grafts used in the repair of aortic aneurysms. The Company’s lead product, Aorfix, is used in the treatment of abdominal aortic aneurysms. The financial statements as of December 31, 2016 and 2015 and for the three years ended December 31, 2016 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and the International Financial Reporting Standards Interpretations Committee (“IFRS IC”), collectively IFRS.

The financial statements were approved for issuance by the Board on April 20, 2017.

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

The exchange rates relevant for each period were as follows:

	2016	2015	2014
Sterling/U.S. dollar exchange rate
Closing Rate	1.23	1.48	1.55
Average Rate	1.36	1.53	1.64

The accounting policies have been applied consistently throughout the year except where otherwise indicated.

Financing and Going Concern as of December 31, 2016

These financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operational existence for the foreseeable future. The Group has incurred significant losses and negative cash flows from operations since inception. The Group incurred a net loss for the year ended December 31, 2016 of $31.0 million (2015: $37.8 million), and as at December 31, 2016 had an accumulated deficit of $257.8 million (2015: $227.9 million) and cash and cash equivalents of $20.8 million (2015: $32.3 million).

Based on forecasts revised in December 2016, the Company expects to use up its current cash resources between Q1 2018 and Q2 2018, depending on the effectiveness of the cost savings programs being implemented by management. The Company therefore needs to raise additional capital or incur indebtedness to continue to fund its future operations, which may come from one or a number of public or private sources.

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

On November 9, 2016, the Company received a NASDAQ Staff Deficiency Letter indicating that the Company is not in compliance with the minimum bid price requirement for continued listing.  According to the letter from NASDAQ, the Company had a grace period of 180 calendar days, starting November 9, 2016, to regain compliance with the minimum bid price requirement

Financing and Going Concern as of December 31, 2015

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

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. An investor controls an investee when it has power over the relevant activities, exposure to variable returns from the investee and the ability to affect those returns through its power over the investee. The financial statements of subsidiaries are prepared for the same reporting year as the Company using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist. All intercompany balances and transactions, including unrealized profits arising from intra-group transactions, have been eliminated in full.

Critical Accounting Estimates and Assumptions

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year are the measurement and impairment of intangible assets (including goodwill), the contingent consideration relating to the acquisition of Altura Medical, Inc. (“Altura”), the beneficial conversion option related to the MicroPort investment agreement and the estimation of share-based compensation expense.

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

Beneficial Conversion Option
The estimation of the fair value of the beneficial conversion option related to the convertible debt with MicroPort requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen.

Share-Based Compensation Expenses

The estimation of share-based compensation expense requires the selection of an appropriate valuation model, consideration as to the inputs necessary for the valuation model chosen, the estimation of the number of awards that will ultimately vest and inputs based on participation of employees (see note 20).

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

Research & Development Expenditure

The treatment of research and development expenditure requires an assessment of the expenditure in order to determine whether or not it is appropriate to capitalize costs and recognize as an asset on the balance sheet in accordance with IAS 38. The Group considers that the regulatory, technical and market uncertainties inherent in the development and commercialization of new products mean that development costs incurred to date have not yet met the relevant capitalization criteria and so should not be capitalized as intangible assets and consequently expenditure on research and development have been expensed to the statement of comprehensive income/loss as incurred.

Goodwill

Goodwill was recognized under UK GAAP prior to the adoption of IFRS. Upon adoption of IFRS on January 1, 2006, the Goodwill was carried over and is stated at net book value at that date. Goodwill arising on the acquisition of subsidiary or associate undertakings and businesses subsequent to January 1, 2006, representing any excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired, is capitalized. Goodwill is not amortized but is reviewed for impairment annually or upon a triggering event.

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

Production equipment, molds and lab equipment — three to ten years
Office equipment, furniture and fixtures — three to five years
Computer hardware and equipment — three to five years

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

Pensions

The Group operates a defined contribution pension scheme for some of its employees. Contributions payable during the year are charged to the statement of comprehensive loss.

Taxation

Taxation on the profit or loss for the year comprises current and deferred tax including tax on capital gains. Current tax is the expected tax payable, or recoverable, on the taxable profit/loss and any adjustment to tax payable, or receivable in respect of prior years. Research and development tax credits are recognized when it is probable they will be received.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit or loss.

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

Segmental reporting

Operating segments are reported on a basis consistent with the internal reporting used by the chief operating decision makers. These have been identified as the Executive Management team which makes operating decisions. The Company has only one segment for financial reporting purposes.

Standards and Interpretations

In preparing the consolidated financial statements for the current year the Group has adopted the following new IFRS, amendments to IFRS and International Financial Reporting Interpretations Committee (“IFRS IC”) interpretations, which have not had a significant effect on the results or net assets of the Group:

IFRS 14, Regulatory deferral accounts (effective January 1, 2016).
IFRS 11, (Amendment), Joint arrangements on acquisition of an interest in a joint operation (effective January 1, 2016).
Amendments to IAS 16, Property, plant and equipment, and IAS 38, Intangible assets, on depreciation and amortization (effective January 1, 2016).
Amendments to IAS 1, Presentation of financial statements (effective January 1, 2016).
Amendments to IAS 16, Property, plant and equipment, and IAS 41, Agriculture, regarding bearer plants (effective January 1, 2016).
IAS 27, (Amendment), Separate financial statements, on the equity method (effective January 1, 2016).
Amendments to IFRS 10, Consolidated financial statements, and IAS 28, Investments in associates and joint ventures (effective January 1, 2016).

At the date of authorization of these consolidated accounts, the following standards, amendments and interpretations, which have not been applied in these financial statements, were in issue but not yet effective:

IAS 12, (Amendment) Recognition of Deferred Tax Assets for Unrealized Losses (effective January 1, 2017)
IAS 7, (Amendment) Disclosure Initiative (effective January 1, 2017)
IFRS 15, Revenue from contracts with customers (effective January 1, 2018).
IFRS 9, (Amendment), Financial instruments, regarding general hedge accounting (effective January 1, 2018).
IFRS 9, Financial instruments (effective January 1, 2018).
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

For the year ended December 31, 2015, Altura contributed no revenue and operating expenses of $1.8 million to the Company’s results. If the acquisition had occurred on January 1, 2015, it is estimated that the Company’s unaudited combined revenue would remain unchanged, loss from operations and net loss would have been higher by $5.2 million and $5.6 million, respectively.  The unaudited combined results do not include any anticipated cost savings or other effects of the planned integration of Altura. Accordingly, such amounts are not necessarily indicative of the results if the combination had occurred on January 1, 2015 or that may result in the future.

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

The revenue-based milestone payment referred to above relates to the Company achieving a trailing twelve-month revenue stream of $10.0 million on the sale of Altura products prior to December 31, 2030. If this were achieved, the Company shall pay to the Altura shareholders, in cash or Company common stock, at the Company’s option, at $4.00 per share if applicable, $15.0 million in no more than 45 days after the end of the month in which the Company achieves this revenue threshold.

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

The net assets acquired upon acquisition were as follows:

	Book Value $’000	Fair Value $’000

Property, plant and equipment	71	71
Intangible assets	—	20,600
Assumed accrued liabilities	(2,495)	(2,495)
Assumed bank debt	(5,331)	(5,331)
Deferred tax liability	—	(674)
Net (liabilities)/assets acquired	(7,755)	12,171

The resulting goodwill on acquisition is calculated as follows:

$’000
Fair value of consideration given	25,082
Less: Fair value of net assets acquired	(12,171)
Goodwill	12,911

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

Changes to amounts recorded in these financial statements versus those provisional amounts presented previously in the Company’s third quarter financial statements are as follows:

	Dec 31, 2015 $’000	Sep 30, 2015 $’000

Intangible assets	20,600	22,700
Goodwill	12,911	10,193
Deferred tax liability	(674)	(1,595)
Contingent acquisition consideration payable	(10,600)	(9,060)

4 Goodwill

Goodwill held by the Company consists of the following:

	2016 $’000	2015 $’000

Opening cost	16,052	3,289
Additions	—	12,911
Impairment	(860)	—
Currency translation	(530)	(148)
Closing net book value	14,662	16,052

Impairment of Goodwill

For purposes of impairment testing, as the Company is engaged in a single business activity of cardiovascular devices and the Company does not have multiple operating segments, goodwill has been allocated to the Company as a whole rather than individual cash generating units.  The Company’s impairment testing methodology is in accordance with IAS 36, in which the concluded fair value of invested capital is estimated by utilizing a market approach as well an income approach or value in use using the discounted cash flow method at a 50% weighting.  The higher of the concluded fair value or the value in use is then compared to the carrying value in determining impairment.  The market approach includes the use of financial metrics and ratios of comparable public companies, such as projected revenue, earnings, and transaction multiples. The selection of comparable companies requires management judgment and is based on a number of factors, including comparable companies’ sizes, growth rates, industries, and development stages.  During 2016, the Company utilized this approach to determine valuation multiples that could be used to estimate fair value of the Company.  The Company derived a valuation multiple of 2.6 times revenue the analysis of guideline public companies, which it applied to historic and projected revenue to derive a range of valuations.  A 3% allowance for selling costs was deducted from the valuation range.  The Company corroborated the reasonableness of the range of valuations by comparing to valuation estimates of the Company by securities analysts.  Based on the analysis performed, the Company concluded that a $.9 million impairment charge of goodwill was warranted.

Although the Company believes that its judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or market or macroeconomic conditions.

5 Intangible Assets

Intangible assets held by the Company consist of the following:

	IN-PROCESS R&D $’000	DEVELOPED TECHNOLOGY $’000	IP AND LICENSES $’000
				SOFTWARE $’000	TOTAL $’000

Cost
At January 1, 2015	—	—	2,677	396	3,073
Additions	9,300	11,300	—	15	20,615
Effect of movement in exchange rates	—	—	(121)	(4)	(125)
At December 31, 2015	9,300	11,300	2,556	407	23,563
Additions	—	—	—	—	—
Dispositions	—	—	—	(315)	(315)
Impairments	(2,500)	—	—	—	(2,500)
Effect of movement in exchange rates	—	—	(432)	(12)	(444)
At December 31, 2016	6,800	11,300	2,124	80	20,304

Accumulated Amortization
At January 1, 2015	—	—	968	135	1,103
Amortization	—	228	261	136	625
Effect of movement in exchange rates	—	—	(52)	(2)	(54)
At December 31, 2015	—	228	1,177	269	1,674
Amortization	—	714	187	123	1,024
Dispositions	—	—	—	(291)	(291)
Effect of movement in exchange rates	—	—	(216)	(35)	(251)
At December 31, 2016	—	942	1,148	66	2,156

Net Book Value
At January 1, 2015	—	—	1,709	261	1,970
At December 31, 2015	9,300	11,072	1,379	138	21,889
At December 31, 2016	6,800	10,358	976	14	18,148

License held by the Company is for a non-exclusive license granted by Medtronic for the U.S. patent No. 6,306,141 (“Jervis” patent), which is being amortized over 9 years and has a net book value at December 31, 2016 of $1.0 million (2015: $1.4 million). Developed technology acquired as part of the Altura acquisition is amortized over its estimated useful life of 17 years. In-process research and development acquired as part of the Altura acquisition will be amortized over its useful life once FDA approval of the Altura Endovascular Stent Graft is obtained.  The carrying value of in-process research and development is reviewed for impairment on an annual basis or where there is an indication that the assets might be impaired until the asset is brought into use.

6 Property, Plant and Equipment

Property, plant, and equipment held by the Company consists of the following:

	PRODUCTION EQUIPMENT, MOLDS AND LAB EQUIPMENT $’000	OFFICE EQUIPMENT, FURNITURE AND FIXTURES $’000	COMPUTER HARDWARE AND EQUIPMENT $’000
				TOTAL $’000

Cost
At January 1, 2015	3,253	896	1,688	5,837
Additions	644	421	234	1,299
Disposals	—	(78)	(10)	(88)
Effect of movement in exchange rates	(160)	(34)	(44)	(238)
At December 31, 2015	3,737	1,205	1,868	6,810
Additions	245	9	72	326
Disposals	(214)	(661)	(397)	(1,272)
Effect of movement in exchange rates	(601)	(103)	(159)	(863)
At December 31, 2016	3,167	450	1,384	5,001

Accumulated Depreciation
At January 1, 2015	1,372	463	915	2,750
Depreciation	563	150	460	1,173
Disposals	—	(17)	(5)	(22)
Effect of movement in exchange rates	(79)	(22)	(33)	(134)
At December 31, 2015	1,856	574	1,337	3,767
Depreciation	626	158	330	1,114
Disposals	(113)	(364)	(273)	(750)
Effect of movement in exchange rates	(309)	(64)	(130)	(503)
At December 31, 2016	2,060	304	1,264	3,628

Net Book Value
At January 1, 2015	1,881	433	773	3,087
At December 31, 2015	1,881	631	531	3,043
At December 31, 2016	1,107	146	120	1,373

Depreciation expense for property and equipment was $1.1 million (2015: $1.2 million; 2014: $0.8 million).

7 Inventories

Inventory held by the Company consists of the following:

	2016 $’000	2015 $’000

Raw materials	4,849	3,822
Finished goods	2,028	2,640
	6,877	6,462

The Company regularly reviews inventory quantities in process and on-hand, and when appropriate, records a provision for obsolete and excess inventory.  The provision for excess and obsolete inventory included in the above at December 31, 2016 was $1.7 million (2015: $1.2 million). Costs of inventories recognized as expenses were cost of sales $7.0 million (2015: $6.9 million; 2014: $6.0 million); selling, marketing and distribution expenses $0.6 million (2015: $0.6 million; 2014: $0.4 million) and research and development expenses $1.4 million (2015: $0.1 million; 2014: $0.2 million).

8 Trade and Other Receivables

Trade and other receivables held by the Company consist of the following:

	2016 $’000	2015 $’000

Trade receivables	3,133	2,243
OEM sale receivable	-	374
Other receivables	171	358
Prepayments and accrued income	517	1,369
Total trade and other receivables	3,821	4,344
Non-current portion – OEM sale receivable	-	(176)
Current trade and other receivables	3,821	4,168

Trade receivables are stated net of an impairment provision of nil (2015: $0.0; 2014: $0.0). Debtor days in 2016 were 97 days (2015: 54 days). Provisions of nil (2015: $0.0; 2014: $0.0) were utilized and nil released (2015: $0.0 released; 2014: $0.0 million released) in the year.

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

The aging of trade receivables including past due, but not impaired is:

	2016 $’000	2015 $’000

Not past due	2,181	1,911
Past due	952	332
	3,133	2,243

9 Trade and Other Payables

Trade and other payables held by the Company consist of the following:

	2016 $’000	2015 $’000

Trade payables	3,301	3,929
Accrued bonus	145	986
Accrued payroll and employee-related expenses	523	805
Accrued commissions	80	696
Accrued professional fees	522	471
Accrued clinical expenses	36	414
Accrued other expenses	834	220
Accrued termination costs	45	186
Accrued travel and expenses	8	144
Accrued production costs	138	143
Accrued royalties	124	122
Accrued warrant liability	49	120
	5,805	8,236

10 Borrowings

	2016	2015
	$'000	$'000
Microport NeuroTech Convertible loan	$6,377	-
Medico Hirata Convertible loan	4,950	2,707
Oxford Finance Secured loan	20,965	20,408
Total debt	32,292	23,115
Less: Current portion	4,267	-
Long term debt	28,025	23,115

MicroPort NeuroTech Convertible Loan

On December 18, 2016, Lombard Medical, Inc. (the “Company”), entered into an investment agreement (the “Investment Agreement”) with MicroPort NeuroTech Corp. (“MP NeuroTech”) and MicroPort NeuroTech CHINA Corp LIMITED (“MP NeuroTech China” and together with MP NeuroTech, “MicroPort”).  The Company received $10.0 million.  The loan accrues interest of six-month LIBOR plus 4.0% per annum.

The proceeds from the investment agreement were allocated among the instruments based on their relative fair values as follows:

2016 $’000

Note payable	6,392
Conversion liability(1)	3,608
Total investment	10,000

(1)     The fair value of the conversion liability was determined using a Monte Carlo simulation model using the following assumptions: volatility of 65%, risk-free rate of 2.07%, stated conversion price and note maturity.

At December 31, 2016, the amount outstanding was comprised of:

	Note payable $’000	Conversion liability $’000

Beginning balance	6,392	3,608
Unamortized transaction costs	(79)	—
Change in fair value	—	(1,341)
Capitalized interest	19	—
Final payment accretion	45	—
Ending balance	6,377	2,267

Medico’s Hirata convertible loan

On March 28, 2013 the Company received $2.5 million from the total $5 million convertible loan facility granted by its exclusive distribution partner in Japan, Medico’s Hirata Inc. On August 3, 2016 the Company was granted the additional loan of $2.5 million. The loans accrue interest of 3% per annum, payable when the loans are repaid or converted. The loan is repayable in August 2021. Conversion of the loans are at Medico’s Hirata Inc.’s discretion and will be based on the share price at the time of conversion.

As of December 31, 2016, the amount outstanding comprised:

	2016 $’000	2015 $’000

Liability component	4,847	2,632
Interest expense	103	75
	4,950	2,707

The convertible loan note is considered a financial liability with no equity component as there is a contractual obligation to deliver a variable number of shares at the market price if the loan note is converted. The fair value of the loan note is therefore the same whether the settlement of the obligation is made in cash or in shares at the time of repayment.

Oxford Finance Secured Loan

As at December 31, 2016 the Company had received $21 million (including $11 million, $5.5 million and $4.5 million received on April 24, July 30, and October 8, 2015, respectively) loan funding as part of a $26 million secured loan facility with Oxford Finance LLC (Oxford). The Company has the option of drawing a final $5 million becoming available after reaching additional revenue targets of $25.0 million trailing revenues. The interest on the loan is three month US LIBOR + 7.24% fixed at each advance. The interest rate on the first $11 million, second $5.5 million and third $4.5 million is 7.52%, 7.53%, and 7.56%, respectively. The term of the $26 million facility is 60 months from April 24, 2015, with a maximum interest-only period of 36 months, depending if all tranches are drawn.

Pursuant to the Loan Agreement, the Company is required to make interest only payments through April 1, 2017. However, if subsequent tranches are drawn, the interest only period can be extended to a maximum of 36 months. The maturity date of the loan is April 1, 2020, regardless of the tranches that have been drawn. At maturity, or the earlier repayment in full, the Company is required to make a final payment fee to Oxford which is included in the effective interest rate of the loan. The current final payment fee associated with the loan is approximately $1.6 million.

At December 31, 2016, the amount outstanding was comprised of:

	2016 $’000	2015 $’000

Face value of secured loan	21,000	21,000
Unamortized transaction costs	(276)	(375)
Unamortized discount	(291)	(392)
Final payment accretion	532	175
	20,965	20,408

In connection with the issuance of the secured loan in April 2015, the Company issued warrants to Oxford to purchase up to an aggregate number of the Company’s common stock. For the first, second, and third tranches, Oxford could purchase up to an aggregate of 77,446, 43,994, and 35,212 shares of the Company’s common stock at an exercise price of $4.19, $3.69, $3.77 per share, respectively. These warrants are immediately exercisable and have a contractual term of 10 years. The respective fair value on issuance were $0.2 million, $0.1 million, and $0.1 million, respectively; they were recorded as a current liability and discounted against the secured loan at issuance. The discount is being amortized to finance costs using the effective interest method over the term of the loan. Movements in the fair value of the warrants until the date of exercise will be recognized in the Statement of Comprehensive Income immediately. At December 31, 2016, the decrease in the fair value of the warrant liability of $0.1 million was recognized in finance costs in the Statement of Comprehensive Loss.

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

The following table represents the Company’s fair value hierarchy for its financial assets and liabilities measured at fair value:

	2016			2015
	Level 1 $’000	Level 3 $’000	Total $’000	Level 1 $’000	Level 3 $’000	Total $’000

Assets:
U.S. government agencies and securities	9,999	—	9,999	24,709	—	24,709
Total assets	9,999	—	9,999	24,709	—	24,709
Liabilities:
Warrants	—	49	49	—	120	120
Contingent consideration	—	13,430	13,430	—	10,600	10,600
Total liabilities	—	13,479	13,479	—	10,720	10,720

There were no transfers between levels during the period, and there were no changes in the methodologies used to determine the fair value measurements during the year ended December 31, 2016.

Derivative instruments

Warrants issued by the Company are accounted for as derivative liabilities and re-measured at fair value through earnings under “Finance Costs” at each reporting period until exercised or forfeited. The fair value of these warrants is estimated at each reporting date using the Black-Scholes model subject to changes in stock prices utilizing assumptions of risk-free interest rates, contractual life of origin, expected volatility and dividend yield. Due to the lack of certain observable market quotes, the Company utilizes valuation models that rely on some Level 3 inputs. The Company’s estimate of volatility is based on the Company’s trading history.

The fair value of the Level 3 warrants as of December 31, 2016 is estimated using the Black-Scholes model, including the following assumptions:

2016 $’000

Risk-free interest rate	2.45%
Expected life of warrants (years)	8.32 - 8.78
Expected volatility of stock	80.76%
Dividend yield	0.00%

The following table represented the Company’s Level 3 fair value measurements using significant other unobservable inputs for warrants:

	2016	2015
	$’000	$’000
Opening balance	120	—
Amounts acquired	—	446
Changes in fair value included in earnings	(71)	(326)
Closing balance	49	120

The estimated fair value of the warrants would increase (decrease) if (a) the risk-free interest rate were higher (lower); (b) the life of the warrants were longer (shorter); (c) the volatility of the stock was higher (lower); or (d) the dividend yield were higher (lower).

Convertible Debt Conversion Feature

Convertible debt conversion feature issued by the Company are accounted for as derivative liabilities and re-measured at fair value through earnings under “Finance Costs” at each reporting period until exercised or forfeited. The fair value of this convertible feature is estimated at each reporting date using a Monte Carlo simulation subject to changes in stock price, assumptions of risk-free interest rates, contractual life of origin, expected volatility and straight debt yield. Due to the lack of certain observable market quotes, the Company utilizes valuation models that rely on some Level 3 inputs. The Company’s estimate of volatility is based on the Company’s trading history.

The fair value of the Level 3 conversion feature as of December 31, 2016 is estimated using a Monte Carlo simulation model, including the following assumptions:

2016 $’000

Risk-free interest rate	1.34% - 1.93%
Expected life of conversion feature (years)	5.0
Expected volatility of stock	65.00%
Straight debt yield	12.0%

The following table represented the Company’s Level 3 fair value measurements using significant other unobservable inputs for warrants:

2016
$’000
Opening balance	—
Amounts acquired	3,608
Changes in fair value included in earnings	(1,341)
Closing balance	2,267

The estimated fair value of the conversion feature would increase (decrease) if (a) the risk-free interest rate were higher (lower); (b) the life of the conversion feature were longer (shorter); (c) the volatility of the stock was higher (lower); or (d) the debt yield were higher (lower).

Acquisition-Related Contingent Consideration

The Company acquired Altura on July 30, 2015. The aggregate consideration paid to Altura shareholders includes up to $27.5 million of contingent consideration to be paid based on the achievement of certain performance-based milestones. The fair value of the contingent consideration was measured using an expected present value approach to estimate an expected value. This fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement within the fair value hierarchy. Using this valuation technique, the fair value of the contingent consideration was determined to be $13.4 million as of December 31, 2016, respectively.

The fair value of the Level 3 acquisition-related revenue milestone contingent consideration at December 31, 2016 is estimated using a Monte Carlo simulation model including the following assumptions and sensitivities:

	2016	Sensitivities
Risk-adjusted discount rate	11.49%	A 1.0% increase in the risk-adjusted discount rate would result in an decrease in the fair value of the contingent payment of $460
Counterparty Risk Premium	8.24%	A 1.0% increase in the counter-party risk premium would result in an decrease in the fair value of the contingent payment of $460
Time to Achievement	5.2 years	A one year increase in the time to achievement of the revenue milestone would result in an decrease in the fair value of the first contingent payment of $890

The fair value of the Level 3 acquisition-related regulatory milestone contingent consideration at December 31, 2016 is estimated using a probability-weighted model including the following assumptions and sensitivities:

Risk-adjusted discount rate	11.49%	A 1.0% increase in the risk-adjusted discount rate would result in a decrease in the fair value of the contingent payment of $140
Counterparty Risk Premium	8.24%	A 1.0% increase in the counter-party risk premium would result in an decrease in the fair value of the contingent payment of $140
Weighted Time to Achievement	5.0 years	A one year increase in the time to achievement of the regulatory milestone would result in an decrease in the fair value of the second contingent payment of $570

The following table represents the company’s Level 3 fair value measurements using significant other unobservable inputs for the acquisition-related contingent consideration:

	2016 $’000	2015 $’000

Opening balance	10,600	—
Amounts acquired	—	10,600
Fair value adjustment	2,830	—
Closing balance	13,430	10,600

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

Treasury Policy

The Group has financed its operations by a mixture of shareholders’ funds, bank and other borrowings and loan notes, as required. The Group’s objective has been to obtain sufficient funding to meet development activities and initial commercialization costs until the Group becomes profitable. During 2016, and for the foreseeable future, the Group’s objective in using financial instruments is to safeguard the principal for funds held on deposit and to minimize exchange-rate risk where appropriate.

Interest Rate Risk

The Group currently has outstanding fixed-rate loan notes with a principal of $25.8 million (2015: $23.5 million) and invests its surplus funds in money market and short-term bank deposits. In the past, the Group has used a variety of fixed rate loans and floating rate debt as funding sources. The Group would review the balance between fixed and floating rate debt if it takes on any future debt.

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

The following table provides an analysis of the remaining contractually agreed cash flows including interest payable for the group’s non-derivative financial liabilities on an undiscounted basis, which therefore differs from both the carrying value and fair value:

	2016
		Between 3 months and 1 year $’000
	Less than 3 months $’000		Between 1 and 5 years $’000	Over 5 years $’000

Borrowings	395	5,360	38,518	-
Trade and other payables	5,756	-	49	-
	6,151	5,360	38,567	-

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

At December 31, 2016, if the GB Pound had weakened by 5% against the U.S. Dollar with all other variables held constant, post-tax loss for the year, in the primary functional currency used in the group, would have been approximately $0.4 million lower (2015: $0.3 million lower), as a net result of foreign exchange gains/losses on translation of U.S. Dollar-denominated cash and cash equivalents, foreign exchange gains/losses on translation of U.S. Dollar-denominated trade receivables, foreign exchange losses/gains on translation of U.S. Dollar-denominated trade payables and increased/decreased losses from the translation of the U.S. subsidiary’s post-tax loss.

At December 31, 2016, if the GB Pound had weakened by 5% against the Euro with all other variables held constant, post-tax loss for the year, in the primary functional currency used in the group, would have been approximately $nil million higher (2015: $0.1 million higher), as a net result of foreign exchange gains/losses on translation of Euro-denominated cash and cash equivalents, foreign exchange gains/losses on translation of Euro-denominated trade receivables, foreign exchange losses/gains on translation of Euro-denominated trade payables and increased/decreased losses from the translation of the German subsidiary’s post-tax loss.

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

Interest Rate Risk of Financial Assets

The following cash was held in the following currencies at December 31, 2016:

	2016 $’000	2015 $’000

Floating rate—USD	18,657	26,776
Floating rate—EUR	601	284
Floating rate—GBP	1,539	5,272
	20,797	32,332

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

On December 18, 2016, the Company entered into an investment agreement with MicroPort NeuroTech Corp. (“MP NeuroTech”) and MicroPort NeuroTech CHINA Corp LIMITED (“MP NeuroTech China” and together with MP NeuroTech, “MicroPort”). MP NeuroTech purchased $5 million in shares at $0.62 per share or 8,064,516 shares representing an approximately 29% ownership stake in the Company based on shares currently outstanding.

Shares issued in the prior year by Lombard Medical, Inc.

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

i)        Share Capital

	2016		2015
	NUMBER OF SHARES	NOMINAL VALUE	NUMBER OF SHARES	NOMINAL VALUE
Ordinary shares of $0.01 each	27,950,785	279,510	19,885,965	198,860
	27,950,785	279,510	19,885,965	198,860

Each ordinary share has one vote in a show of hands, and in a poll each share has one vote. Each ordinary shares have the right to receive dividends. Each ordinary share has the right to share in a liquidation of the Company’s assets.

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

v) Dividends

Dividends would be declared and paid in Sterling. None are currently expected to be declared or paid.

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

The table below sets forth the Company’s revenue results by geographic location for the periods stated below:

	2016 $’000	2015 $’000	2014 $’000

Aorfix Commercial Revenue
United States direct market	1,736	4,616	3,248
Western Europe direct markets	1,750	2,673	3,431
Japan distributor market	4,516	5,035	3,550
International distributor markets excluding Japan	2,514	2,790	3,038
Total Aorfix commercial revenue	10,516	15,114	13,267
Other commercial revenue	1,653	—	10
Total Revenue	12,169	15,114	13,277

Revenue by destination:
United Kingdom	1,783	1,696	1,926
Germany	1,249	977	1,506
United States of America	1,736	4,616	3,258
Japan	4,516	5,035	3,551
Rest of World	2,885	2,790	3,037
Total	12,169	15,114	13,277

The table below sets forth non-current assets results by geographic location for the periods stated below:

	2016 $’000	2015 $’000

United States	29,284	34,285
United Kingdom	4,899	6,873
Germany	-	2
Total	34,183	41,160

Non-current assets for this purpose consist of property plant and equipment, intangible assets including goodwill, and other non-current receivables.

14 Operating Loss

	2016 $’000	2015 $’000	2014 $’000

Operating loss is stated after charging/(crediting):
Depreciation of property, plant and equipment (note 6)	1,114	1,173	773
Amortization of licenses and software (note 5)	1,024	625	398
Research and development expenditure	7,669	11,279	9,213
Foreign exchange loss	(3,814)	(174)	92
Operating lease rentals
—Motor vehicles	146	145	114
—Land and buildings	910	785	484
—Other assets	46	52	150
Share-based compensation expense/(credit)	1,110	2,779	2,541
Initial Public Offering expenses (note 11)	—	—	1,503

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

15 Directors’ Compensation

	2016 $’000	2015 $’000	2014 $’000

Fees	325	417	447
Salaries	339	394	577
Bonuses	107	120	231
Benefits	75	77	94
Pension costs	34	40	58
	880	1,048	1,407

16 Employee Information

The number of employees by function in the years ended December 31, 2016, 2015, and 2014 was as follows:

	2016	2015	2014
Manufacture	82	93	65
Selling, marketing and distribution	13	59	65
Research and development	9	19	26
Administration	9	18	16
Total	113	189	172

Compensation-costs for the above employees were:

	2016 $’000	2015 $’000	2014 $’000

Wages and salaries	12,116	21,686	19,416
Social security costs	1,160	1,699	1,707
Pension costs	430	672	588
Termination cost	(22)	50	631
Share-based compensation expense	1,110	2,779	2,541
	14,794	26,886	24,883

Compensation-costs for key management personnel were:

	2016 $’000	2015 $’000	2014 $’000

Salaries and short-term benefits	1,537	2,106	1,810
Post-employment benefits	64	73	72
Compensation for loss of office	-	115	174
Share-based compensation expense	-	403	1,063
	1,601	2,697	3,119

Key Management during 2016 consists of the Chief Executive Officer, Chief Financial Officer, Chief Technology Officer, President, North America, Vice President, Global Clinical & Regulatory Affairs, Vice President, Global Innovation and Development.

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

17 Finance Costs

Finance costs consists of the following:

	2016 $’000	2015 $’000	2014 $’000

Convertible loan notes – coupon interest	1,749	895	74
Amortization of debt discounts	201	116	—
Accretion of final payment	403	175	—
Decrease in FV of warrant liability	—	(326)	—
Foreign exchange loss	(43)
Other interest payable	—	—	9
	2,310	860	83

18 Taxation on Loss on Ordinary Activities

The tax credit consists of the following:

	2016 $’000	2015 $’000	2014 $’000

UK research and development claim:
For the current year	660	1,674	1,150
For prior years	149	552	60
	809	2,226	1,210
Overseas taxation (charge)/credit	(2)	(11)	17
Asset impairment	674	-	-
Total tax credit	1,481	2,215	1,227

The UK research and development claim relates to the utilization of UK tax losses from research and development expenditure.

The UK tax credit of $1.5 million (2015: $2.2 million; 2014: $1.2 million) is higher than the standard UK corporation rate of 20.0% (2015: 20.0%; 2014: 21.5%) applied to the loss for the year. The differences are explained below:

	2016 $’000	2015 $’000	2014 $’000

Loss before tax for the period at 20.0% (2015: 20.0%; 2014: 21.5%)	(6,503)	(8,004)	(7,728)
Additional deduction for research and development expenditure	(582)	(1,437)	(1,473)
Amounts not deductible for tax purposes	370	365	686
R&D credit recoverable at a lower effective rate of 14.5% (2015: 14.5%; 2014: 11%)	369	878	1,150
Losses not recognized	5,686	6,524	6,215
Overseas taxation (credit) / charge	2	11	(17)
Adjustments in respect of prior years	(149)	(552)	(60)
Asset impairment	(674)	-	-
	(1,481)	(2,215)	(1,227)

Taxation losses carried forward at the end of the year amounted to approximately $131.5 million (2015: $138.1 million) in the UK and $51.7 million in the US.  The unrecognized deferred tax asset at 20% in the UK and 34% in the US is approximately $43.9 million. No deferred tax asset has been recognized in respect of these losses as the Directors consider it is, as yet, uncertain whether the losses will be utilized. Tax losses would be utilized in future periods against trading profits, although utilization of a portion of the US loss carryforwards would be limited under the provisions of IRC Section 382. The unrecognized deferred tax asset in respect to other temporary differences is $1.5 million (2015: $1.5 million). During 2014 there was a change in the UK main corporation tax rate from 21% to 20% which was effective from April 1, 2015.

The following table represents deferred tax balances recognized on the balance sheet:

	As at December, 31 2016 $’000	As at December, 31 2015 $’000

Deferred tax assets	—	—
Deferred tax liabilities	—	(674)
Net balances	—	(674)

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

	2016 $’000	2015 $’000

Opening balance	(674)	—
Deferred tax liability arising from acquisition	—	(674)
Tax (charge)/credit	674	—
Closing balance	—	(674)

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

	2016 $’000	2015 $’000	2014 $’000

Loss for the financial year $’000	(31,035)	(37,804)	(34,752)
Weighted average number of shares (‘000)	20,172	17,757	14,556
Basic and diluted loss per share	(1.54)	(2.13)	(2.39)

The weighted average number of shares figure for 2016 reflects the issuance of 8,064,516 shares of stock as a part of the investment agreement with MicroPort.  The weighted average number of shares figure for 2015 reflects the issuance of 3,700,000 shares as a part of the acquisition of Altura (see note 3). The weighted average number of shares figure for 2014 reflects the 2014 share for share exchange of one new ordinary share of $0.01 each of Lombard Medical, Inc. for every four existing ordinary shares of 20 pence each of Lombard Medical Technologies plc.

20 Share Options

Options

The Company’s Directors, officers, employees and certain former employees and former Directors hold options under the Lombard Medical, Inc. Global Share Option Plan 2014 and Lombard Medical, Inc. Share Option Plan 2014, together known as the “LM Option Plans”, to subscribe for ordinary shares in the Company as shown below:

	2016		2015		2014
	WEIGHTED AVERAGE EXERCISE PRICE (PENCE/$)		WEIGHTED AVERAGE EXERCISE PRICE (PENCE/$)		WEIGHTED AVERAGE EXERCISE PRICE (PENCE/$)
		SHARES UNDER OPTION		SHARES UNDER OPTION		SHARES UNDER OPTION

At beginning of year		3,022,272		2,403,022	170p	5,895,706
Options granted (20p ordinary shares)	—	—	—	—	—	—
Options lapsed (20p ordinary shares)	598p	(46,078)	609p	(249,310)	366p	(208,518)
Options consolidated (20p ordinary shares)	—	—	—	—	—	(4,315,337)
Options granted ($0.01 ordinary shares)	$1.32	102,000	$1.66	1,130,579	$9.60	1,031,171
Options lapsed ($0.01 ordinary shares)	$2.39	(343,919)	$8.28	(262,019)	—	—
At end of year		2,734,275		3,022,272		2,403,022

At end of year GBP denominated	253p	1,079,415	279p	1,122,541	674p	1,371,851
At end of year USD denominated	$2.53	1,654,860	$2.58	1,899,731	$9.60	1,031,171

The outstanding options at December 31, 2016 were granted as follows:

	EXERCISE PRICE (PENCE/$)		2016 NUMBERS	2015 NUMBERS	2014 NUMBERS
DATE OF GRANT		EXERCISE PERIOD
2009
January 28	250p	2012–2019	6,257	6,506	6,629

2010
February 5	250p	2012–2020	25,903	25,903	33,559
June 21	250p	2012–2020	13,591	13,591	13,591

2011
August 26	250p	2012–2021	189,165	215,305	215,305
	86p	2012–2021	26,140	—	—
September 8	250p	2012–2021	56,780	77,984	96,176
	86p	2012–2021	21,204	—	—
October 3	250p	2012–2021	—	—	6,300

2012
April 5	580p	2012–2022	19,602	36,403	50,404

2013
June 13	250p	2013-2023	583,890	651,771	742.952
	86p	2013-2023	41,805	—	—
September 25	250p	2013-2023	83,893	83,893	195,750

November 6	250p	2013-2023	11,185	11,185	11,185

2014
April 23	$3.90	2014-2024	482,878	502,879	675,086
May 1	$3.90	2014-2024	40,464	40,464	40,464
September 12	$3.90	2014-2024	—	23,604	56,650
December 8	$3.90	2014-2024	161,859	210,415	258,971

2015
February 17	$3.90	2015-2025	46,819	56,529	—
August 18	$3.90	2015-2025	49,840	49,840	—
December 31	$1.30	2016 -2026	796,000	1,016,000	—

2016
January 4	$1.28	2016-2026	77,000	—	—

WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE			7.3 years	8.4 years	8.6 years

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

All options issued post NASDAQ IPO are under the Lombard Medical, Inc. Global Share Option Plan 2014 with an exercise price in US$.

During 2014, the vesting conditions of all share options was moved from a performance based criteria to a time based criteria, reflecting the normal practices of companies on NASDAQ. Options vest over a period of 3 years from grant, with one third vesting at 12 months and two thirds vesting in 24 equal tranches over the remaining 2 years.

As of December 31, 2016, 1,079,415 (2015: 1,006,812; 2014: 762,139) of the pence-denominated outstanding options were exercisable at a weighted average exercise price of 253 pence (2015: 282 pence; 2014: 674 pence). At December 31, 2016, 624,352 (2015: 334,102, 2014: nil) of the dollar-denominated outstanding options were exercisable at a weighted-average exercise price of $3.90 (2015: $4.31, 2014: nil).

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

The fair value of the options was determined using the Black-Scholes pricing model in 2016, 2015, and 2014. The share-based compensation expense for the year is $1.1 million (2015: $2.8 million; 2014: $2.5 million).

The main assumptions used in the fair value calculations for the 2005 Plan are noted in the tables below:

YEAR OF GRANT
	2016 $’000	2015 $’000	2014 $’000

Weighted average share price of grants during the year	$1.32	$1.66	$9.60
Expected volatility	68-80%	50-68%	11-23%
Option life	10 years	10 years	10 years
Expected dividends	None	None	None
Risk-free interest rate	1.0%-1.7%	1.6-1.8%	1.6-1.8%
Estimated life of option	2.33 - 5 years	5 years	0 to 3 years
Weighted average fair value of grants during the year	$0.73	$0.91	$2.12

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

21 Related Party Disclosures

Fundraising

MicroPort NeuroTech Corp. is a shareholder of the Company.  MicroPort holds 8,064,516 shares, which equates to 28.9% of the Company’s shares, at December 31, 2016.

Abingworth LLP, a life science and healthcare investment firm which manages investment funds of the Company’s shares immediately before the NASDAQ Initial Public Offering. On April 25, 2014, the Abingworth funds subscribed for 727,272 ordinary shares of $0.01 pence each, as part of the Initial Public Offering. The shares were priced at $11.00 each, being the Initial Public Offering price. The Abingworth funds held 16.8% of the Company’s shares following the Initial Public Offering. Abingworth holds 3,473,452 shares, which equates to 12.4% of the Company’s shares, at December 31, 2016.

SV Life Sciences, a life sciences and healthcare investment firm which manages investment funds received 1,077,499 of the Company’s shares pursuant to the acquisition of Altura. The shares were priced at $4.00 each, per the acquisition agreement. SV Life Sciences holds 1,240,618 shares, which equates to 4.4% of the Company’s shares, at December 31, 2016.

Invesco Asset Management Limited is a shareholder of the Company and held 39.0% of the Company’s shares immediately before the NASDAQ Initial Public Offering. On April 25, 2014, Invesco subscribed for 1,951,818 ordinary shares of $0.01 pence each, as part of the Initial Public Offering. The shares were priced at $11.00 each, being the Initial Public Offering price. Invesco Asset Management Limited held 39.0% of the Company’s shares following the Initial Public Offering and on December 31, 2014. Invesco Asset Management Limited held 6,317,851 shares, which equates to 22.6% of the Company’s shares, at December 31, 2016

Since the NASDAQ Initial Public Offering, directors have purchased shares of the Company in open market transactions as follows: Raymond W. Cohen has purchased a total of 13,225 shares at an average price of $4.92 and John B. Rush has purchased a total of 9,607 shares at an average price of $7.34.

22 Financial Commitments and Contingent Liabilities

At December 31, 2016, the Group was committed to make the following aggregate minimum payments in respect of non-cancellable operating leases:

	2016		2015		2014
	LAND AND BUILDINGS	OTHER	LAND AND BUILDINGS	OTHER	LAND AND BUILDINGS	OTHER
	$’000	$’000	$’000	$’000	$’000	$’000
No later than one year	447	61	697	118	298	121
1-5 years	1,146	34	1,923	46	195	155
	1,593	95	2,620	164	493	276

We lease facilities in Didcot, Oxfordshire, England. These 31,827 square-foot facilities house our headquarters, research and development operations, manufacturing operations and storage of Aorfix raw materials and finished goods. The lease for these facilities terminates in July 2022.

On February 9, 2015, Lombard Medical Technologies, Inc. executed a lease for its new global headquarters in Irvine, California. The lease for this facility terminates in April, 2021. The total commitment under this lease is $1.8 million.

23 Capital Commitments

At December 31, 2016, the Group had capital commitments of nil (2015: nil; 2014: nil).

24 Post Balance Sheet Events

None noted